As filed with the Securities and Exchange Commission on October 31, 2011

Registration Nos. 333-175480 and 811-04844

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM N-4

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933	☐
Pre-Effective Amendment Number 1	☒
Post-Effective Amendment Number:	☐

REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940
Amendment Number: 78	☒

(Check appropriate box or boxes)

Separate Account I of Integrity Life Insurance Company

(Exact Name of Registrant)

Integrity Life Insurance Company

(Name of Depositor)

400 Broadway, Cincinnati, Ohio 45202

(Address of Depositor’s Principal Executive Offices)  (Zip Code)

(513) 629-1854

(Depositor’s Telephone Number, including Area Code)

The Western and Southern Life Insurance Company

(Name of Guarantor)

400 Broadway, Cincinnati, Ohio 45202

(Address of Guarantor’s Principal Executive Offices)  (Zip Code)

(513) 629-1854

(Guarantor’s Telephone Number, including Area Code)

Rhonda S. Malone, Esq. Counsel – Securities Western & Southern Financial Group, Inc. 400 Broadway Cincinnati, Ohio 45202	Copy to: Michael Berenson Senior Counsel Morgan Lewis, Bockius LLP 1111 Pennsylvania Ave., NW Washington, D.C. 20004-2541

(Name and Address of Agent for Service)

Approximate Date of Proposed Public Offering:  As soon as practicable after the effective date of this Registration Statement.

The Registrant hereby agrees to amend this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall therefore become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

Title of Securities Being Registered:  Flexible Premium Variable Annuity

Pinnacle Variable Annuity (before April 30, 1998)

Pinnacle III Variable Annuity (May 1, 1998 to July 16, 2001; only version sold in Oregon)

Pinnacle IV Variable Annuity (July 16, 2001 to April 30, 2007)

Pinnacle V Variable Annuity (May 1, 2007 to December 31, 2011)

December 30, 2011

Integrity Life Insurance Company

Separate Account I

This prospectus describes the Pinnacle flexible premium variable annuity contracts and the Investment Options available under the contracts. This prospectus contains information about Separate Account I and the contract that you should know before investing.  You should read this prospectus and any supplements, and retain them for future reference.

The Securities and Exchange Commission (SEC) has not approved or disapproved these securities or determined that this prospectus is adequate.  Any representation to the contrary is a criminal offense.

A registration statement relating to this contract, which includes a Statement of Additional Information (SAI) dated December 30, 2011, material incorporated by reference and other information about Separate Account I and Integrity Life Insurance Company, has been filed with the SEC (file numbers 811-04844 and 333-175480).  The SAI is incorporated by reference into this prospectus.  A free copy of the SAI is available by sending in the form at the bottom of this page, or by writing or calling our Administrative Office listed in the glossary.  You will find the table of contents for the SAI at the end of Part 9 of this prospectus.

You can review and copy information about this annuity contract at the SEC’s Public Reference Room in Washington, D.C.  For hours of operation of this Public Reference Room, please call 202-551-8090.  You also may obtain information about annuity contract on the SEC’s Internet site at http://www.sec.gov.  Copies of that information are also available, after paying a duplicating fee, by electronic request to publicinfo@sec.gov or by writing the SEC’s Public Reference Section, 100 F. Street NE, Washington, D.C. 20549-0102.

This prospectus does not constitute an offering in any jurisdiction where such offering may not lawfully be made.  No person is authorized to make any representations in connection with this offering other than those contained in this prospectus.

To request a copy of the Statement of Additional Information for Integrity Pinnacle (before April 30, 1998), Pinnacle III (May 1, 1998 to July 16, 2001; only version sold in Oregon), Pinnacle IV (July 16, 2001 to April 30, 2007), Pinnacle V (May 1, 2007 to December 31, 2011),  (December 30, 2011) tear off this section and mail it to us at the Administrative Office listed in the glossary, or call us at the number listed in the glossary.

Name:	Address
Phone:

You may invest your contributions in any of the Investment Options listed below.

BlackRock Variable Series Funds, Inc., Class III	INVESCO Variable Insurance Funds, Series II
BlackRock Capital Appreciation V.I. Fund	Invesco Van Kampen V.I. Capital Growth Fund
BlackRock Global Allocation V.I. Fund	Invesco Van Kampen V.I. Comstock Fund
Invesco Van Kampen V.I. Mid Cap Value Fund
Columbia Funds Variable Insurance Trust , Class 2	Invesco V.I. International Growth Fund
Columbia VP — Mid Cap Value Opportunity Fund
Columbia VP — Small Cap Value Fund	Morgan Stanley Universal Institutional Funds, Class II
Morgan Stanley UIF Emerging Markets Debt Portfolio
DWS Investments VIT Funds, Class B	Morgan Stanley UIF Emerging Markets Equity Portfolio
DWS Small Cap Index VIP Fund	Morgan Stanley UIF U.S. Real Estate Portfolio

Fidelity® Variable Insurance Products, Service Class 2	PIMCO Variable Insurance Trust, Advisor Class
Fidelity VIP Asset ManagerSM Portfolio	PIMCO VIT All Asset Portfolio
Fidelity VIP Balanced Portfolio	PIMCO VIT CommodityRealReturn® Strategy Portfolio
Fidelity VIP Contrafund® Portfolio	PIMCO VIT Low Duration Portfolio
Fidelity VIP Disciplined Small Cap Portfolio	PIMCO VIT Real Return Portfolio
Fidelity VIP Equity-Income Portfolio	PIMCO VIT Total Return Portfolio
Fidelity VIP Freedom 2010 Portfolio
Fidelity VIP Freedom 2015 Portfolio	Rydex Variable Trust
Fidelity VIP Freedom 2020 Portfolio	Rydex|SGI VT Alternative Strategies Allocation Fund
Fidelity VIP Freedom 2025 Portfolio	Rydex|SGI VT Managed Futures Strategy Fund
Fidelity VIP Freedom 2030 Portfolio	Rydex|SGI VT Multi-Hedge Strategies Fund
Fidelity VIP Growth Portfolio	Rydex|SGI VT U.S. Long Short Momentum Fund
Fidelity VIP High Income Portfolio
Fidelity VIP Index 500 Portfolio	Touchstone® Variable Series Trust
Fidelity VIP Investment Grade Bond Portfolio	Touchstone VST Baron Small Cap Growth Fund
Fidelity VIP Mid Cap Portfolio	Touchstone VST Core Bond Fund
Fidelity VIP Overseas Portfolio	Touchstone VST High Yield Fund
Touchstone VST Large Cap Core Equity Fund
Franklin Templeton VIP Trust, Class 2	Touchstone VST Mid Cap Growth Fund
Franklin Growth and Income Securities Fund	Touchstone VST Money Market Fund
Franklin Income Securities Fund	Touchstone VST Third Avenue Value Fund
Franklin Large Cap Growth Securities Fund	Touchstone VST Aggressive ETF Fund
Franklin Small Cap Value Securities Fund	Touchstone VST Conservative ETF Fund
Mutual Shares Securities Fund	Touchstone VST Enhanced ETF Fund
Templeton Foreign Securities Fund	Touchstone VST Moderate ETF Fund
Templeton Growth Securities Fund
Fixed Accounts
Guaranteed Rate Options
Systematic Transfer Options

This annuity is not a bank product and is not an obligation of, nor guaranteed by, the financial institution where it is offered.  It is not insured by the FDIC, NCUSIF or other federal entity.  It is subject to investment risks, including possible loss of the principal amount invested.

iShares is a registered mark of BlackRock Institutional Trust Company, N.A. (BlackRock).  All other trademarks, service marks or registered trademarks are the property of their respective owners.  BlackRock’s only relationship to Integrity is the licensing of certain trademarks and trade names of BlackRock.  Integrity’s variable annuity products are not sponsored, endorsed, sold or promoted by BlackRock.  BlackRock makes no representations or warranties to the owners of Integrity’s variable annuity products or any member of the public regarding the advisability of investing in them.  BlackRock has no obligation or liability in connection with the operation, marketing, sale or trading of Integrity’s variable annuity products.

TABLE OF CONTENTS

[PAGE NUMBERS WILL BE UPDATED IN FINAL PRE-EFFECTIVE AMENDMENT FILING]

Page P5I-
Glossary	5
Part 1 - Fees and Expense Tables and Summary	8
Contract Owner Transaction Expenses	8
Annual Administrative Charge	8
Separate Account Annual Expenses	9
Total Annual Portfolio Operating Expenses	9
Examples	10
Accumulation Unit Values	11
Summary of Contract	11
Investment Goals and Risks	11
Your Rights and Benefits	11
Account Value and Surrender Value	12
Your Right to Revoke (Free Look Period)	12
How Your Contract is Taxed	12
Part 2 - Integrity and the Separate Account	12
Integrity Life Insurance Company	12
Separate Account I and the Variable Account Options	13
Distribution of Variable Annuity Contracts	13
Changes In How We Operate	13
Part 3 - Your Investment Options	14
The Variable Account Options	14
Static Asset Allocation Models	24
The Fixed Accounts	24
Part 4 - Deductions and Charges	27
Mortality and Expense Risk Charge	27
Annual Administrative Charge	27
Reduction of the Mortality and Expense Risk Charge or Annual Administrative Charge	27
Portfolio Charges	27
Withdrawal Charge	28
Reduction or Elimination of the Withdrawal Charge	28
Hardship Waiver	29
Commission Allowance and Additional Payments to Distributors	29
Optional Benefit Charges	29
Transfer Charge	30
Tax Reserve	30
State Premium Tax	30
Part 5 - Terms of Your Variable Annuity	30
Contributions	30
Units in Our Separate Account	31
How We Determine Unit Value	31
Transfers	31
Excessive Trading	32
Specific Notice Regarding the Use of this Annuity for Market Timing or Frequent Trading	33
Withdrawals	34
Assignments	35
Death Benefit Paid on Death of Annuitant	35
Distribution on Death of Owner	38
Spousal Continuation	39
Death Claims	40

Maximum Retirement Date and Annuity Benefit	40
Annuity Benefit Payments	41
Timing of Payment	41
How You Make Requests and Give Instructions	42
Part 6 - Optional Benefits	42
Guaranteed Lifetime Income Advantage Rider	42
Guaranteed Minimum Withdrawal Benefit Rider
Guarantee Return Plus Rider
Enhanced Earnings Benefit Rider	46
Part 7 - Voting Rights	60
How Portfolio Shares Are Voted	60
How We Determine Your Voting Shares	61
Part 8 - Tax Aspects of the Contract	61
Introduction	61
Your Contract is an Annuity	62
Taxation of Annuities Generally	62
Tax Treatment of Living Benefits	63
Tax-Favored Retirement Programs	63
Federal and State Income Tax Withholding	64
Impact of Taxes on the Company	64
Transfers Among Investment Options	64
Part 9 - Additional Information	65
Systematic Withdrawal Program	65
Income Plus Withdrawal Program	65
Choices Plus Required Minimum Distribution Program	65
Dollar Cost Averaging Program	66
Systematic Transfer Program	66
Customized Asset Rebalancing Program	67
Systematic Contributions Program	67
Legal Proceedings	68
Table of Contents of Statement of Additional Information	68
Appendices	69
Appendix A - Financial Information for Separate Account I of Integrity	69
Appendix B - Withdrawal Charge Examples	101
Appendix C - Illustration of a Market Value Adjustment	103
Appendix D - Parties to the Contract and Guide to Spousal Continuation	106
Appendix E - Illustration of Guaranteed Lifetime Income Advantage	108
Appendix F - Illustration of Enhanced Earnings Benefit	115

GLOSSARY

Account Value - the value of your contract, which consists of the values of your Investment Options added together.

Adjusted Account Value - your Account Value increased or decreased by any Market Value Adjustment made to your Guaranteed Rate Options.

Administrative Office - Integrity Life Insurance Company, P.O. Box 5720, Cincinnati, Ohio 45201-5720.  Our express mail address is Integrity Life Insurance Company, 400 Broadway, Cincinnati, Ohio 45202-3341.  You may also call us at 1-800-325-8583.  You are required to use this address to make requests and give instructions about your annuity contract.

Annuitant - the person whose life is used to determine the Maximum Retirement Date and the amount of the Annuity Benefit and whose death triggers the payment of the Death Benefit.  The Annuitant must be a human being, and cannot be changed after the Contract Date.

Annuity Benefit - periodic payments beginning on your Retirement Date that you may elect instead of a lump sum.

Business Day - any day that the New York Stock Exchange is open.

Contract Anniversary - occurs once annually on the same day as the Contract Date.

Contract Date - the date we issue you the annuity contract.  It is shown on the schedule page of your contract.

Contract Year - a year that starts on your Contract Date or any Contract Anniversary.

Death Benefit - benefit paid to the Annuitant’s beneficiary after the death of the Annuitant.

Death Benefit Date — the Business Day we receive an original certified death certificate and our death claim forms in Good Order, including the beneficiary’s election of form of payment.

Distribution on Death - a distribution paid to the owner’s beneficiary after the death of the owner.

Enhanced Earnings Benefit (EEB) - an optional Death Benefit.

Fixed Accounts - Guaranteed Rate Options and the Systematic Transfer Option.

Free Withdrawal Amount - the amount you may withdraw in any Contract Year without paying a withdrawal charge.

General Account - the account that contains all of our assets other than those held in separate accounts.

Good Order — complete information we require to process your application, claim or any request.

Guaranteed Lifetime Income Advantage (GLIA) - an optional benefit that guarantees lifetime payments will be available for withdrawal.

GLIA Investment Strategies - Investment Strategies available for contributions under the GLIA Rider.

Guaranteed Minimum Withdrawal Benefit (GMWB) - an optional benefit that guarantees you can withdraw a certain amount each Contract Year as long as the Rider is in effect and you limit your withdrawals to the amount available under the Rider.

Guaranteed Withdrawal Balance (GWB) - is the total amount we guarantee to be available for withdrawals while the Rider is in effect.  The initial GWB is equal to your initial contribution.

Adjusted Guaranteed Withdrawal Balance - The Adjusted GWB is the GWB at the end of the prior annual processing date, plus any additional contributions you made during the current Contract Year.

Guaranteed Rate Option (GRO) - a Fixed Account that offers Guarantee Periods with fixed annual effective interest rates.

Guarantee Period - the length of time from the date of your contribution into a GRO until the GRO matures.

Market Value Adjustment (MVA) - an upward or downward adjustment made to the value of your GRO if you make withdrawals or transfers from the GRO, or elect an Annuity Benefit, before the end of the Guarantee Period.

Guaranteed Return Plus - an optional guaranteed minimum accumulation benefit that guarantees the future value of amounts contributed to a Guaranteed Return Plus Investment Option for a specified period.

Guaranteed Return Plus Investment Option - Investment Options available for Contributions to the Guaranteed Return Plus Rider.

Investment Options - Variable Account Options and Fixed Accounts, collectively.

Maximum Retirement Date - the last Annuitant’s 100th birthday, which is the latest date you can begin your Annuity Benefit or receive a lump sum payment.

Nonqualified Annuity - an annuity that is not a Qualified Annuity.

Payment Base - the larger of your Bonus Base or your Step-Up Base

Bonus Base - until a Bonus is applied, the Bonus Base is the Account Value on the date you purchase the GLIA Rider, plus additional Contributions, less Adjusted Nonguaranteed Withdrawals.  After a Bonus is applied (but before a subsequent Bonus), your Bonus Base is equal to the Bonus Base immediately before the Bonus is applied, plus the Bonus amount, plus additional Contributions received after the date of the Bonus; less Adjusted Nonguaranteed Withdrawals taken after the date of the Bonus.

Step-Up Base - until a Step-Up is applied, the Step-Up Base is the Account Value on the date you purchase the GLIA Rider, plus additional Contributions, less Adjusted Nonguaranteed Withdrawals.  After a Step-Up is applied (but before a subsequent Step-Up), the Step-Up Base is equal to the Step-Up Base immediately before the Step-Up is applied, plus the Step-Up amount, plus additional Contributions received after the date of the Step-Up, less Adjusted Nonguaranteed Withdrawals taken after the date of the Step-Up.

Portfolio - a mutual fund in which a Variable Account Option invests.

Processing Office - 400 Broadway, Cincinnati, Ohio 45202.

Qualified Annuity - an annuity contract that qualifies under the Tax Code as an Individual Retirement Annuity that meets the requirements of Section 408 or 408A of the Tax Code or an annuity contract purchased under a retirement plan that receives favorable tax treatment under Section 401, 403, 457 or similar provisions of the Tax Code.

Retirement Date - any date before the Maximum Retirement Date that you choose to begin taking your Annuity Benefit.

Rider - a supplement to your contract or additional feature that provides an optional benefit at an additional cost.

Separate Account - Separate Account I of Integrity Life Insurance Company

Surrender Value - your Adjusted Account Value reduced by any withdrawal charge, pro rata annual administrative charges and optional benefit charges.

Systematic Transfer Options (STOs) - Fixed Accounts that accept new contributions, which must be transferred from the STO into Variable Account Options within either a six-month or a one-year period.  The STOs provide a guaranteed fixed interest rate that is effective for the STO period selected.

Tax Code - the Internal Revenue Code of 1986, as amended, or any corresponding provisions of subsequent United States revenue laws, and applicable regulations of the Internal Revenue Service.

Unit - measure of your ownership interest in a Variable Account Option.

Unit Value - value of each Unit calculated on any Business Day.

Variable Account Options - Investment Options available to you under the contract, other than the Fixed Accounts.  Each Variable Account Option invests in a corresponding Portfolio with the same name.

Part 1 — Fees and Expense Tables and Summary

The following tables describe the fees and expenses that you will pay when buying, owning, withdrawing from and surrendering the contract.

The first table describes the fees and expenses that you will pay at the time you buy the contract, withdraw from or surrender the contract, or transfer value among Investment Options.  State premium tax may also be deducted.(1)

Contract Owner Transaction Expenses

Maximum Deferred Sales Load (Withdrawal Charge) as a percentage of contributions before December 31, 1996(2)	7%
Maximum Deferred Sales Load (Withdrawal Charge) as a percentage of contributions after January 1, 1997(2)	8%
Transfer Charge (for each transfer after 12 transfers in one Contract Year)(3)	$20

The following tables describe the fees and expenses that you will pay periodically during the time that you own the contract, not including total annual portfolio operating expenses.

Annual Administrative Charge

Annual Administrative Charge(4)	$30

Rest of page left intentionally blank

(1)  State premium taxes currently range from 0 to 3.5%.

(2)  Withdrawal charges decrease based on the age of each contribution.  See Part 4.

(3)  This charge does not apply to transfers made in the Dollar Cost Averaging, Customized Asset Rebalancing, or Systematic Transfer programs.

(4)  This charge will be waived if the Account Value is at least $50,000 on the last day of the Contract Year.

Separate Account Annual Expenses as a percentage of value charged

Pinnacle V (February 25, 2008 to December 31, 2011)	Maximum Charge	Current Charge
Mortality and Expense Risk Charge (assessed on value in Variable Account Options)	1.55%	1.55%
Optional Enhanced Earnings Benefit Charge (assessed on Account Value; charge shown is for Annuitants age 70-79(5))	0.50%	0.50%
Optional Guaranteed Lifetime Income Advantage — Individual Rider Charge (assessed on the Payment Base(6), (7))	1.20%	0.90%
Optional Guaranteed Lifetime Income Advantage — Spousal Rider Charge (assessed on the Payment Base(6), (7))	1.60%	1.15%
Optional Guaranteed Return Plus Rider Charge (assessed on amount allocated to Guaranteed Return Plus Investment Options(6)) (available before November 24, 2008)	0.60%	0.60%
Highest Possible Total Separate Account Annual Expenses(8)	3.15%	2.70%

Pinnacle V (May 1, 2007 to February 24, 2008)	Maximum Charge	Current Charge
Mortality and Expense Risk Charge (assessed on value in Variable Account Options)	1.55%	1.55%
Optional Enhanced Earnings Benefit Charge (assessed on Account Value; charge shown is for Annuitants age 70-79(5))	0.50%	0.50%
Optional Guaranteed Minimum Withdrawal Benefit Charge (assessed based on the Adjusted Guaranteed Withdrawal Balance(6))	1.20%	0.60%
Optional Guaranteed Return Plus Rider Charge (assessed on amount allocated to Guaranteed Return Plus Investment Options(6))	0.60%	0.60%
Highest Possible Total Separate Account Annual Expenses(9)	2.75%	2.15%

Pinnacle IV (July 16, 2001 to April 30, 2007)	Charge
Mortality and Expense Risk Charge (assessed on value in Variable Account Options)	1.45%
Optional Enhanced Earnings Benefit Charge (assessed on Account Value; charge shown is for Annuitants age 70-79(5))	0.50%
Optional Guaranteed Return Plus Rider Charge (assessed on amount allocated to Guaranteed Return Plus Investment Options(6)) (available after June 26, 2006)	0.60%
Highest Possible Total Separate Account Annual Expenses(10)	2.05%

Pinnacle and Pinnacle III (before July 16, 2007)	Charge
Mortality and Expense Risk Charge (assessed on value in Variable Account Options)	1.35%

(5)  Charge is based on the Annuitant’s age on the Contract Date:

Age	Charge at annual effective rate
59 or less	0.20%
60-69	0.40%
70-79	0.50%

(6)  See Part 6.

(7)  The current charge for the Optional Guaranteed Lifetime Income Advantage — Individual Rider Charge was 0.60% and the Spousal Rider Charges was 0.90% from 2-25-08 to 2-28-09; the maximum charge was the same

(8)  You may elect only one of the optional benefits: Enhanced Earnings Benefit, Individual, or Spousal Guaranteed Lifetime Income Advantage, or Guarantee Return Plus.  Therefore the highest possible total separate account annual expenses reflect the election of the optional benefit with the highest cost.

(9)  You may elect only one of these optional benefits: Enhanced Earnings Benefit, Guaranteed Minimum Withdrawal Benefit or Guarantee Return Plus.  Therefore the highest possible total separate account annual expenses reflect the election of the optional benefit with the highest cost.

(10)  You may elect only one of these optional benefits: Enhanced Earnings Benefit or Guarantee Return Plus.  Therefore the highest possible total separate account annual expenses reflect the election of the optional benefit with the higher cost.

The next item shows the minimum and maximum total operating expenses charged by the Portfolios that you may pay periodically during the time you own the contract.  More detail concerning each Portfolio’s fees and expenses is contained in the prospectus for each Portfolio.

The range of expenses (prior to reimbursements and fee waivers) deducted from the Portfolios’ assets, including management fees, distribution or 12b-1 fees, and other expenses are:

Minimum: 0.35%	Maximum: 3.51%

We have entered into agreements with the investment advisors and/or distributors of each of the Portfolios.  Under the terms of these agreements, we will provide administrative, marketing and distribution services to the Portfolios.  The Portfolios or their investment advisors or distributors pay us fees equal to an annual rate ranging from 0.05% to 0.45% of the average daily net assets invested by the Variable Account Options in the Portfolios.  These fees may be paid by the investment advisors from the investment advisors’ assets or from the Portfolios under plans adopted by the Portfolios pursuant to Rule 12b-1 under the Investment Company Act of 1940 (1940 Act.)  In addition, we may receive marketing allowances from investment advisors to support training and distribution efforts.

Examples

The examples that follow are intended to help you compare the cost of investing in this contract with the cost of investing in other variable annuity contracts.  Each example assumes that you invest $10,000 in the contract for the time period indicated.  Each example also assumes that your investment has a 5% return each year.  Your actual costs may be higher or lower.

The following example includes the withdrawal charge, the annual administrative charge, the mortality and expense risk charge, and the maximum Portfolio operating expenses.  The cost of optional Riders is not included and if it was, the cost would be higher.  Based on these assumptions, your costs would be:

For Pinnacle V:

If you surrender your contract at the end of the applicable period:

1 year	3 years	5 years	10 years
$1,356	$2,258	$3,149	$5,425

If you keep your contract in force or select an Annuity Benefit with a life contingency at the end of the applicable period:

1 year	3 years	5 years	10 years
$556	$1,658	$2,749	$5,425

For Pinnacle IV:

If you surrender your contract at the end of the applicable period:

1 year	3 years	5 years	10 years
$1,345	$2,226	$3,104	$5,350

If you keep your contract in force or select an Annuity Benefit with a life contingency at the end of the applicable period:

1 year	3 years	5 years	10 years
$545	$1,629	$2,704	$5,350

For Pinnacle and Pinnacle III:

If you surrender your contract at the end of the applicable period:

1 year	3 years	5 years	10 years
$1,335	$2,201	$3,094	$5,273

If you keep your contract in force or select an Annuity Benefit with a life contingency at the end of the applicable period:

1 year	3 years	5 years	10 years
$535	$1,601	$2,659	$5,273

Accumulation Unit Values

See Appendix A.

Summary of Contract

“We,” “our,”  “us,”  “the Company” and “Integrity” mean Integrity Life Insurance Company.  “You” and “your” mean the owner.  This variable annuity contract is a contract between you and us.  You, as the owner, have certain rights under the contract.  If you purchase this annuity contract as a Nonqualified Annuity, the Annuitant named by you may be you or another person.  It is important that you carefully select the owner, Annuitant, the owner’s beneficiary and the Annuitant’s beneficiary in order to achieve your objectives.  See Part 5, sections titled “Death Benefit Paid on Death of Annuitant” “Distribution on Death of Owner” and “Spousal Continuation.” see also Appendix D.

Investment Goals and Risks

This contract allows you to accumulate money for retirement or other long term goals.  An investment in any of the Variable Account Options carries with it certain risks, including the risk that the value of your investment will decline and you could lose money.  The Variable Account Options invest in Portfolios, most of which invest in common stocks.  You could lose money if one of the issuers of the stocks becomes financially impaired or if the stock market as a whole declines.  There is also the inherent risk that holders of common stock generally are behind creditors and holders of preferred stock for payments in the event of the bankruptcy of a stock issuer.

For a complete discussion of the risks associated with investing in any particular Variable Account Option, see the prospectus of the corresponding Portfolio with the same name.

Your Rights and Benefits

As the owner of the contract, you have the following rights:

•                  To contribute, transfer and withdraw money.  See Part 5

•                  To invest in the Investment Options.  See Part 3

•                  To elect an Annuity Benefit.  See Part 5, section titled “Maximum Retirement Date and Annuity Benefit.”

•                  To elect any optional benefit available at the time you purchase the annuity contract.  See Part 6.

•                  To name the Annuitant.

•                  To name the Annuitant’s beneficiary to receive the Death Benefit upon the death of the Annuitant; See Part 5, section titled “Death Benefit Paid on Death of Annuitant.”

•                  To name the owner’s beneficiary to receive a distribution upon your death, as owner, or the death of a joint owner, if any.  If there are joint owners, the death of either one will be treated as the death of both under this contract.  Upon the death of either owner, a distribution of the Surrender Value is required to be made to the owner’s beneficiary.  The joint owner is not the owner’s beneficiary.  See Part 5, section titled “Distribution on Death of Owner.”

Account Value and Surrender Value

Your Account Value consists of the values of your Investment Options added together.  Any amount allocated to a Variable Account Option will go up or down in value depending on the investment experience of the corresponding Portfolio.  The value of contributions allocated to the Variable Account Options is not guaranteed.  The value of your contributions allocated to the Fixed Accounts is guaranteed, subject to any applicable MVAs.  Your Account Value also is subject to various charges.  See Part 4.

Your Adjusted Account Value is your Account Value, increased or decreased by any MVAs.  See Part 3, section titled “Market Value Adjustments.”

Your Surrender Value is equal to your Adjusted Account Value, minus any withdrawal charge, minus the pro rata portion of the annual administrative charges and optional benefit charges, if applicable, and minus any applicable premium tax.  See Part 4.

Your minimum Account Value is $1,000 ($2,000 in Texas and Washington).  If the Account Value goes below the minimum Account Value and we have received no contributions from you for two years, we may terminate the contract and pay you the Account Value.  We will notify you in advance and will give you at least 60 days to make additional contributions if you wish to keep your contract in force.

Your Right to Revoke (Free Look Period)

You may cancel your contract within 10 days after you first receive it by returning it to our Administrative Office by mail, postmarked within the 10-day period.  We will extend the 10-day period if required by state law.  If you cancel your contract, we will return your Account Value, which may be more or less than your original contribution depending upon the investment experience of the Variable Account Options you selected.  You bear the investment risk during the 10-day period, as well as any fees and charges incurred during the period your contract is in force.  See Part 4 for more discussion of the fees and charges.  Some states require that we return your contribution, or some amount other than your Account Value.  In that case, we will return the greater of the amount required by state law and your Account Value.

How Your Contract is Taxed

This annuity contract and your benefits under the contract, including the deferral of taxes on your investment growth, are controlled by the Tax Code.  If this contract is a Qualified Annuity, such as an IRA, the qualified plan status provides tax deferral and this contract provides no additional tax-deferral benefit.

Generally, the withdrawals you make before you are 59½ years old are subject to a 10% federal tax penalty on the taxable portion of the amounts withdrawn.  You should read Part 8, “Tax Aspects of the Contract” for more information, and consult a tax advisor.  We do not provide tax advice.

Part 2 — Integrity and the Separate Account

Integrity Life Insurance Company

Integrity is a stock life insurance company organized under the laws of Arizona on May 3, 1966, and redomesticated to Ohio on January 3, 1995.  Our principal executive office is located at 400 Broadway, Cincinnati, Ohio 45202.  We are authorized to sell life insurance and annuities in 46 states and the District of Columbia.  Integrity is a subsidiary of The Western and Southern Life Insurance Company, a life insurance company organized under the laws of the State of Ohio on February 23, 1888.  The Western and Southern Life Insurance Company has guaranteed the insurance obligations of Integrity to its contract owners, including the owners of this contract (the Guarantee).  Insurance obligations include the Account Value invested in the Fixed Accounts, the Death Benefit and Annuity Benefit.  The Guarantee does not guarantee investment performance on the portion of your Account Value invested in the Variable Account Options.  The Guarantee provides that contract owners can enforce the Guarantee directly.

Separate Account I and the Variable Account Options

Separate Account I was established in 1986, and is maintained under the insurance laws of the State of Ohio.  The Separate Account is a unit investment trust, which is a type of investment company governed by the 1940 Act.

Under Ohio law, we own the assets of our Separate Account and use them to support the Variable Account Options of your contract and other variable annuity contracts.  You participate in the Separate Account in proportion to the amounts in your Variable Account Options.  Integrity Life Insurance Company is responsible for all obligations under the contract.

Income, gains and losses, whether realized or unrealized, from assets allocated to the Separate Account are credited to or charged against the Separate Account without regard to our other income, gains or losses.  The assets of the Separate Account may not be charged with the liabilities arising out of our other businesses.  We may allow fees that are owed to us to stay in the Separate Account, and, in that way, we can participate proportionately in the Separate Account.  We may also periodically withdraw amounts that are earned and owed to us from the Separate Account.

The Separate Account is divided into subaccounts called Variable Account Options.  Each Variable Account Option invests in shares of a corresponding Portfolio (or fund) with the same name.  The Variable Account Options currently available to you are listed in Part 3.

Distribution of Variable Annuity Contracts

Touchstone Securities, Inc., an affiliate of Integrity, serves as the principal underwriter for our variable annuity contracts.  The principal business address of Touchstone Securities, Inc. is 303 Broadway, Cincinnati, Ohio, 45202.  The contracts are sold by individuals who represent us as insurance agents and who are also registered representatives of broker-dealers or financial institutions that have entered into distribution agreements with us.

Changes in How We Operate

We can change how the Company or our Separate Account operates, subject to the approval of the federal or state regulators when required by the 1940 Act or other applicable laws.  We will notify you if any changes result in a material change in the underlying Portfolios or the Investment Options.  We may:

•                  combine the Separate Account with any other separate account we own;

•                  transfer assets of the Separate Account to another separate account we own;

•                  add, remove, combine or limit investment in an Investment Option or withdraw assets relating to your contract from one Variable Account Option and put them into another;

•                  register or end the registration of the Separate Account under the 1940 Act;

•                  operate our Separate Account under the direction of a committee or discharge a committee at any time (the committee may be composed of a majority of persons who are “interested persons” of Integrity);

•                  restrict or eliminate any voting rights of owners or others that affect our Separate Account; this may only arise if there is a change in current SEC rules;

•                  cause one or more Variable Account Options to invest in a fund other than or in addition to the Portfolios;

•                  operate our Separate Account or one or more of the Investment Options in any other form the law allows, including a form that allows us to make direct investments; we may make any legal investments we wish;

•                  make any changes required by the 1940 Act or other federal securities laws;

•                  make any changes necessary to maintain the status of the contracts as annuities and/or Qualified Annuities under the Tax Code; or

•                  make other changes required under federal or state law relating to annuities.

Part 3 - Your Investment Options

You may invest your contributions to this contract in the Variable Account Options, the Fixed Accounts or both.

If you purchased a Pinnacle or Pinnacle III before July 17, 2000, you may not have more than ten Investment Options connected to your contract at any one time, including each of your Guaranteed Rate Options, all Variable Account Options in which you are invested and the Investment Options to which you have directed your future contributions to the extent they differ from your current allocation.

Each Variable Account Option invests in shares of a mutual fund, referred to as a Portfolio (or fund).  Each Variable Account Option and its corresponding Portfolio share the same name.  The value of your Variable Account Option will vary with the performance of the corresponding Portfolio.  For a full description of each Portfolio, see that Portfolio’s prospectus and SAI.

The Variable Account Options

A brief description of each Portfolio, including the name of the advisor, the investment objective and some additional information about investment strategies, is provided below.  Management fees and other expenses deducted from each Portfolio, as well as risks of investing, and more information about the Portfolio’s investment strategies, are described in that Portfolio’s prospectus.  For a prospectus containing complete information on any Portfolio, including the risks associated with investing, call our Administrative Office toll-free at 1-800-325-8583.

BlackRock Variable Series Funds, Inc.

Each fund is a series of the BlackRock Variable Series Funds, Inc.  BlackRock Advisors, LLC is the investment manager to each fund and is located at 100 Bellevue Parkway, Wilmington, Delaware 19809.

Following is a brief description of the BlackRock funds.  There are no guarantees that a fund will achieve its objectives.  You should read each BlackRock fund’s prospectus carefully before investing.

BlackRock Capital Appreciation V.I. Fund

The BlackRock Capital Appreciation V.I. Fund seeks long-term growth of capital.  The fund invests primarily in a diversified portfolio consisting of primarily common stocks of U.S. companies that fund management believes have shown above-average growth rates in earnings over the long term.  The fund emphasizes investments in companies with medium to large market capitalization (currently, approximately $2 billion or more).  The fund generally invests at least 65% of its total assets in common stock, convertible preferred stock, securities convertible into common stock, and rights to subscribe to common stock. Of these securities, the fund will generally invest in common stock.

BlackRock Global Allocation V.I. Fund

The BlackRock Global Allocation V.I. Fund seeks to provide high total investment return through a fully managed investment policy utilizing U.S. and foreign equity, debt and money market securities, the combination of which will be varied from time to time both with respect to types of securities and markets in response to changing market and economic trends.

Columbia Funds Variable Insurance Trust

The fund is a series of the Columbia Funds Variable Insurance Trust.  Columbia Management Investment Advisers, LLC is the investment advisor to the fund and is located at 100 Federal Street, Boston, MA 02110.

Following is a brief description of the Columbia fund.  There are no guarantees that a fund will achieve its objectives.  You should read the Columbia fund’s prospectus carefully before investing.

Columbia Variable Portfolio — Small Cap Value Fund

The Columbia Variable Portfolio — Small Cap Value Fund seeks long-term capital appreciation.  Under normal circumstances, the fund invests at least 80% of its net assets in equity securities of companies that have market capitalizations in the range of the companies in the Russell 2000 Value Index, which the advisor believes are undervalued and have the potential for long-term growth.  The fund may invest up to 20% of total assets in foreign securities.  The fund may also invest in real estate investment trusts (REITs).

Columbia Variable Portfolio — Mid Cap Value Opportunity Fund(11)

The Columbia Variable Portfolio — Mid Cap Value Opportunity Fund seeks long-term growth of capital.  Under normal circumstances, the fund invests at least 80% of its net assets in equity securities of companies that have market capitalizations in the range of the companies in the Russell Midcap Value Index, which the advisor believes are undervalued.  The fund may invest up to 25% of total assets in foreign securities.  The fund also may invest in any economic sector and, at times, may emphasize one or more particular sectors.  This fund is a series of the RiverSource Variable Series Trust.  Columbia Management Investment Advisers, LLC is the investment advisor to the fund.

DWS Investments VIT Funds

The fund is a series of the DWS Investments VIT Funds.  Deutsche Investment Management Americas Inc. is the investment advisor for the fund and is located at 345 Park Avenue, New York, NY 10154.

Following is a brief description of the fund.  There are no guarantees that a fund will achieve its objectives.  You should read the DWS Investments VIT fund’s prospectus carefully before investing.

DWS Small Cap Index VIP

The DWS Small Cap Index VIP fund seeks to replicate, as closely as possible, before the deduction of expenses, the performance of the Russell 2000® Index, which emphasizes stocks of small U.S. companies.  Under normal circumstances, the fund invests at least 80% of its assets, determined at the time of purchase, in stocks of companies included in the Russell 2000® Index and in derivative instruments, such as stock index futures contracts and options, that provide exposure to the stocks of companies in the index.

Fidelity® Variable Insurance Products

Each Portfolio is a series of a Fidelity Variable Insurance Products trust.  Fidelity Management & Research Company (FMR) is the investment advisor to each Portfolio, except VIP Freedom Portfolios, which is advised by Strategic Advisers®, Inc.  Both FMR and Strategic Advisers, Inc. are located at 82 Devonshire Street, Boston, MA 02109.

Following is a brief description of each Fidelity VIP Portfolio.  There are no guarantees that a Portfolio will achieve its objective.  You should read each Fidelity VIP portfolio’s prospectus carefully before investing.

Fidelity VIP Asset ManagerSM Portfolio

The VIP Asset Manager Portfolio seeks high total return with reduced risk over the long term by allocating its assets among stocks, bonds and short-term instruments maintaining a neutral mix over time of 50% of assets in stocks, 40% of assets in bonds, and 10% of assets in short-term and money market instruments.  FMR invests in domestic and foreign issuers either directly or by investing in Fidelity central funds.

(11)  Not available on contracts issued between May 1, 2011 and December 31, 2011.

Fidelity VIP Balanced Portfolio

The VIP Balanced Portfolio seeks income and capital growth consistent with reasonable risk by investing approximately 60% of assets in stocks and other equity securities and the remainder in bonds and other debt securities, including lower-quality debt securities, when its outlook is neutral.  FMR invests at least 25% of the Portfolio’s total assets in fixed-income senior securities, including debt securities and preferred stock.  FMR invests in domestic and foreign issuers.  With respect to equity investments, FMR may invest in either growth or value stocks or both.  FMR uses fundamental analysis to select investments, invests in Fidelity’s central funds and engages in transactions that have a leveraging effect on the Portfolio.

Fidelity VIP Contrafund® Portfolio

The VIP Contrafund® Portfolio seeks long-term capital appreciation.  FMR normally invests the Portfolio’s assets primarily in common stocks of domestic and foreign issuers.  FMR invests the Portfolio’s assets in securities of companies whose value it believes is not fully recognized by the public.  FMR allocates the Portfolio’s assets across different market sectors, using different Fidelity managers, and may invest in growth stocks, value stocks or both.  FMR uses fundamental analysis to select investments.

Fidelity VIP Disciplined Small Cap Portfolio

The VIP Disciplined Small Cap Portfolio seeks capital appreciation by investing primarily in common stocks of domestic and foreign issuers, and normally investing at least 80% of assets in securities of companies with small market capitalizations, which, for purposes of this Portfolio, are those companies with market capitalizations similar to companies in the Russell 2000® Index or the S&P® SmallCap 600 Index.  FMR invests in either growth stocks, value stocks or both and uses computer-aided, quantitative analysis of historical valuation, growth, profitability, and other factors.

Fidelity VIP Equity-Income Portfolio

The VIP Equity-Income Portfolio seeks reasonable income.  The Portfolio will also consider the potential for capital appreciation.  The goal is to achieve a yield which exceeds the composite yield on the securities comprising the S&P 500®Index.  FMR normally invests 80% of assets in equity securities, primarily in income-producing equity securities, which tends to lead to investments in large cap value stocks, and potentially invests in other types of equity securities and debt securities, including lower-quality debt securities.  FMR invests in domestic and foreign issuers using fundamental analysis to select investments.

Fidelity VIP Freedom 2010 Portfolio

The VIP Freedom 2010 Portfolio seeks high total return with a secondary objective of principal preservation as the fund approaches its target date and beyond.  FMR invests in a combination of underlying Fidelity VIP domestic equity, international equity, bond and short-term funds using a moderate asset allocation strategy designed for investors expecting to retire around the year 2010 and allocates assets among underlying Fidelity funds according to an asset allocation strategy that becomes increasingly conservative until it reaches 15% in domestic equity funds, 5% in international equity, 40% in bond funds and 40% in short-term funds (approximately 10 to 15 years after the year 2010).

Fidelity VIP Freedom 2015 Portfolio

The VIP Freedom 2015 Portfolio seeks high total return with a secondary objective of principal preservation as the fund approaches its target date and beyond.  FMR invests in a combination of underlying Fidelity VIP domestic equity, international equity, bond and short-term funds using a moderate asset allocation strategy designed for investors expecting to retire around the year 2015 and allocates assets among underlying Fidelity funds according to an asset allocation strategy that becomes increasingly conservative until it reaches 15% in domestic equity funds, 5% in international equity, 40% in bond funds and 40% in short-term funds (approximately 10 to 15 years after the year 2015).

Fidelity VIP Freedom 2020 Portfolio

The VIP Freedom 2020 Portfolio seeks high total return with a secondary objective of principal preservation as the fund approaches its target date and beyond.  FMR invests in a combination of underlying Fidelity VIP domestic equity, international equity, bond and short-term funds using a moderate asset allocation strategy designed for investors expecting to retire around the year 2020 and allocates assets among underlying Fidelity funds according to an asset allocation strategy that becomes increasingly conservative until it reaches 15% in domestic equity funds, 5% in international equity, 40% in bond funds and 40% in short-term funds (approximately 10 to 15 years after the year 2020).

Fidelity VIP Freedom 2025 Portfolio

The VIP Freedom 2025 Portfolio seeks high total return with a secondary objective of principal preservation as the fund approaches its target date and beyond.  FMR invests in a combination of underlying Fidelity VIP domestic equity, international equity, bond and short-term funds using a moderate asset allocation strategy designed for investors expecting to retire around the year 2025 and allocates assets among underlying Fidelity funds according to an asset allocation strategy that becomes increasingly conservative until it reaches 15% in domestic equity funds, 5% in international equity, 40% in bond funds and 40% in short-term funds (approximately 10 to 15 years after the year 2025).

Fidelity VIP Freedom 2030 Portfolio

The VIP Freedom 2030 Portfolio seeks high total return with a secondary objective of principal preservation as the fund approaches its target date and beyond.  FMR invests in a combination of underlying Fidelity VIP domestic equity, international equity, bond and short-term funds using a moderate asset allocation strategy designed for investors expecting to retire around the year 2030 and allocates assets among underlying Fidelity funds according to an asset allocation strategy that becomes increasingly conservative until it reaches 15% in domestic equity funds, 5% in international equity, 40% in bond funds and 40% in short-term funds (approximately 10 to 15 years after the year 2030).

Fidelity VIP Growth Portfolio

The VIP Growth Portfolio seeks capital appreciation by investing primarily in common stocks of domestic and foreign companies FMR believes have above-average growth potential.  FMR uses fundamental analysis to select investments.

Fidelity VIP High Income Portfolio

The VIP High Income Portfolio seeks a high level of current income, while also considering growth of capital.  FMR normally invests primarily in income-producing debt securities, preferred stocks, and convertible securities, with an emphasis on lower-quality debt securities.  FMR may also invest in non-income producing securities, including defaulted securities and common stocks.  FMR invests in domestic and foreign issuers and may invest in companies that are in troubled or uncertain financial condition.  FMR uses fundamental analysis to select investments.

Fidelity VIP Index 500 Portfolio

The VIP Index 500 Portfolio seeks investment results that correspond to the total return of common stocks publicly traded in the United States as represented by the S&P 500®Index.  FMR normally invests at least 80% of the Portfolio’s assets in common stocks included in the S&P 500 and lends securities to earn income.

Fidelity VIP Investment Grade Bond Portfolio

The VIP Investment Grade Bond Portfolio seeks as high a level of current income as is consistent with the preservation of capital by normally investing at least 80% of assets in medium and high grade investment-grade debt securities of all types, including those issued by domestic and foreign issuers, and repurchase agreements for those securities.  The Portfolio may invest in lower-quality debt securities.  FMR allocates assets across different market sectors and maturities.  FMR manages the Portfolio to have overall interest rate risk similar to the Barclays Capital U.S. Aggregate Bond Index.  FMR analyzes the credit quality of the issuer, security-specific features, current and potential future valuation, and trading opportunities to select investments.  FMR invests in Fidelity’s central funds and engages in transactions that have a leveraging effect on the Portfolio.

Fidelity VIP Mid Cap Portfolio

The VIP Mid Cap Portfolio seeks long-term growth of capital by investing primarily in common stocks of domestic and foreign issuers.  FMR normally invests at least 80% of the Portfolio’s assets in securities of companies with medium market capitalizations, which for purposes of this Portfolio, are those companies with market capitalizations similar to companies in the Russell Midcap® Index or the S&P® MidCap 400

Index.  FMR may buy growth stocks, value stocks, or both, and may potentially invest in companies with smaller or larger market capitalizations.  FMR uses fundamental analysis to select investments.

Fidelity VIP Overseas Portfolio

The VIP Overseas Portfolio seeks long-term growth of capital primarily through investments in common stock.  FMR normally invests at least 80% of the Portfolio’s assets in non-U.S. securities.  FMR allocates investments across countries and regions and uses fundamental analysis to select investments.

Franklin Templeton Variable Insurance Products Trust

Each fund is a series of the Franklin Templeton Variable Insurance Products Trust (FTVIPT).  Affiliates of Franklin Resources, Inc., which operates as Franklin® Templeton® Investments, serve as the investment advisors for the funds as indicated below.

Below is a brief description of the Franklin Templeton Variable Insurance Products Trust Funds.  There are no guarantees that a fund will achieve its objective.  You should read each FTVIPT fund’s prospectus carefully before investing.

FTVIPT Franklin Growth and Income Securities Fund

The Franklin Growth and Income Securities Fund seeks capital appreciation with current income as a secondary goal.  The fund normally invests predominantly in equity securities, including securities convertible into common stock.  The investment advisor is Franklin Advisers, Inc., located at One Franklin Parkway, San Mateo, CA 94403.

FTVIPT Franklin Income Securities Fund

The Franklin Income Securities Fund seeks to maximize income while maintaining prospects for capital appreciation.  The fund normally invests in both debt and equity securities.  The investment advisor is Franklin Advisers, Inc., located at One Franklin Parkway, San Mateo, CA 94403.

FTVIPT Franklin Large Cap Growth Securities Fund

The Franklin Large Cap Growth Securities Fund seeks capital appreciation.  The fund normally invests at least 80% of its net assets in investments of large capitalization companies.  The investment advisor is Franklin Advisers, Inc., located at One Franklin Parkway, San Mateo, CA 94403.

FTVIPT Franklin Small Cap Value Securities Fund

The Franklin Small Cap Value Securities Fund seeks long-term total return.  The fund normally invests at least 80% of its net assets in investments of small capitalization companies.  The investment advisor is Franklin Advisory Services, LLC, located at One Parker Plaza, Ninth Floor, Fort Lee, NJ 07024.

FTVIPT Mutual Shares Securities Fund

The Mutual Shares Securities Fund seeks capital appreciation, with income as a secondary goal.  The fund normally invests primarily in U.S. and foreign equity securities that the advisor believes are undervalued.  The fund also invests, to a lesser extent, in risk arbitrage securities and distressed companies.  The investment advisor is Franklin Mutual Advisers, LLC, located at 101 John F. Kennedy Parkway, Short Hills, NJ 07078.

FTVIPT Templeton Foreign Securities Fund

The Templeton Foreign Securities Fund seeks long-term capital growth.  The fund normally invests at least 80% of its net assets in investments of issuers located outside the U.S., including those in emerging markets.  The investment advisor is Templeton Investment Counsel, LLC, located at 500 East Broward Blvd., Suite 2100, Fort Lauderdale, FL 33394.

FTVIPT Templeton Growth Securities Fund

The Templeton Growth Securities Fund seeks long-term capital growth.  The fund normally invests primarily in equity securities of companies located anywhere in the world, including those in the U.S. and in emerging markets.  The investment advisor is Templeton Global Advisors Limited, located at Lyford Cay, Nassau, Bahamas.

Invesco Variable Insurance Funds

Each fund is a series of the AIM Variable Insurance Funds (Invesco Variable Insurance Funds).  Invesco Advisers, Inc. is the investment advisor for each of the funds and is located at 1555 Peachtree Street, NE, Atlanta, Georgia 30309.

Below is a brief description of the Invesco Variable Insurance Funds.  There are no guarantees that a fund will achieve its objective.  You should read each Invesco fund’s prospectus carefully before investing.

Invesco Van Kampen V.I. Capital Growth Fund

The Invesco Van Kampen V.I. Capital Growth Fund seeks capital growth.  Under normal market conditions, the fund’s investment advisor seeks to achieve the fund’s investment objective by investing in a portfolio of companies that are considered by the adviser to have strong earnings growth.

Invesco Van Kampen V.I. Comstock Fund

The Invesco Van Kampen V.I.  Comstock Fund seeks capital growth and income through investment in a portfolio of equity securities, consisting principally of common stocks. Under normal market conditions, the fund invests at least 80% of its net assets (plus any borrowings for investment purposes) in common stocks.  The fund emphasizes a value style of investing, seeking well-established, undervalued companies, which the advisor believes have potential for capital growth and income.  The fund may invest in issuers of small, medium, or large sized companies.  The fund may invest up to 25% of its total assets in securities of foreign issuers and up to 10% of its total assets in REITs.

Invesco Van Kampen V.I. Mid Cap Value Fund

The Invesco Van Kampen V.I. Mid Cap Value Fund seeks above-average total return over a market cycle of three to five years by investing in common stocks and other equity securities.   The fund will normally invest at least 80% of net assets (plus any borrowings for investment purposes) in common stocks and other equity securities, including depositary receipts and securities convertible into common stock of companies traded on a U.S. securities exchange with market capitalizations that fall within the range of companies included in the Russell Midcap® Value Index.  The advisor seeks attractively valued companies experiencing a change that it believes could have a positive impact on the company’s outlook, such as a change in management, industry dynamics or operational efficiency.  The fund may invest up to 20% of its total assets in securities of foreign issuers.  The fund may invest up to 20% of its net assets in REITS.

Invesco V.I. International Growth Fund

The Invesco V.I. International Growth Fund seeks long-term growth of capital.  The fund invests primarily in a diversified portfolio of international equity securities, whose issuers are considered by the fund’s managers to have strong earnings growth.  The fund focuses its investments in equity securities of foreign issuers that are listed on a recognized foreign or U.S. securities exchange or traded in a foreign or U.S. over-the-counter market.

The Universal Institutional Funds, Inc.

Each Portfolio is a series of the The Universal Institutional Funds, Inc. (UIF).  Morgan Stanley Investment Management Inc. is the investment advisor for each of the UIF Portfolios and is located at 522 Fifth Avenue, New York, NY 10036.

Below is a brief description of the UIF Portfolios.  There are no guarantees that a Portfolio will achieve its objective.  You should read each UIF Portfolio’s prospectus carefully before investing.

Morgan Stanley UIF Emerging Markets Debt Portfolio

The UIF Emerging Markets Debt Portfolio seeks high total return by investing primarily in fixed income securities of government and government-related issuers and, to a lesser extent, of corporate issuers in emerging market countries.  Using macroeconomic and fundamental analysis, the advisor seeks to identify emerging market or developing countries that are believed to be undervalued and have attractive or improving fundamentals.  After the country allocation is determined, the sector and security selection is made within each country. Under normal circumstances, at least 80% of the Portfolio’s assets will be invested in debt securities of issuers located in emerging market or developing countries.

Morgan Stanley UIF Emerging Markets Equity Portfolio

The UIF Emerging Markets Equity Portfolio seeks long-term capital appreciation by investing primarily in growth-oriented equity securities of issuers in emerging market countries.  The advisor, and its subadvisers, Morgan Stanley Investment Management Limited and Morgan Stanley Investment Management Company, analyze the global economic environment, particularly its impact on emerging markets, and allocate the Portfolio’s assets among emerging markets based on relative economic, political and social fundamentals, stock valuations and investor sentiment.  Under normal circumstances, at least 80% of the Portfolio’s assets will be invested in equity securities of issuers located in emerging market or developing countries.  The Portfolio may invest up to 10% of its net assets in foreign real estate companies.

Morgan Stanley UIF U.S. Real Estate Portfolio

The UIF U.S. Real Estate Portfolio seeks to provide above-average current income and long-term capital appreciation by investing primarily in equity securities of companies in the U.S. real estate industry, including REITs.  The Portfolio focuses on REITs as well as real estate operating companies that invest in a variety of property types and regions.  Under normal circumstances, at least 80% of the Portfolio’s assets will be invested in equity securities of companies in the U.S. real estate industry.

PIMCO Variable Insurance Trust

Each Portfolio is a series of the PIMCO Variable Insurance Trust.  Pacific Investment Management Company LLC is the investment advisor to each Portfolio and is located at 840 Newport Center Drive, Newport Beach, California 92660.

Below is a brief description of the PIMCO Variable Insurance Trust Portfolios.  There are no guarantees that a Portfolio will achieve its objective.  You should read each PIMCO VIT fund’s prospectus carefully before investing.

PIMCO VIT All Asset Portfolio

The PIMCO VIT All Asset Portfolio seeks maximum real return consistent with preservation of real capital and prudent investment management.  The Portfolio normally invests substantially all of its assets in the Institutional Class of other PIMCO funds and does not invest directly in stocks or bonds of other issuers.  The Portfolio is a “fund of funds” and bears a proportionate share of the expenses charged by the underlying funds in which it invests.

PIMCO VIT CommodityRealReturn® Strategy Portfolio

The PIMCO VIT CommodityRealReturn Strategy Portfolio seeks maximum real return consistent with prudent investment management.  The Portfolio normally invests in commodity-linked derivative instruments, backed by a portfolio of inflation-indexed securities and other fixed income instruments.  The Portfolio may also invest in common and preferred stocks (up to 10% of its total assets in preferred stocks), as well as convertible securities of issuers in commodity-related industries.  The Portfolio may invest 10% of its total assets in high yield securities (junk bonds) rated B or higher by Moody’s, or equivalently rated by S&P or Fitch, or, if unrated, determined by PIMCO to be of comparable quality.  The Portfolio may invest up to 30% of its total assets in securities denominated in foreign currencies, may invest beyond this limit in U.S. dollar denominated securities of foreign issuers and will normally limit its foreign currency exposure (from non-U.S. dollar-denominated securities or currencies) to 20% of its total assets. The Portfolio may, without limitation, seek to obtain market exposure to the securities in which it primarily invests by entering into a series of purchase and sale contracts or by using other investment techniques (such as buy back or dollar rolls). The Portfolio may invest up to 10% of its total assets in securities and instruments that are economically tied to emerging market countries.

PIMCO VIT Low Duration Portfolio

The PIMCO VIT Low Duration Portfolio seeks maximum total return, consistent with preservation of capital and prudent investment management.  The Portfolio normally invests at least 65% of its total assets in a diversified portfolio of fixed income instruments of varying maturities, which may be represented by forwards or derivatives, such as options, futures contracts or swap agreements.  The average Portfolio duration varies from 1-3 years.  The Portfolio may invest 10% of its total assets in junk bonds, up to 10% of its total assets in securities and instruments that are economically tied to emerging market countries and up to 30% of its total assets in securities denominated in foreign currencies.

PIMCO VIT Real Return

The PIMCO VIT Real Return Portfolio seeks maximum real return, consistent with preservation of real capital and prudent investment management.  The Portfolio normally invests at least 80% of its net assets in inflation-indexed bonds of varying maturities issued by the U.S. and non-U.S. governments, their agencies or instrumentalities and corporations, which may be represented by forwards or derivatives, such as options, futures contracts or swap agreements.  The Portfolio may invest 10% of its total assets in junk bonds, up to 10% of its total assets in securities and instruments that are economically tied to emerging market countries and up to 30% of its total assets in securities denominated in foreign currencies.  The Portfolio may invest up to 10% of its total assets in preferred stock, convertible securities and other equity-related securities.

PIMCO VIT Total Return

The PIMCO VIT Total Return Portfolio seeks maximum total return, consistent with preservation of capital and prudent investment management.  The Portfolio normally invests at least 65% of its total assets in a diversified portfolio of fixed income instruments of varying maturities, which may be represented by forwards or derivatives, such as options, futures contracts or swap agreements.  The Portfolio may invest 10% of its total assets in junk bonds, up to 15% of its total assets in securities and instruments that are economically tied to emerging market countries and up to 30% of its total assets insecurities denominated in foreign currencies.

Rydex Variable Trust

Each fund is a series of the Rydex Variable Trust.  Security Investors, LLC is the investment advisor to each fund and is located at 805 King Farm Boulevard, Suite 600, Rockville, Maryland 20850.

Below is a brief description of the each Rydex|SGI VT fund.  There are no guarantees that a fund will achieve its objective.  You should read each Rydex|SGI VT fund’s prospectus carefully before investing.

Rydex|SGI VT Alternative Strategies Allocation Fund

The Rydex|SGI VT Alternative Strategies Allocation Fund seeks to deliver a return that has a low correlation to the returns of traditional stock and bond asset classes as well as provide capital appreciation.  The fund is a “fund of funds” and invests principally in a diversified portfolio of affiliated and unaffiliated funds, including exchange-traded funds and to a limited extent, futures that represent alternative and non-traditional asset classes. The advisor applies a proprietary asset allocation methodology that principally allocates assets among underlying funds that emphasize alternative or non-traditional asset classes or investment strategies (i.e., absolute return strategies, commodities, currency arbitrage, global macro, managed futures and real estate) according to the degree of risk associated with each underlying fund given the market conditions in existence at the time of allocation.

Rydex|SGI VT Managed Futures Strategy Fund

The Rydex|SGI VT Managed Futures Strategy Fund seeks to achieve positive absolute returns. The Fund’s investment methodology is based primarily on the Standard & Poor’s Diversified Trends Indicator®, a systematic rules-based trend-following strategy. It represents a composite of commodity and financial futures designed to provide exposure to both up and down major global market price trends. The Fund will seek to gain exposure to the composite of commodity and financial futures by investing in: commodity futures, options, and options on futures; exchange-traded funds (“ETFs”); other pooled investment vehicles that provide exposure to the commodities and financial futures markets; commodity, currency, and financial-linked instruments (e.g., structured notes and swap agreements); and common stock. The fund may also invest up to 25% of its total assets in a wholly-owned and controlled Cayman Islands subsidiary.  The subsidiary, unlike the fund, may invest without limitation in commodity-linked derivative instruments.

Rydex|SGI VT Multi-Hedge Strategies Fund(12)

The Rydex|SGI VT Multi-Hedge Strategies Fund seeks long-term capital appreciation with less risk than traditional equity funds.  The fund pursues multiple investment styles that correspond to investment strategies widely employed by hedge funds (e.g., long/short equity, equity market neutral, fixed income strategies, global macro and merger arbitrage). The allocation to these strategies is based on a proprietary evaluation of their risk and return characteristics. Security Investors, LLC is the investment advisor to the fund.

Rydex|SGI VT Multi-Hedge Strategies Fund

The Rydex|SGI VT Multi-Hedge Strategies Fund seeks long-term capital appreciation with less risk than traditional equity funds.  The fund pursues multiple investment styles that correspond to investment strategies widely employed by hedge funds (e.g., long/short equity, equity market neutral, fixed income strategies, global macro and merger arbitrage). The allocation to these strategies is based on a proprietary evaluation of their risk and return characteristics. Security Investors, LLC is the investment advisor to the fund.

Rydex|SGI VT U.S. Long Short Momentum Fund

The Rydex|SGI VT U.S. Long Short Momentum Fund seeks long-term capital appreciation and seeks to respond to the dynamically changing economy by moving its investments among different sectors or industries.  The advisor uses a quantitative methodology to rank approximately sixty different industries based on several measures of momentum, including price momentum.  The fund then buys long the common stock of companies in the top ranked industries and may sell short the common stock of companies in the lowest ranked industries.

Touchstone® Variable Series Trust

Each fund is a series of the Touchstone Variable Series Trust.  Touchstone Advisors, Inc., which is affiliated with us, advises each of the funds, along with a sub-advisor that is listed under each fund description below.  The advisor is located at 303 Broadway, Suite 1100, Cincinnati, Ohio 45202.

Below is a brief description of each Touchstone VST fund.  There are no guarantees that a fund will achieve its objective.  You should read each Touchstone VST fund’s prospectus carefully before investing.

Touchstone VST Baron Small Cap Growth Fund

The Touchstone VST Baron Small Cap Growth Fund seeks long-term capital appreciation by normally investing at least 80% of its assets in common stocks of small-sized growth companies.  A small-sized growth company is defined as a company having a market capitalization of under $2.5 billion at the time of purchase.  The sub-advisor seeks securities it believes have favorable price to value characteristics, are well-managed, have significant long term growth prospects, significant barriers to competition and the potential to increase in value at least 100% over four or five subsequent years.  BAMCO, Inc. is the sub-advisor for the fund and is located at 767 Fifth Avenue, New York, NY 10153.

Touchstone VST Core Bond Fund

The Touchstone VST Core Bond Fund seeks to provide as high a level of current income as is consistent with the preservation of capital.  Capital appreciation is a secondary goal.  The sub-advisor normally invests at least 80% of the fund’s assets in bonds, including mortgage-related securities, asset-backed securities, government securities and corporate debt securities.  The sub-advisor may invest up to 20% of the assets in non-investment grade debt securities rated as low as B.  The sub-advisor analyzes the overall investment opportunities and risks in different sectors of the debt securities markets by focusing on maximizing total return while reducing volatility.  Fort Washington Investment Advisors, Inc., which is

(12)  Not available on contracts issued between May 1, 2011 and December 31, 2011.

affiliated with us, is the sub-advisor for the fund and is located at 303 Broadway, Suite 1200, Cincinnati, OH 45202.

Touchstone VST High Yield Fund

The Touchstone VST High Yield Fund seeks to achieve a high level of current income as its main goal, with capital appreciation as a secondary consideration.  The sub-advisor normally invests at least 80% of the fund’s assets in non-investment grade debt securities or junk bonds, generally issued by domestic corporations.  The sub-advisor analyzes the overall investment opportunities and risks in different industry sectors focusing on those industries that exhibit stability and predictability.  Fort Washington Investment Advisors, Inc., which is affiliated with us, is the sub-advisor for the fund and is located at 303 Broadway, Suite 1200, Cincinnati, OH 45202.

Touchstone VST Large Cap Core Equity Fund

The Touchstone VST Large Cap Core Equity Fund seeks long-term capital appreciation as its primary goal and income as its secondary goal.  The sub-advisor invests at least 80% of the fund’s assets in common stocks of companies with market capitalizations in the range of the Russell 1000 Index.  The sub-advisor selects stocks that it believes are attractively valued with active catalysts in place.  Todd/Veredus Asset Management LLC is the sub-advisor for the fund and is located at 101 South Fifth Street, Suite 3160, Louisville, KY 40202.

Touchstone VST Mid Cap Growth Fund

The Touchstone VST Mid Cap Growth Fund seeks to increase the value of fund shares as a primary goal and to earn income as a secondary goal.  The sub-advisor normally invests at least 80% of the fund’s assets in common stocks of mid cap U.S. companies, which are defined as companies having a market capitalization between $1.5 billion and $12 billion or in the range of market capitalizations represented in the Russell Midcap Index.  The advisor looks for companies that it believes are reasonably priced with high forecasted earnings potential.  The fund will invest in companies that the sub-advisor believes have shown above-average and consistent long-term growth in earnings and have excellent prospects for future growth.  The sub-advisor evaluates companies by using fundamental analysis of the company’s financial statements, interviews with management, analysis of the company’s operations and product development and consideration of the company’s industry category.    Westfield Capital Management Company, L.P. is the sub-advisor for the fund and is located at One Financial Center, Boston, MA 02111

Touchstone VST Money Market Fund

The Touchstone VST Money Market Fund seeks high current income, consistent with liquidity and stability of principal by investing primarily in U.S. government securities and high-quality money market instruments rated in the top two short-term rating categories or determined by the sub-advisor to be of comparable quality.  The fund is a money market fund and seeks to maintain a constant share price of $1.00, although there is no guarantee that it will do so.  Fort Washington Investment Advisors, Inc., which is affiliated with us, is the sub-advisor for the fund and is located at 303 Broadway, Suite 1200, Cincinnati, OH 45202.

Touchstone VST Third Avenue Value Fund

The Touchstone VST Third Avenue Value Fund seeks long-term capital appreciation by investing mainly in common stocks of well-financed companies (meaning companies believed to have high-quality assets and a relative absence of liabilities) at a discount relative to what the sub-advisor believes is their liquid value.  The sub-advisor invests in companies regardless of market capitalization and invests in both domestic and foreign securities.  The fund may invest up to 50% of its total assets in securities of foreign companies and up to 25% of its total assets in companies located in emerging markets.  Third Avenue Management LLC is the sub-advisor for the fund and is located at 622 Third Avenue, New York, NY 10017.

Touchstone VST ETF Funds

The Touchstone VST ETF Funds (ETF Funds) are mutual funds that invest fixed percentages of assets in various exchange-traded funds, primarily in series of the iShares® Funds Trust.  Because the ETF Funds invest in other mutual funds rather than in individual securities, each ETF Fund is considered a “fund of funds” and bears a proportionate share of the expenses charged by the underlying funds in which it invests.  You can invest directly in exchange traded funds (ETFs) and do not have to invest through a variable annuity or mutual fund.

In addition, the underlying ETFs trade like a stock on a securities exchange and may be purchased and sold throughout the trading day based on their market price.  Each ETF that is held by one of the ETF Funds is an “index fund,” which seeks investment results that correspond generally to the price and yield performance, before fees and expenses, of a particular index.  It is not possible to invest directly in the index.

Each ETF Fund allocates its assets among a group of ETFs in different percentages.  Therefore, each ETF Fund has different indirect asset allocations of stocks, bonds, and cash, reflecting varying degrees of potential investment risk and reward for different investment styles and life stages.  Because of market gains or losses by the underlying ETFs, the percentage of any of the ETF Fund’s assets invested in stocks or bonds at any given time may be different than that ETF Fund’s planned asset allocation model.  The sub-advisor will monitor the models and may update and revise the asset allocation percentages employed by each model to reflect changes in the marketplace.

Todd Veredus Asset Management LLC is the advisor for the ETF funds, and is located at 101 South Fifth Street, Suite 3160, Louisville, KY 40202.

Touchstone VST Aggressive ETF Fund

The Touchstone VST Aggressive ETF Fund seeks capital appreciation.  The sub-advisor invests primarily in a group of funds of the iShares Trust using a system that prescribes allocations among asset classes intended to minimize expected risk while structuring the fund to optimize potential returns based on historical measures on how each asset class performs.  The sub-advisor typically allocates about 80% of the fund’s assets in stocks and 20% in bonds.

Touchstone VST Conservative ETF Fund

The Touchstone VST Conservative ETF Fund seeks total return by investing for income and capital appreciation.  The sub-advisor invests primarily in a group of funds of the iShares Trust using a system that prescribes allocations among asset classes intended to minimize expected risk while structuring the fund to optimize potential returns based on historical measures on how each asset class performs.  The sub-advisor typically allocates about 65% of the fund’s assets in bonds and 35% in stocks.

Touchstone VST Enhanced ETF Fund

The Touchstone VST Enhanced ETF Fund seeks high capital appreciation.  The sub-advisor invests primarily in a group of funds of the iShares Trust using a system that prescribes allocations among asset classes intended to minimize expected risk while structuring the fund to optimize potential returns based on historical measures on how each asset class performs.  Those asset classes with the best relative strength, as measured by their relative performance over the prior six months, are overweighted for six months, while the other asset classes are underweighted, thereby increasing the potential for enhanced performance with lower volatility.

Touchstone VST Moderate ETF Fund

The Touchstone VST Moderate ETF Fund seeks total return by investing primarily for capital appreciation and secondarily for income.  The sub-advisor invests primarily in a group of funds of the iShares Trust using a system that prescribes allocations among asset classes intended to minimize expected risk while structuring the fund to optimize potential returns based on historical measures on how each asset class performs.  The sub-advisor typically allocates about 60% of the fund’s assets in stocks and 40% in bonds.

The Fixed Accounts

Our Fixed Accounts are offered through a non-unitized separate account, which supports the (Guaranteed Rate Options (GROs) and Systematic Transfer Options (STOs) for this annuity contract.  Our General Account supports the portion of the Death Benefit, the Annuity Benefit, and any guarantees offered under a Rider that is in excess of Account Value.  The non-unitized separate account and the General Account are not registered under the Securities Act of 1933 or the 1940 Act.  Disclosures regarding the Fixed Accounts, the General Account and the non-unitized separate account are subject to certain provisions of the federal securities laws relating to the accuracy and completeness of statements made in prospectuses.

Guaranteed Rate Options

We currently offer GROs with Guarantee Periods of two, three, five, seven and ten years.  If you purchased a Pinnacle or Pinnacle III the 10-year GRO is not available. The GROs are not available in Washington.

Each GRO matures at the end of the Guarantee Period you have selected.  We can change the Guarantee Periods available from time to time.  Each contribution or transfer to a GRO establishes a new GRO for the Guarantee Period you choose at the guaranteed interest rate that we declare as the current rate (Guaranteed Interest Rate).  When you put a contribution or transfer into a GRO, a Guaranteed Interest Rate is locked in for the entire Guarantee Period you select.  We credit interest daily at an annual effective rate equal to the Guaranteed Interest Rate.  The Guaranteed Interest Rate will never be less than the minimum interest rate stated on the schedule page of your contract, and the minimum interest rate will never be less than 1%.  If your contract is issued in the state of Washington, the GROs are not available.

The value of a contribution or transfer to your GRO is called the GRO value.  Assuming you have not transferred or withdrawn any amounts from your GRO, the GRO value will be the amount you contributed or transferred plus interest at the Guaranteed Interest Rate, less any annual administrative charge and optional benefit charges that may apply.

We may declare an enhanced rate of interest in the first year for any contribution or transfer allocated to a GRO that exceeds the Guaranteed Interest Rate credited during the rest of the Guarantee Period.  This enhanced rate will be declared at the time of your allocation and guaranteed for the first year of the Guarantee Period.  We may also declare and credit a special interest rate or additional interest at any time on any nondiscriminatory basis.  Any enhanced rate, special interest rate or additional interest credited to your GRO will be separate from the Guaranteed Interest Rate and will not be used in the MVA formula.

If you have more than one GRO with the same Guarantee Period, the GROs are considered one GRO.  For example, when you receive a statement from us, all of your three-year GROs will be shown as one GRO while all of your five-year GROs will appear as another GRO, even though they may have different maturity dates and different interest rates.  However, you will receive separate notices concerning GRO renewals for each contribution or transfer you have made, since each contribution or transfer will have a different maturity date. If you purchased a Pinnacle IV or a Pinnacle V, any withdrawals or transfers you make from your GROs will be on a first-in, first-out basis using the beginning dates of each current GRO to measure first-in, first-out.

If you purchased a Pinnacle or Pinnacle III, any withdrawals or transfers you make from your GROs will be on a first-in, first-out basis using the original beginning dates of all GROs of the same duration to measure first-in, first-out.

All contributions or transfers you make to a GRO are placed in a non-unitized separate account.  The value of your GROs is supported by the reserves in our non-unitized separate account.  You can get our current Guaranteed Interest Rates by calling our Administrative Office.

Renewals of GROs

We will notify you in writing before the end of your GRO Guarantee Period.  You must tell us before the end of your Guarantee Period if you want to transfer your GRO Value to one or more Variable Account Options or other GROs.  We will make your transfer to the new Investment Options, including any new

Guarantee Period you elect, when we receive your election, even if the previous Guarantee Period has not ended.

If we do not receive instructions in Good Order at our Processing Office before the end of the Guarantee Period, when the Guarantee Period ends we will set up a new GRO for the same Guarantee Period as your old one, at the then-current Guaranteed Interest Rate. If the same Guarantee Period is not available, the new GRO will be set up for the next shortest available Guarantee Period.  For example, if your mature GRO was for 10 years and when it matures, the seven-year Guarantee Period is the longest Guarantee Period available, your new GRO will be for seven years.  You cannot renew into a GRO that would mature after your Maximum Retirement Date.

Market Value Adjustments

An MVA is an adjustment, either up or down, that we make to your GRO Value if you surrender your contract, make a partial withdrawal or transfer from your GRO or elect an Annuity Benefit before the end of the Guarantee Period.  An MVA also applies to a Distribution on Death of the owner before the end of the Guarantee Period, but not on the payment of Death Benefits (paid after the death of the Annuitant).  No MVA applies to partial withdrawals up to the Free Withdrawal Amount at any time.  No MVA applies to partial withdrawals or transfers, election of Annuity Benefits or calculations of Distributions on Death, within 30 days of the expiration of the GRO Guarantee Period.  The MVA does not apply to partial withdrawals taken to meet required minimum distributions under the Tax Code as long as you do not take additional partial withdrawals during the Contract Year that exceed the Free Withdrawal Amount.  The value after the MVA may be higher or lower than the GRO Value.

The MVA we apply to your GRO is based on the changes in our Guaranteed Interest Rate.  Generally, if our Guaranteed Interest Rate has increased since the time of your contribution or transfer to the GRO, the MVA will reduce your GRO Value.  On the other hand, if our Guaranteed Interest Rate has decreased since the time of your contribution or transfer, the MVA will generally increase your GRO Value.

The MVA for a GRO is determined by the following formula(13):

MVA = GRO Value x [(1 + A)N/12 / (1 + B + .0025)N/12 - 1],  where

A is the Guaranteed Interest Rate being credited to the GRO subject to the MVA;

B is the current Guaranteed Interest Rate, as of the effective date of the application of the MVA, for current allocations to a GRO, the length of which is equal to the number of whole months remaining in your GRO. Subject to certain adjustments, if that remaining period is not equal to an exact period for which we have declared a new Guaranteed Interest Rate, B will be determined by a formula that finds a value between the Guaranteed Interest Rates for GROs of the next highest and next lowest Guarantee Period; and

N is the number of whole months remaining in your GRO.

If the remaining term of your GRO is 30 days or less, the MVA for your GRO will be zero.  If for any reason we are no longer declaring current Guaranteed Interest Rates, then to determine B we will use the yield to maturity of United States Treasury Notes with the same remaining term as your GRO.  If that remaining period is not equal to an exact term for which there is a United States Treasury Note, B will be determined by a formula that finds a value between the yield to maturity of the next highest and next lowest term, subject to certain adjustments.

See Appendix C for illustrations of the MVA.

(13)  The formula for contracts issued in Pennsylvania is MVA = GRO Value x [(1 + A)N/12 / (1 + B)N/12 - 1].

Systematic Transfer Options

We offer STOs that provides a fixed interest rate effective for the STO period selected on your contributions while they are in the STO.  STOs are available for six months or one year.  All STO contributions must be transferred into other Variable Account Options within either six months or one year of your STO contribution, depending on which STO you select.  We require a minimum contribution to the STO of $6,000 to fund the six-month STO or $12,000 to fund the one-year STO.  We will automatically transfer equal amounts monthly for the six-month STO and either monthly or quarterly for the one-year STO.  The STOs are available for new contributions only.  You cannot transfer from other Investment Options into the STOs.  We do not accept Systematic Contributions into the STOs.  See “Systematic Transfer Program” in Part 9 for more details on this program.  The STO is not available in Washington.

Part 4 - Deductions and Charges

Mortality and Expense Risk Charge

We deduct a daily charge equal to an annual effective rate applied to your Account Value in the Variable Account Options to cover mortality and expense risk and certain administrative expenses.

If you purchased a Pinnacle or Pinnacle III, your annual effective rate is 1.35%.  If you purchased a Pinnacle IV, your annual effective rate is 1.45%.  If you purchased a Pinnacle V, your annual effective rate is 1.55%.

A portion of the mortality and expense risk charge pays us for assuming the mortality risk and the expense risk under the contract.  The mortality risk, as used here, refers to our risk that Death Benefits are greater than anticipated, or that annuitants, as a class of persons, will live longer than estimated and we will be required to pay out more Annuity Benefits than anticipated.  The expense risk is our risk that the expenses of administering the contract will exceed the reimbursement for administrative expenses.

Administrative expenses include processing applications, issuing contracts, processing customer orders and other requests, making investments, providing regular reports and confirmations to customers, providing reports and updates to regulators, maintaining accounting records for each contract owner, administering income payments, furnishing accounting and valuation services (including the calculation and monitoring of the daily Unit Values), reconciling and depositing cash receipts, and providing forms.  The administration expense may also reimburse us for the costs of distribution of this variable annuity.

We expect to make a profit from this fee.  The mortality and expense risk charge cannot be increased without your consent.

Annual Administrative Charge

We charge an annual administrative charge of $30, which is deducted on the last day of the Contract Year if your Account Value is less than $50,000 on that day.  This charge is taken pro rata from your Account Value in each Investment Option.  The part of the charge deducted from the Variable Account Options reduces the number of Units you own.  The part of the charge deducted from the Fixed Accounts is withdrawn in dollars.  The annual administrative charge is pro-rated if, during a Contract Year, you surrender the contract, select an Annuity Benefit or upon the calculation of a Death Benefit or Distribution on Death of owner.

Portfolio Charges

The Variable Account Options buy shares of the corresponding Portfolios at each Portfolio’s net asset value.  The price of the shares reflects investment management fees and other expenses that have already been deducted from the assets of the Portfolios.  Please refer to Part 1, section titled “Total Annual Portfolio Operating Expenses,” and the individual Portfolio prospectuses for complete details on Portfolio expenses and related items.

Withdrawal Charge

If you withdraw your contributions, you may be charged a withdrawal charge of up to 8%.  The amount of the withdrawal charge is a percentage of each contribution and not of the Account Value.  As shown below, the charge varies, depending upon the “age” of the contributions included in the withdrawal - that is, the number of years that have passed since each contribution was made.

Contribution Year	Charge as a percentage of the contribution withdrawn
1	8%
2	7%
3	6%
4	5%
5	4%
6	3%
7	2%
thereafter	0

If you purchase a Pinnacle contract before December 31, 1996, you may be charged a withdrawal charge of up to 7%.  The amount of the withdrawal charge is a percentage of each contribution and not of the Account Value.  As shown below, the charge varies, depending upon the “age” of the contributions included in the withdrawal - that is, the number of years that have passed since each contribution was made.

Contribution Year	Charge as a percentage of the contribution withdrawn
1	7%
2	6%
3	5%
4	4%
5	3%
6	2%
thereafter	0

When you take a withdrawal, the oldest contributions are treated as the first withdrawn, then next oldest and so on.  Any gain or earnings in your contract come out only after an amount equal to all your contributions, and any applicable charges on those contributions are withdrawn.  Please note however, that for tax purposes, withdrawals are generally considered gain first.  See Part 8.

Because withdrawal charges apply to your contributions, if your Account Value has declined due to poor performance of your selected Variable Account Options, the withdrawal charge may be greater than the amount available for withdrawal.  In some instances, your Account Value may be positive, but you will not have money available to withdraw due to the amount of the withdrawal charge still applicable to your contributions.  Withdrawal charges apply to the withdrawal charge amount itself since this amount is part of the Account Value withdrawn.

Partial withdrawals up to the Free Withdrawal Amount of 10% are not subject to the withdrawal charge.  More details on the Free Withdrawal Amount are in Part 5, in the section titled “Withdrawals.”

We will not deduct a withdrawal charge if:

•        we calculate the Death Benefit on the death of the Annuitant; or

•      you use the withdrawal to buy an immediate Annuity Benefit from us after the first Contract Anniversary with either (i) life contingencies, or (ii) a period certain that provides for fixed payments over at least five years.  (A five-year period certain may not be available, in which case you will have to select a longer period from the available periods.)

While a contribution is subject to a withdrawal charge, we do not allow you to transfer that contribution to another annuity or other investment using Section 1035 of the Tax Code or as a trustee-to-trustee transfer of a Qualified Annuity.  For more information, see Part 8, section titled “Exchanges and Transfers.”

For more information and examples of the application of a withdrawal charge, see Appendix B.

Hardship Waiver

We may waive the withdrawal charge on full or partial withdrawal requests of $1,000 or more under a hardship circumstance.  We may also waive the MVA on any amounts withdrawn from the GROs.  Hardship circumstances may include the owner’s (1) confinement to a nursing home, hospital or long-term care facility, (2) diagnosis of terminal illness with any medical condition that would result in death or total disability, and (3) unemployment for at least 180 consecutive days.  (The hardship waiver does not include unemployment on contracts issued in Indiana, Montana, New Jersey, Oregon, Texas and Washington.)  We can require reasonable notice and documentation including, but not limited to, a physician’s certification and Determination Letter from a State Department of Labor.  The waivers of the withdrawal charge and MVA apply to the owner, not to the Annuitant.  If there are joint owners and either meet the requirements, the waiver will be applied.    The hardship waiver is not available on contracts issued in South Dakota.  Hardship Waivers were not available for Pinnacle contracts issued prior to February 15, 1997.

Commission Allowance and Additional Payments to Distributors

We generally pay a commission to the sales representative equal to a maximum of 7.50% of contributions and up to 1.00% trail commission paid on Account Value starting in the second Contract Year.  Commissions may vary due to differences between states, sales channels, sales firms and special sales initiatives.

A broker-dealer or financial institution that distributes our variable annuity contracts may receive additional compensation from us for training, marketing or other services provided.  These services may include special access to sales staff, and advantageous placement of our products.  We do not make an independent assessment of the cost of providing such services.

Integrity has agreements with the following broker-dealer firms under which we pay varying amounts on contributions paid, but no more than 0.25% of Account Value, for enhanced access to their registered representatives.  The broker-dealer firms are American Portfolios Financial Services, Inc., BB&T Investment Services, Inc., Cadaret, Grant & Co., Inc., Comerica Securities, Inc., Cuso Financial Services, L.P., Fifth Third Securities, Inc., Frost Brokerage Services, Inc., Hancock Investment Services, Inc., LPL Financial Corporation, M&T Securities, Inc., Nationwide Planning Associates, Inc., Raymond James Financial, Inc., and Stifel, Nicolaus and Company, Incorporated.

Depending on the arrangements in place at any particular time, a broker-dealer, and the registered representatives associated with it, may have a financial incentive to recommend a particular variable annuity contract.  This could be considered a conflict of interest.  You can find more about additional compensation in the Statement of Additional Information.

Optional Benefit Charges

You may purchase one of the Riders offered with this contract, which provide optional benefits for an additional cost  The additional cost of each Rider, along with complete details about the benefits, is provided in Part 6.

Transfer Charge

You have 12 free transfers during a Contract Year.  Then we charge $20 for each additional transfer during that Contract Year.  Transfers under our Dollar Cost Averaging, Customized Asset Rebalancing, or Systematic Transfer Programs described in Part 9 do not count toward the 12 free transfers and we do not charge for transfers made under these programs.

Tax Reserve

We can make a charge in the future for taxes or for reserves set aside for taxes, which will reduce the investment performance of the Variable Account Options.

State Premium Tax

We will not deduct state premium taxes from your contributions before investing them in the Investment Options, unless required by your state law.  If you elect an Annuity Benefit, we will deduct any applicable state premium taxes from the amount available for the Annuity Benefit.  State premium taxes currently range from 0 to 3.5%.

Part 5 - Terms of Your Variable Annuity

Contributions

Minimum initial contribution	$ 1,000
Minimum additional contribution(14)	$ 100
Maximum total contributions	$1,000,000 if the Annuitant is age 75 or younger
$ 500,000 if the Annuitant is age 76 or older

If your contract is a Qualified Annuity, we will measure your additional contributions against any maximum limits for annual contributions set by federal law.  If your contract is a Qualified Annuity, and you transfer or rollover money in the calendar year on or after you reach age 70½, you must take your required minimum distributions for the current calendar year before you purchase this contract.  See Part 8, section titled “Tax-Favored Retirement Programs” for more information about required minimum distributions.

Additional Contributions

We will credit each additional contribution on the Business Day we receive it in Good Order at our Processing Office.  We will use contributions allocated to Variable Account Options to purchase Units at the Unit Value as of the next close of the New York Stock Exchange.

We will invest each additional contribution according to the allocation we have on record as your “future allocation.”  You can change your future allocation for additional contributions at any time by writing to the Administrative Office.  The request must include your contract number, the new allocation and your signature.  When we receive it at our Processing Office, the change will be effective for any contribution that accompanies it and for all future contributions.  We can also accept allocation changes by telephone.  See “Transfers” in Part 5.

We will accept additional contributions at any time up to eight years before your Maximum Retirement Date.    We may refuse additional contributions if (1) we previously discontinued accepting additional contributions into the annuity contract or any Investment Option; (2) the additional contribution does not meet our minimum additional contribution amount or exceeds our maximum contribution amount for the annuity contract or for a specific Investment Option; or (3) for any reason allowed by law.

(14)  If your contract is issued in the state of Washington, you may only make additional contributions during the first Contract Year.  If your contract was issued in Oregon, you cannot make any additional contributions.

Allocations on Record

Changing your future allocation does not change the current allocation of your Account Value or the allocation used for rebalancing, if any.  You must provide specific instructions if you wish to change your current allocations or rebalancing allocation.  You should review your allocations periodically to ensure they still meet your investment goals and needs.

Units in Our Separate Account

Your investment in the Variable Account Options is used to purchase Units.  On any given day, the value you have in a Variable Account Option is the number of Units you own in that Variable Account Option multiplied by the Unit Value.  The Units of each Variable Account Option have different Unit Values.

Units are purchased when you make new contributions or transfer amounts to a Variable Account Option.  Units are redeemed (sold) when you make withdrawals or transfer amounts out of a Variable Account Option into a different Investment Option.  We also redeem Units to pay the Death Benefit when the Annuitant dies, to make a Distribution on Death of owner, to pay the annual administrative charge, to pay for certain optional benefits and to purchase an Annuity Benefit.  The number of Units purchased or redeemed in any Variable Account Option is calculated by dividing the dollar amount of the transaction by the Variable Account Option’s Unit Value, calculated as of the next close of business of the New York Stock Exchange.

The Unit Values of the Variable Account Options fluctuate with the investment performance of the corresponding Portfolios, which reflects the investment income, realized and unrealized capital gains and losses of the Portfolios, as well as the Portfolio’s expenses.

How We Determine Unit Value

We determine Unit Values for each Variable Account Option after the close of business of the New York Stock Exchange, which is normally 4 p.m. Eastern Time on each Business Day.  The Unit Value of each Variable Account Option for any Business Day is equal to the Unit Value for the previous Business Day, multiplied by the net investment factor for that Variable Account Option on the current Business Day.  We determine a net investment factor for each Variable Account Option as follows:

•                  First, we take the value of the Portfolio shares that belong to the corresponding Variable Account Option at the close of business that day.  For this purpose, we use the share value reported to us by the Portfolios.

•                  Next, we add any dividends or capital gains distributions by the Portfolio on that day.

•                  Then we charge or credit for any taxes or amounts set aside as a reserve for taxes.

•                  Then we divide this amount by the value of the Portfolio shares that belong to the corresponding Variable Account Option at the close of business on the last day that a Unit Value was determined.

•                  Finally, we subtract the mortality and expense risk charge for each calendar day since the last day that a Unit Value was determined (for example, a Monday calculation will include charges for Saturday and Sunday).  The daily charge is an amount equal to an annual effective rate of 1.55%.

Generally, this means that we adjust Unit Values to reflect the investment experience of the Portfolios and the mortality and expense risk charge.

Transfers

You may transfer all or any part of your Account Value among the Variable Account Options and the GROs, subject to our transfer restrictions:

•      The amount transferred must be at least $250 or, if less, the entire amount in the Investment Option.

•                  Transfers into a GRO will establish a new GRO for the Guarantee Period you choose at the then-current Guaranteed Interest Rate.

•                  Transfers out of a GRO more than 30 days before the end of the Guarantee period are subject to an adjustment of the value called an MVA.  See Part 3.

•                  Transfers into and out of the GLIA Investment Options, GMWB Investment Options and Guaranteed Return Plus Investment Options are restricted.  See Part 6.

You may reallocate some or all of your Account Value invested in the Variable Account Options and the GROs at one time and this will count as one transfer.

You have 12 free transfers during a Contract Year.  Then we charge $20 for each additional transfer during that Contract Year.  See Part 4, section titled “Transfer Charge.”

You may request a transfer by writing to our Administrative Office at the address in the Glossary.  Mail sent to any other address may not be in Good Order.  Each request for a transfer must be signed by you and specify:

•              the contract number

•              the amounts to be transferred, and

•              the Investment Options to and from which the amounts are to be transferred.

If one portion of a transfer request involving multiple Investment Options violates our policy or is not in Good Order, the entire transfer request will not be processed.

You may also request transfers through our telephone transfer service using your personal identifiers.  We will honor telephone transfer instructions from any person who provides correct identifying information.  We are not responsible for fraudulent telephone transfers we believe to be genuine according to these procedures.  Accordingly, you bear the risk of loss if unauthorized persons make transfers on your behalf.  You may request telephone transfers from 9:00 a.m. to 5:00 p.m., Eastern Time, on any day we are open for business.

If we receive your transfer request at our Processing Office before 4:00 p.m. Eastern Time on a Business Day, you will receive the Unit Values for the Variable Account Options as of the close of business on the day you call.  Transfer requests for Variable Account Options received by us at or after 4:00 p.m. Eastern Time (or the close of the New York Stock Exchange, if earlier) on a Business Day or on a day other than a Business Day, will be processed using Unit Values as of the close of business on the next Business Day after the day you call.  We will confirm all transfers in writing.

A transfer request or a reallocation of your Account Value does not change your future allocation or rebalancing allocation on file.  You must provide specific instructions if you wish to change your allocations.

Excessive Trading

We reserve the right to limit the number of transfers in any Contract Year or to refuse any transfer request for an owner or certain owners if we are informed by one or more of the Portfolios that the purchase or redemption of shares is to be restricted because of excessive trading, or that a specific transfer or group of transfers is expected to have a detrimental effect on share prices of affected Portfolios.

We reserve the right to modify these restrictions or to adopt new restrictions at any time and in our sole discretion.

We will notify you or your designated representative if your requested transfer is not made.  Current SEC rules preclude us from processing your request at a later date if it is not made when initially requested.  Accordingly, you will need to submit a new transfer request in order to make a transfer that was not made because of these limitations.

Specific Notice Regarding the Use of this Annuity for Market Timing or Frequent Trading

This contract is not designed to serve as a vehicle for frequent trading in response to short-term fluctuations in the stock market.  Any individual or legal entity that intends to engage in stale price arbitrage, utilize market timing practices or make frequent transfers to take advantage of inefficiencies in mutual fund pricing or for any other reason should not purchase this contract.  These abusive or disruptive transfers can have an adverse effect on management of a Portfolio, increase Portfolio expenses and affect Portfolio performance.

The following policies for transfers between Investment Options are designed to protect contract owners from frequent trading activity.  However, we may not be able to detect all frequent trading, and we may not be able to prevent transfers by those we do detect.  As detecting frequent trading and preventing its recurrence is, in many circumstances, a reactive response to improper trading, we cannot guarantee, despite our policies and procedures, that we will detect all frequent trading in our contracts, prevent all frequent trading and prevent all harm caused by frequent trading.

1.                                       Prohibited Transfers.  Under normal market conditions, we will refuse to honor, unless made by first class U.S. mail:

•                        a transfer request into an International or High Yield Variable Account Option (as defined by us) if, within the preceding five Business Days, there was a transfer out of the same Variable Account Option;

•                        a transfer request out of an International or High Yield Variable Account Option if, within the preceding five Business Days, there was a purchase or transfer into the same Variable Account Option.

2.                                       Allowable Transfers Accompanying a Prohibited Transfer.  We cannot honor an otherwise allowable transfer request if it is made at the same time or accompanies a request for a Prohibited Transfer.

3.                                       Notification.  We will notify you if your requested transfer is not made.

4.                                        Suspension or Revocation of Same-Day Transfer Privileges.  You, as owner (or agents acting on your behalf) who engage in market timing or excessive trading, as determined by a Portfolio’s investment advisor in its sole discretion, may have their same-day transfer privileges suspended or revoked in accordance with the Portfolio’s policies set forth in its prospectus.

•                        If your same-day transfer privileges are revoked, you will be required to submit all future transfer requests by U.S. mail or overnight delivery service.  Transfer requests made by telephone, Internet fax, same-day mail or courier service will not be accepted.

•                        In addition, if you wish to cancel a transfer request, your cancellation request must also be in writing and received by U.S. mail or overnight delivery service.  The cancellation request will be processed as of the day it is received.

5.                                        20 Investment Option Transfers Permitted.  You may submit 20 Investment Option transfers each Contract Year for each contract by U.S. mail, Internet, telephone request, or fax.

•                        All requests for transfers among your Investment Options in excess of 20 per Contract Year must be submitted by regular U.S. mail or overnight delivery.  Transfer requests made by telephone, Internet, fax, same day mail or courier service will not be accepted, and Internet trading privileges will be suspended.  If you want to cancel a written Investment Option transfer, you must also cancel it in writing by U.S mail or overnight delivery service.  We will process the cancellation request as of the day we receive it.

•                        Upon reaching your next Contract Anniversary, you will again be provided with 20 Investment Option transfers.  Investment Option transfers are non-cumulative and may not be carried over from year to year.

•                     Transfers made under our Dollar Cost Averaging Program, Systematic Transfer Option Program, Customized Asset Rebalancing Program, or other related programs we may offer are not counted toward the 20 Investment Option transfer limitation.  If we or a Portfolio’s investment advisor determine in our sole discretion that you are manipulating these or similar programs to circumvent our transfer policies, however, we may take any action that we deem appropriate to stop this activity.  This could include (but is not limited to) revoking your same-day transfer privileges or your ability to utilize these programs.

Conformity with these policies does not necessarily mean that trading will not be deemed to constitute market timing.  If it is determined by us or by a Portfolio’s investment advisor, in our sole discretion, that you are attempting to engage in improper trading, your same-day transfer privileges may be suspended or revoked.  We will take into consideration any information, data and directives provided to us by the Portfolios’ investment advisors regarding improper trading.

We have entered into agreements with each Portfolio company as required by Rule 22c-2 of the 1940 Act.  The agreements require us to engage in certain monitoring and reporting of trading activity and bind us to implement instructions from the Portfolio if its frequent trading policies are violated or if the Portfolio determines, in its sole discretion, that disruptive trading has occurred.  If we are notified by a Portfolio’s investment advisor that the frequency or size of trades by an individual or group of individuals is disruptive to the management of the Portfolio, and the investment advisor asks us to rescind a previously executed trade or restrict further trading in that Portfolio by the individual or group, we will comply with that request promptly.  We will rescind a trade or impose the Portfolio’s investment advisor’s restriction even if the transactions otherwise conform to our policies.  We do not grant waivers of these policies to particular investors or classes of investors.

We may modify these restrictions at any time in our sole discretion.

Withdrawals

You may make withdrawals as often as you wish.  Each non-systematic withdrawal must be at least $300.  We will take the withdrawal from your Investment Options pro rata, in the same proportion their value bears to your total Account Value.  For example, if your Account Value is divided in equal 25% shares among four Investment Options, when you make a withdrawal, 25% of the Account Value will come from each of your four Investment Options.  You can tell us if you want your withdrawal handled differently. For information on systematic withdrawals, see Part 9.

We process withdrawals when we receive your request in Good Order at our Processing Office.  When you take a withdrawal from a Variable Account Option, Units are redeemed at the Unit Value as of the next close of the New York Stock Exchange.

For partial withdrawals, the total amount deducted from your Account Value will include:

•                  the withdrawal amount requested,

•                  plus or minus any MVA that applies (see Part 3, section titled “Market Value Adjustments”),

•                  plus any withdrawal charge that applies (see Part 4, section titled “Withdrawal Charge”).

The net amount you receive will be the amount you requested, less any applicable tax withholding.  Generally, withdrawals you make before you are 59½ years old are subject to a 10% federal tax penalty.  If your contract is part of a tax-favored retirement plan, the plan may limit your withdrawals.  See Part 8.

Withdrawals are attributed to your Account Value in the following order:  (1) any remaining Free

Withdrawal Amount; (2) contributions that are no longer subject to a withdrawal charge and have not yet been withdrawn; (3) contributions subject to a withdrawal charge; and (4) any gain, interest, or other amount that is not considered a contribution.  Your investment comes out first, beginning with the oldest contribution first, then next oldest and so on.  Any gain or earnings in your contract come out only after an amount equal to all contributions, and any applicable charges on those contributions, are withdrawn.  Please note, however, that for tax purposes, withdrawals are considered to be gain first.  See Part 8.

Certain Death Benefits and optional benefits are reduced by withdrawals on a proportional basis.  See Part 5, section titled “Death Benefits Paid on Death of Annuitant” and Part 6.

Examples of withdrawals and the application of a withdrawal charge are located in Appendix B.

Free Withdrawal Amount

You may take your Free Withdrawal Amount each Contract Year without a withdrawal charge or MVA.

If you purchased a Pinnacle, Pinnacle III or Pinnacle V contract, the Free Withdrawal Amount is the greater of:

•                  10% of your Account Value on the date of the withdrawal, minus any previous withdrawals during that Contract Year; or

•                  10% of your Account Value at your most recent Contract Anniversary, minus any previous withdrawals during that Contract Year.  (During your first Contract Year, this amount is 10% of your initial contribution received on the Contract Date.)

If you purchased a Pinnacle IV contract, the Free Withdrawal Amount is the greater of:

•                  15% of your Account Value during a Contract Year minus any previous withdrawals during that Contract Year; or

•                  15% of your Account Value at your most recent Contract Anniversary minus any previous withdrawals during that Contract Year.

If you do not take the Free Withdrawal Amount in any one Contract Year, you cannot add it to the next year’s Free Withdrawal Amount.

Taking your Free Withdrawal Amount will not reduce the total withdrawal charges applicable to your contract.  If you take a withdrawal or surrender the contract, we will assess any applicable withdrawal charge on the amount of your contributions withdrawn, which are not reduced for any Free Withdrawal Amount you have taken.

The Free Withdrawal Amount is available for withdrawal only.  You may not use your Free Withdrawal Amount as a transfer to another annuity or other investment under Section 1035 of the Tax Code or as a trustee-to-trustee transfer of qualified assets.  For more information, see Part 8, section titled “Exchanges and Transfers.”

Assignments

We do not allow assignment of your contract.

Death Benefit Paid on Death of Annuitant

Unlike some other variable annuities, this contract pays the Death Benefit upon the Annuitant’s death, rather than upon the owner’s death.  You name the Annuitant’s beneficiary (or beneficiaries).  We will pay a Death Benefit to the Annuitant’s surviving beneficiary if:

•        the Annuitant dies before the Retirement Date (after the Retirement Date, the Death Benefit no longer exists); and

•        there is no contingent Annuitant.

A Death Benefit will not be paid after the Annuitant’s death if there is a contingent Annuitant.  In that case, the contingent Annuitant becomes the new Annuitant under the contract.  The Annuitant and any contingent Annuitants may not be changed once the contract has been issued.

If an Annuitant’s beneficiary does not survive the Annuitant, then the Death Benefit is generally paid to the Annuitant’s estate.

The Annuitant’s beneficiary may elect to take the Death Benefit in one of the following forms:

1.               lump sum — if the beneficiary elects this option, we will automatically pay the lump sum Death Benefit amount into a checking account in the name of the beneficiary, if allowed by state law.  The checking account is an interest-bearing account with no fees.  The beneficiary can access the funds at any time by writing a check.

2.               deferral for up to five years — if the beneficiary elects this option, we will allow the beneficiary to keep the Death Benefit amount invested in the Investment Options available under the current version of the contract for a period of up to five years.  At the end of five years, the entire amount must be paid to the beneficiary.

3.               extending the contract — if the beneficiary elects this option, he or she must choose to receive the Death Benefit either as an immediate annuity or as substantially equal payments over his or her life expectancy.  If payment over the life expectancy is elected, we will allow the beneficiary to keep the Death Benefit amount invested in the Investment Options available under the current version of the contract, to the extent this does not conflict with the Tax Code requirements under which this option is available (primarily section 72(s) of the Tax Code.)  This option is only available if elected within 60 days of the date the beneficiary receives notice of the options.  Distributions must begin within one year from the date of death.

If the beneficiary selects option two or three above, he or she will receive the guaranteed minimum interest rate applied to the Fixed Accounts under the current version of the contract, which may be lower than the guaranteed minimum interest rate applied to the Fixed Accounts in your contract.

If beneficiary is not a human being, the beneficiary must elect either a lump sum or deferral for up to five years.

You may elect to have the Death Benefit paid to the Annuitant’s beneficiary as an Annuity Benefit, in which case the Annuitant’s beneficiary will not have the choices above, but will receive the death benefit in the form you have elected.

You may change the Annuitant’s beneficiary by sending the appropriate form in Good Order to the Administrative Office.  We may limit the number of beneficiaries you can have at one time.

Please consult your financial professional and tax advisor in order to identify your beneficiaries properly so that the Death Benefit is paid to the intended beneficiary, and to structure your contract so that spousal continuation can occur, if that is your intention.  See Appendix D for assistance in structuring your contract.

Death Benefit for contracts Issued on or after May 1, 2004

For contracts where the Annuitant’s age on the Contract Date is up to and including age 85, the Death Benefit will be the greatest of:

•                  highest Account Value on any Contract Anniversary before the Annuitant’s 81st birthday, plus any contributions received after that Contract Anniversary, minus a proportional adjustment for any withdrawals (and associated charges) taken after that Contract Anniversary;

•                  total contributions, minus a proportional adjustment for any withdrawals (and associated charges); or

•                  the Account Value on the Death Benefit Date.

The amount of the Death Benefit is determined on the Death Benefit Date and if an additional amount is required to be paid into the contract, that amount will be invested in the contract on the Death Benefit Date.

Death Benefit for contracts issued between May 1, 1998 and April 30, 2004

For contracts where the Annuitant’s age on the Contract Date is up to and including age 85:

If the Annuitant dies before age 90 (or the contract’s 10th Contract Anniversary, if later) and before annuity payments have started, the Death Benefit will be the greatest of:

•                  your highest Account Value on any Contract Anniversary before Annuitant’s age 81, plus any contributions received after that Contract Anniversary, minus a proportional adjustment for any withdrawals (and associated charges) received after that Contract Anniversary; or

•                  total contributions, minus any withdrawals (and associated charges); or

•                  the Account Value on the Death Benefit Date.

If the Annuitant dies at or over age 90 (or after the contract’s 10th Contract Anniversary, if later), the Death Benefit is the Account Value at the end of the Business Day when we receive proof of death.

For contracts issued after the Annuitant’s 86th birthday, the Death Benefit is your current Account Value.

Death Benefit for contracts issued between January 1, 1997 and April 30, 1998

For contracts issued before the Annuitant’s 80th birthday, the Death Benefit is the highest of:

•                  your highest Account Value on any Contract Anniversary before Annuitant’s age 81, plus subsequent contributions and minus subsequent withdrawals (and associated charges);

•                  total contributions, minus subsequent withdrawals (and associated charges); or

•                  the Account Value on the Death Benefit Date.

For contracts issued after the Annuitant’s 80th birthday, the Death Benefit is your current Account Value.

Death Benefit for contracts issued between May 1, 1996 and December 31, 1996, the Death Benefit is the greatest of:

•                  the annuity value on the Death Benefit Date;

•                  your highest annuity value at the beginning of any Contract Year, plus subsequent contributions and minus subsequent withdrawals (and associated charges); or

•                  your total contributions minus the sum of withdrawals (and associated charges)

Death Benefit for contracts issued between January 1, 1995 and April 30, 1996, the Death Benefit is the greatest of:

•                  your annuity value on the seventh Contract Anniversary plus subsequent contributions, minus subsequent withdrawals (and associated charges);

•                  your highest annuity value on any Contract Anniversary after the seventh Contract Anniversary plus subsequent contributions minus subsequent withdrawals (and associated charges) (this option is available in some states only if you elected it);

•                  total contributions minus the sum of withdrawals (and associated charges); or

•                  the annuity value on the Death Benefit Date.

Death Benefit for contracts issued before January 1, 1995, the amount of the Death Benefit is the greatest of:

•                  the annuity value Death Benefit Date;

•                  the annuity value at the beginning of the seventh Contract Year plus subsequent contributions and minus subsequent withdrawals (and associated charges);

•                  your total contributions minus the sum of withdrawals (and associated charges); or

•                  for Annuitants younger than 70 years old on the birthday nearest the Contract Date, an enhanced minimum Death Benefit, explained below.

The enhanced minimum Death Benefit is the same as the guaranteed Death Benefit, except that the guaranteed Death Benefit may not exceed the maximum guaranteed Death Benefit.

The guaranteed Death Benefit on your Contract Date is your initial contribution.  After that, every month we recalculate that portion of your guaranteed Death Benefit allocated to the Variable Investment Options by adding interest at an annual rate of 7% until the Contract Anniversary nearest the Annuitant’s 70th birthday, subject to the maximum.  We subtract from that the sum of any withdrawals or transfers from the Variable Account Options during the month and a pro rata amount of the interest accumulated that applies to the withdrawn or transferred amount.  Therefore, your guaranteed Death Benefit at any time, subject to the maximum, is the sum of (1) your Guarantee Period Values, and (2) your contributions allocated to the Variable Account Options, including the amount of interest calculated on the values allocated to your Variable Account Options for purposes of determining the guaranteed Death Benefit, less any withdrawals or transfers and less the interest calculated on a pro rata basis on those withdrawals or transfers.

Your maximum guaranteed Death Benefit is determined by totaling your contributions during your first five Contract Years, subtracting all withdrawals (and associated charges), multiplying the result by two, and then adding that to your total contributions made after the first five Contract Years.

Effect of Withdrawals on the Death Benefit if a Proportional Adjustment is Applied

If you take withdrawals from your contract, we will make a proportional adjustment to your Death Benefit.  This means that your Death Benefit will be reduced by the same percentage as your withdrawal bears to your Account Value at the time of withdrawal.  For example:

•                  if your Death Benefit is $100,000, and your current Account Value is $80,000,

•                  and you take a withdrawal of $10,000,

•                  we will reduce your Death Benefit by 12.5% because that is the same percentage that your withdrawal bears to the Account Value at the time of the withdrawal ($10,000 /$80,000);

•                  therefore, your Death Benefit is reduced by $12,500.

Because the Account Value at the time of the withdrawal in this example is less than the Death Benefit, the Death Benefit is decreased by a larger dollar amount than the partial withdrawal amount.  All Death Benefits are reduced proportionally for withdrawals and any charges associated with the withdrawals.

This example is for illustrative purposes only and does not predict results.

Distribution on Death of Owner

When you (as owner) die, and the Annuitant (or contingent Annuitant) is still living, your entire interest in this contract must be distributed to the owner’s beneficiary.  If you are the Annuitant (and no contingent Annuitant is still living), the above section titled “Death Benefit Paid on Death of Annuitant” applies instead of this section.  If you own the contract jointly with your spouse or anyone else, the first death of one of the joint owners will be treated as the death of both owners, and a Distribution on Death to the owner’s beneficiary will be required.  It is not a good idea to own this annuity contract jointly, even with your spouse.  The joint owner is not the owner’s beneficiary.  See Appendix D.

You name the owner’s beneficiary (or beneficiaries).  We will pay the owner’s surviving beneficiary the Distribution on Death.  If an owner’s beneficiary does not survive the owner, then the Distribution on Death of the owner is generally paid to the owner’s estate.

If you, as owner, die on or after the Retirement Date and before the entire interest in the contract has been distributed, then the rest of the annuity must be distributed to the owner’s beneficiary at least as quickly as the method in effect when you died.

If you, as owner, die before the Retirement Date, the Surrender Value will be paid to the owner’s beneficiary in one of the following forms:

1.               lump sum — if the beneficiary elects this option, we will pay the Surrender Value to the beneficiary.

2.               deferral for up to five years — if the beneficiary elects this option, we will allow the beneficiary to keep the Account Value invested in the Investment Options available under the current version of the contract for a period of up to five years.  At the end of five years, the entire Surrender Value must be paid to the beneficiary.

3.               extending the contract — if the beneficiary elects this option, he or she must choose to receive the Surrender Value either as an immediate annuity or as substantially equal payments over his or her life expectancy.  If payment over the life expectancy is elected, we will allow the beneficiary to keep the Account Value invested in the Investment Options available under the current version of the contract, to the extent this does not conflict with the Tax Code requirements under which this option is available (primarily section 72(s) of the Tax Code.)  This option is only available if elected within 60 days of the date the beneficiary receives notice of the options.  Distributions must begin within one year from the date of the owner’s death.  Withdrawal charges continue to apply to the withdrawals taken under this option.

If the beneficiary selects option two or three above, he or she will receive the guaranteed minimum interest rate applied to the Fixed Accounts under the current version of the contract, which may be lower than the guaranteed minimum interest rate applied to the Fixed Accounts in your contract.

If the beneficiary is not a human being, the beneficiary must elect either a lump sum or deferral for up to five years.

If your (owner’s) sole beneficiary is your spouse, your surviving spouse may be able to continue the contract (along with its tax-deferred status) in his or her name as the new owner.  See the section below on Spousal Continuation and Appendix D.

You may change the owner’s beneficiary by sending the appropriate form in Good Order to the Administrative Office.  We may limit the number of beneficiaries you can name.  Please consult your financial professional and tax advisor in order to identify your beneficiaries properly so that the Death Benefit is paid to the intended beneficiary, and to structure your contract so that spousal continuation can occur, if that is your intention.

Spousal Continuation

Standard Spousal Continuation

If you (as owner) die, and the Annuitant (or contingent Annuitant) is still living, the Tax Code allows your surviving spouse to continue the annuity contract, along with its tax-deferred status, only if your spouse is named as the owner’s sole beneficiary.  This is standard spousal continuation.  See Appendix D for more information about parties to the contract and spousal continuation.

Enhanced Spousal Continuation

This annuity contract also provides an enhanced type of spousal continuation (Enhanced Spousal Continuation).  The Enhanced Spousal Continuation under this contract is available if you (as owner) die, but only if you have structured your contract as follows:

•                  you are the sole owner and Annuitant;

•                  no contingent Annuitant is named;

•                  no joint owner is named;

•                  your surviving spouse is the owner’s sole beneficiary; and

•                  your surviving spouse is the Annuitant’s sole beneficiary.

Under this Enhanced Spousal Continuation, we will increase the continued contract’s Account Value to the same amount that would have been paid to your surviving spouse if he or she had taken the Death Benefit as a lump sum distribution.  Depending on which is the higher value (see subsection titled “Standard Death Benefit” in section titled “Death Benefit Paid on Death of Annuitant”), the Death Benefit may be equal to the Account Value or higher than the Account Value on the Death Benefit Date.  If the Death Benefit is higher than the Account Value, we will pay the difference and this added value will be invested in the Investment Options you have selected on a pro-rata basis as of the Death Benefit Date.  For example, if the Account Value at death was $100,000, but we would have paid out a Death Benefit of $115,000, the surviving spouse’s contract will continue with a $115,000 Account Value.  The continued contract’s Account Value will never be less than the Account Value.

The surviving spouse continues the contract with its tax deferred earnings and all terms and conditions of the contract continue to apply, including the MVA, except:

•                  withdrawal charges no longer apply; and

•                  we will no longer accept additional contributions.

When the surviving spouse dies, a new the Death Benefit, measured from the date of the continued contract, will be paid to the beneficiary named by the surviving spouse.

Under either type of spousal continuation:

•                  if the surviving spouse is under 59½, the 10% federal tax penalty for early withdrawal may apply if withdrawals are taken;

•                  certain Investment Options or administrative programs may not be available on the continued contract; and

•                  we may make changes to continued contracts that are permitted by law.

See Appendix D for more information about parties to the contract and spousal continuation.

Federal Tax Advantages of Spousal Continuation Not Available to Same Sex Spouses

The Federal Defense of Marriage Act provides that same sex spouses are not considered married under federal law.  Therefore, the favorable tax treatment provided by the Tax Code to a surviving spouse of an annuity owner is not available to a surviving same sex spouse.  If the state where this contract is issued recognizes same sex marriages, the Enhanced Spousal Continuation described in the contract is available to the surviving same sex spouse; however, the favorable tax treatment provided by the Tax Code will not apply and the transfer of ownership will be a taxable event.

Death Claims

A death claim will be effective on the Business Day we receive due proof of death of either the owner or Annuitant.  To process the death claim, we must receive an original, certified death certificate and Company death claim paperwork in Good Order, including the beneficiary’s election.  During the period from the date of death until we receive all required paperwork in Good Order, the Account Value will remain invested in the Investment Options you chose, will continue to reflect the investment performance of any Variable Account Options during this period and will be subject to market fluctuations.  Fees and expenses will continue to apply.  All automated transactions will stop when we receive notice of death.

If there are multiple beneficiaries, after one beneficiary submits death claim paperwork, we will calculate the first beneficiary’s share of the Death Benefit or Distribution on Death and make payment according to the first beneficiary’s election.  The remaining beneficiaries’ share of the Death Benefit or Distribution on Death of owner will remain invested in the Investment Options and investment in the Variable Account Options remains subject to market fluctuations.

Maximum Retirement Date and Annuity Benefit

Your Annuity Benefit is available anytime up until the Annuitant’s 100th birthday.  This is referred to as the Maximum Retirement Date.  You may elect your Annuity Benefit by writing to the Administrative Office any time before the Maximum Retirement Date.

Upon the Maximum Retirement Date, you may elect to receive a lump sum of your Surrender Value, or you may elect an Annuity Benefit.  The amount applied toward the purchase of an Annuity Benefit will be the Adjusted Account Value, less any pro-rata annual administrative charge, and applicable state premium tax.  However, the Surrender Value will be the amount applied if the Annuity Benefit does not have a life contingency and either (i) the term is less than five years, or (ii) the annuity can be changed to a lump sum payment without a withdrawal charge.

Once an Annuity Benefit is elected, you will no longer have an Account Value, Surrender Value, Death Benefit or other accessible cash value.  When the contract value is applied toward the purchase of an Annuity Benefit, it is converted into a stream of income payments.   The Annuity Benefit provides regular fixed payments, which may be made monthly, quarterly, semi-annually or annually.  You cannot change or redeem the annuity once payments have begun.  For any annuity, the minimum periodic payment must be at least $100.

We currently offer the following types of annuity payout options, funded through our General Account:

•                  life and 10-year certain annuity, which provides a fixed life income annuity with 10 years of payments guaranteed.  If the Annuitant dies before the end of the 10 year period, the Annuitant’s beneficiary will receive the remaining periodic payments.

•                  period certain annuity, which provides for fixed payments for a fixed period.  The fixed periods available may vary from time to time and the fixed period selected may not extend past your 100th birthday. The payment amount is determined by the period you select.  If the Annuitant dies before the end of the period selected, the Annuitant’s beneficiary will receive the remaining periodic payments.

•                  life and period certain annuity (other than 10 years), which provides for fixed payments for at least the period selected and after that for the life of the Annuitant or the lives of the Annuitant and any joint Annuitant under a joint and survivor annuity.  The fixed periods available may vary from time to time.  If the Annuitant (or the Annuitant and the joint Annuitant under a joint and survivor annuity) dies before the period selected ends, the remaining periodic payments will go to the Annuitant’s beneficiary.

•                  life only annuity, which provides fixed payments for the life of the Annuitant, or until the Annuitant and joint Annuitant both die under a joint and survivor annuity. Once the Annuitant (or last joint Annuitant) dies, no further payments will be made and no value remains for any beneficiaries.

If you have not already selected a form of Annuity Benefit, we will contact you prior to your Maximum Retirement Date.  You can tell us at that time the type of Annuity Benefit you want.  If we do not receive your election on or before your Maximum Retirement Date, you will automatically receive a life and 10-year certain Annuity Benefit option.

You may not apply a portion of your Account Value to an Annuity Benefit.

Annuity Benefit Payments

The amount of your Annuity Benefit is based on the option you choose, the annuity rates applied and, in the case of a life contingent annuity option, on the Annuitant’s age and gender.  Gender may not be a factor under some tax favored retirement programs, and under certain state laws where gender-neutral rates apply.

If the age or gender of an Annuitant has been misstated, any benefits will be those that would have been purchased at the correct age and gender.  Any overpayments or underpayments made by us will be charged or credited with interest at the rate required by your state.  If we have made overpayments because of incorrect information about age or gender, we will deduct the overpayment from the next payment or payments due.  We will add underpayments to the next payment.

Timing of Payment

We normally apply your Adjusted Account Value to the purchase of an Annuity Benefit, or send you partial or total withdrawals, within seven days after receipt of the required form at our Administrative Office.  However, we can defer our action as to Account Value allocated to the Variable Account Options for any period during which:

(1)          the New York Stock Exchange has been closed or trading on it is restricted;

(2)          an emergency exists as determined by the SEC so that disposal of securities is not reasonably practicable or it is not reasonably practicable for the Separate Account fairly to determine the value of its net assets; or

(3)          the SEC, by order, permits us to defer action in order to protect persons with interests in the Separate Account.

How You Make Requests and Give Instructions

When you write to our Administrative Office, use the address listed in the glossary of this prospectus.  We cannot honor your requests unless they are in Good Order.  Whenever possible, use one of our printed forms, which may be obtained from our Administrative Office.

Part 6 - Optional Benefits

You may have purchased one of the Riders offered with this contract, which provide optional benefits for an additional cost.  The Riders may only be elected at the time of application and will replace or supplement the standard contract benefits.  Charges for the optional benefit Riders are in addition to the standard contract charges.  Be sure you understand the charges.  Carefully consider whether you need the benefit and whether it is appropriate for your particular circumstances.  Also consider whether you can buy the benefit more cheaply as part of the variable annuity or with a separate contract.

Guaranteed Lifetime Income Advantage Rider (available from February 25, 2008 to December 31, 2011)

Guaranteed Lifetime Income Advantage (GLIA), which is a guaranteed lifetime withdrawal benefit, is an optional Rider you may purchase for an additional charge.  You may select the Individual GLIA Rider or the Spousal GLIA Rider.  The GLIA Rider guarantees lifetime payments for you (or you and your spouse if you elect the Spousal GLIA Rider) regardless of how your investments perform, as long as the Rider is in effect.  If you take Nonguaranteed Withdrawals, as explained below, your lifetime payments will decrease and the Rider may terminate.  The GLIA Rider is not available in Oregon .

Lifetime Payout Amount (LPA)

The amount you can receive each Contract Year for your lifetime (or for as long as either you or your spouse is alive if you elect the Spousal GLIA Rider) is called the LPA.  The LPA is first determined and available to you when you take your first withdrawal on or after the Age 60 Contract Anniversary.

The Age 60 Contract Anniversary is the first Contract Anniversary on or after you reach age 60.  For the Spousal GLIA, it is the Contract Anniversary on or after the younger of you and your spouse reaches age 60.

Your LPA is always equal to your Payment Base multiplied by your Withdrawal Percentage.  Your Payment Base may change but your Withdrawal Percentage is locked in at the time of your first withdrawal on or after the Age 60 Contract Anniversary and varies depending on your age at that time.

If you purchased the GLIA Rider on or after March 1, 2010, the Withdrawal Percentages were as follows:

Age of (younger) Annuitant at Time of First Withdrawal	Withdrawal Percentage
60-64	4.00%
65-69	4.50%

70-74	5.00%
75-79	5.50%
80 and above	6.50%

If you purchased the GLIA Rider between February 25, 2008 to February 28, 2010, the Withdrawal Percentages were as follows:

Age of (younger) Annuitant at Time of First Withdrawal	Withdrawal Percentage
60-64	4.50%
65-69	5.00%
70-74	5.50%
75-79	6.00%
80 and above	7.00%

The LPA is not cumulative.  If you withdraw less than the LPA in any Contract Year, you cannot carry over or add the remaining LPA to withdrawals made in future years.

Payment Base

Your Payment Base will always be the larger of your Bonus Base or your Step-Up Base.

Your Bonus Base (until a Bonus is applied) is:

1)                                      the Account Value on the date you purchase the GLIA Rider; plus

2)                                      additional Contributions; less

3)                                      Adjusted Nonguaranteed Withdrawals.

After a Bonus is applied (but before a subsequent Bonus), your Bonus Base is:

1)                                      the Bonus Base immediately before the Bonus is applied; plus

2)                                      the Bonus amount (see “Bonus” section below); plus

3)                                      additional Contributions received after the date of the Bonus; less

4)                                      Adjusted Nonguaranteed Withdrawals taken after the date of the Bonus.

Your Step-Up Base (until a Step-Up is applied) is:

1)                                      the Account Value on the date you purchase the GLIA Rider; plus

2)                                      additional Contributions; less

3)                                      Adjusted Nonguaranteed Withdrawals.

On the last day of each Contract Year, we will compare your Account Value to your Step-Up Base.  If your Account Value is greater than the Step-Up Base, we will increase or “step up” the Step-Up Base to equal the Account Value.  The amount of the increase is your Step-Up amount.

After a Step-Up is applied (but before a subsequent Step-Up), the Step-Up Base is:

1)                                      the Step-Up Base immediately before the Step-Up is applied; plus

2)                                      the Step-Up amount; plus

3)                                      additional Contributions received after the date of the Step-Up; less

4)                                      Adjusted Nonguaranteed Withdrawals taken after the date of the Step-Up.

Effect of Withdrawals

Before the Age 60 Contract Anniversary, all withdrawals are Nonguaranteed Withdrawals and will reduce your Bonus Base and Step-Up Base (and therefore your Payment Base) by the Adjusted Nonguaranteed Withdrawal amount including withdrawal charges, if any.

After the Age 60 Contract Anniversary, withdrawals do not reduce your Bonus Base or Step-Up Base, as long as your total withdrawals in any Contract Year are not more than your LPA.  However, if you withdraw more than your LPA in any Contract Year, the amount which exceeds your LPA (including any withdrawal charges) is a Nonguaranteed Withdrawal.

Each time you make a Nonguaranteed Withdrawal, we will reduce your Bonus Base and Step-Up Base (and therefore your Payment Base) by the Adjusted Nonguaranteed Withdrawal amount.  The Adjusted Nonguaranteed Withdrawal amount is the amount of the Nonguaranteed Withdrawal (which includes any withdrawal charges) multiplied by the greater of:

•                  1.0; or

•                  Payment Base divided by Account Value, where both values are determined immediately before the Nonguaranteed Withdrawal.  If the withdrawal includes all or a portion of your LPA, the Account Value will be reduced by such portion prior to this calculation.

If your Payment Base is more than your Account Value when you take a Nonguaranteed Withdrawal, your Payment Base will be reduced by more than the amount of your Nonguaranteed Withdrawal.  Here’s an example assuming you take the withdrawal prior to your Age 60 Contract Anniversary and no withdrawal charges apply:

•                  Your Account Value is $75,000 and your Payment Base is $100,000

•                  You take a Nonguaranteed Withdrawal in the amount of $5,000

•                  Your Account Value will be reduced by $5,000, and your Payment Base will be reduced by $6,667

Other Important Facts about Withdrawals:

•                  You will not receive the intended benefit of this Rider if you take Nonguaranteed Withdrawals.  Nonguaranteed Withdrawals can have a significant negative effect on your Payment Base and LPA.

•                  Withdrawal charges may apply.  If you withdraw more than your Free Withdrawal amount (10% of the Account Value in any Contract Year) but the withdrawal does not exceed your LPA, any applicable withdrawal charges will be waived.  If you withdraw more than the Free Withdrawal amount and the withdrawal results in a Nonguaranteed Withdrawal, withdrawal charges, if any, will be applied.  See Part 4, section titled “Withdrawal Charge” and Part 5, section titled “Withdrawals.”

•                  Withdrawals must be taken pro-rata from your Investment Options.  You cannot make a Withdrawal from specific Investment Options.

•                  The Payment Base is not available for withdrawal.

•                  The taxable portion of your withdrawals is taxed as ordinary income.  You may be subject to a 10% tax penalty if you are under 59½ at the time of the withdrawal.

Annual Processing Date

The Annual Processing Date is the close of business the last day of each Contract Year.  If a withdrawal is taken on an Annual Processing Date, we will process the withdrawal first.  We will then reduce your Account Value by the Annual Administrative Charge, if applicable.  See Part 4, section titled “Annual Administrative Charge.”  We will also deduct any quarterly charges that may apply and be due on that day.  We will then calculate Bonuses and Step-Ups, if any.  If the Annual Processing Date is not a

Business Day, the Account Value for the purpose of the Step-Up is determined on the next Business Day after the Annual Processing Date.

Bonus

The Bonus amount is equal to your Bonus Percentage multiplied by the sum of all contributions minus your Bonus Percentage multiplied by the sum of all withdrawals (including withdrawal charges if any.)  Your Bonus Percentage is determined by your age (or the age of the younger of you and your spouse if you elect the Spousal GLIA Rider) at the time each Bonus is calculated.

If you purchased the GLIA Rider on or after March 1, 2010, the Bonus Percentages were as follows:

Age of (younger) Annuitant at Time of Bonus Calculation	Bonus Percentage
64 or below	4.00%
65-69	4.50%
70-74	5.00%
75-79	5.50%
80 and above	6.50%

If you purchased the GLIA Rider between February 25, 2008 to February 28, 2010, the Bonus Percentages were as follows:

Age of (younger) Annuitant at Time of Bonus Calculation	Bonus Percentage
69 or below	5.00%
70-74	5.50%
75-79	6.00%
80 and above	7.00%

If you do not take withdrawals in a Contract Year, we will apply the Bonus on the last day of the Contract Year.  If you take a withdrawal during the Contract Year, we will not apply the Bonus.  The Bonus is available during the first 10 Contract Years after the GLIA Rider is purchased.

GLIA Charge

We deduct a charge equal to an annual effective rate as follows:

If you purchased your GLIA Rider between March 1, 2009 and December 31, 2011, the annual effective rate of the charge is 0.90% for the Individual GLIA Rider and 1.15% for the Spousal GLIA Rider.

If you purchased your GLIA Rider between February 25, 2008 to February 28, 2009 the annual effective rate of the charge is 0.60% for the Individual GLIA Rider and 0.90% for the Spousal GLIA Rider.

The annual effective rate is multiplied by the Payment Base as of the last day of each calendar quarter and divided by 4.  We will deduct the charge from your Investment Options in the same proportion that the value of each of the Options bears to the Account Value (pro-rata).  This charge decreases your Account Value dollar-for-dollar, but does not decrease your Payment Base.

If the GLIA Rider takes effect or terminates on any day other than the first day of the quarter, we will deduct a proportional share of the charge for the part of the quarter the Rider was in effect.

We reserve the right to increase the annual charge for the Individual GLIA Rider up to a maximum of 1.20%, and the annual charge for the Spousal GLIA Rider up to a maximum of 1.60%.  If we do increase the charge, we will give you prior written notice of the increase and an opportunity to reject the increase.

If you do not reject the increase in writing, the annual charge for your GLIA Rider will increase and you will continue to receive Step-Ups under the terms of the Rider.

If you reject the increase by giving us written notice, your charge will remain the same, but you will not receive any Step-Ups after the effective date of the increase.  Your decision to reject an increase is permanent and once an increase is rejected, you will no longer be eligible to receive notice of or accept additional charge increases and will not receive additional Step-Ups.

GLIA Investment Strategies

If you elect to purchase the GLIA Rider, you must invest 100% of your Account Value at all times in only one of the four GLIA Investment Strategies described below.  (Note that the Investment Options available in the GLIA Investment Strategies are also available without the Rider.)  All GLIA Investment Options are Variable Account Options; no Fixed Accounts are available with the GLIA Rider.

GLIA Investment Strategy 1 — You may select one or more of the three Investment Options, as long as your allocations add up to 100% and do not exceed the percentage indicated for any particular Investment Option.

Touchstone VST Conservative ETF Portfolio	Touchstone VST Moderate ETF Portfolio	Touchstone VST Aggressive ETF Portfolio
0 – 100%	0 – 100%	0 - 50%

GLIA Investment Strategy 2 — You may select one or more of the four Portfolios, as long as your allocations add up to 100%.

Fidelity VIP Freedom 2010 Portfolio	Fidelity VIP Freedom 2015 Portfolio	Fidelity VIP Freedom 2020 Portfolio	Fidelity VIP Freedom 2025 Portfolio

GLIA Investment Strategy 3 — You may allocate your investment as follows:

Touchstone VST Moderate ETF Portfolio	Rydex VT Alternative Strategies Allocation Fund
90%	10%

GLIA Investment Strategy 4 — You may select one or more of the Investment Options in one or more columns, as long as your allocations add up to 100% and are within the minimum and maximum allocation percentages indicated for each column.

Minimum Allocation 30% Maximum Allocation 60%	Minimum Allocation 40% Maximum Allocation 70%	Maximum Allocation 20%	Maximum Allocation 10%

Fixed Income	Core Equity	Non Core Equity	Alternative
Fidelity VIP Investment Grade Bond	BlackRock Capital Appreciation V.I.	Columbia Variable Portfolio - Small Cap Value	Morgan Stanley UIF U.S. Real Estate
PIMCO VIT Total Return	Fidelity VIP Asset Manager	DWS Small Cap Index VIP	PIMCO VIT All Asset
Touchstone VST Core Bond	Fidelity VIP Balanced	Fidelity VIP Disciplined Small Cap	PIMCO VIT Commodity RealReturn Strategy
	Fidelity VIP Contrafund	Fidelity VIP Mid Cap	Rydex|SGI VT Alternative Strategies Allocation
	Fidelity VIP Equity-Income	FTVIPT Franklin Small Cap Value Securities	Rydex|SGI VT Managed Futures Strategy
	Fidelity VIP Growth	Invesco Van Kampen V.I. Capital Growth	Rydex|SGI VT U.S. Long Short Momentum

Fidelity VIP Index 500	Touchstone VST Baron Small Cap Growth	High Yield
FTVIPT Franklin Growth and Income Securities	Touchstone VST Mid Cap Growth	Fidelity VIP High Income
FTVIPT Franklin Large Cap Growth Securities	Touchstone VST Third Avenue Value	FTVIPT Franklin Income Securities
FTVIPT Mutual Shares Securities	International	Touchstone VST High Yield
Invesco Van Kampen V.I. Comstock	BlackRock Global Allocation V.I.	Short Duration
Invesco Van Kampen V.I. Mid Cap Value	Fidelity VIP Overseas	PIMCO VIT Low Duration
Touchstone VST Aggressive ETF	FTVIPT Templeton Foreign Securities	PIMCO VIT Real Return
Touchstone VST Conservative ETF	FTVIPT Templeton Growth Securities	Touchstone VST Money Market
Touchstone VST Enhanced ETF	Invesco V.I. International Growth
Touchstone VST Large Cap Core Equity	Morgan Stanley UIF Emerging Markets Debt
Touchstone VST Moderate ETF	Morgan Stanley UIF Emerging Markets Equity

For more information regarding these Investment Options, including information relating to their investment objectives and policies, and the risks of investing, see Part 3 of this prospectus, as well as the underlying Portfolio prospectuses.  You can obtain a copy of the Portfolio prospectuses by contacting the Administrative Office.  You should read the Portfolio prospectuses carefully before investing.

Subject to required approvals by federal and state authorities, we reserve the right to add, close, eliminate or substitute the GLIA Investment Strategies, the Investment Options or the underlying Portfolios at any time.

Transfer and Allocation Restrictions

The following limitations apply to your allocations and transfers among the Investment Strategies and the GLIA Investment Options.

•                  Only one investment allocation may be in place at any time.  This allocation applies to all current and future contributions and automatic rebalancing.

•                  Transfers may only be accomplished by making an allocation change.

•                  You can change your allocation among the Investment Options within a GLIA Investment Strategy or you can move 100% of your investment from one GLIA Investment Strategy to another GLIA Investment Strategy.

•                  Your first allocation change is allowed 90 days after the Contract Date.  Each allocation change starts a 90-day waiting period before you can make another.

•                  We will automatically rebalance your Investment Options each contract quarter.  The reallocation resulting from automatic rebalancing does not trigger a 90-day waiting period.

•                  You cannot change your allocation between the Investment Options within GLIA Investment Strategy 3.  It is a fixed allocation.

Contribution Limits

•      Your initial contribution must be at least $25,000 but not more than $1,000,000 if you are 75 or younger ($500,000 if you are 76 or older), without our prior approval.

•      Each additional contribution must be at least $1,000.

•      You cannot make additional contributions after the older Annuitant’s 80th birthday or during the Guaranteed Payment Phase.

•      Your total contributions cannot be more than $1 million if you are 75 or younger ($500,000 if you are 76 or older), without our prior approval.

We reserve the right to refuse to accept additional contributions (on a nondiscriminatory basis) at any time to the extent permitted by law.

Withdrawal Protection for Required Minimum Distributions

If you have a tax-qualified annuity contract (such as an IRA), you may need to withdraw money from this annuity contract in order to satisfy IRS required minimum distributions (RMDs) after you turn 70½.

We will calculate the RMDs with respect to this annuity contract based on the prior calendar year-end fair market value of this annuity contract only.  We do not take into account your other assets or distributions in making this calculation.

Each contract year, you may take the greater of your LPA or your RMD from your GLIA Rider without causing a Nonguaranteed Withdrawal.  The RMD protected from being a Nonguaranteed Withdrawal is limited to the amount for this contract only.  In addition, timing of the withdrawals may be restricted.  We will notify you during the year of the amount you may take (Maximum Amount), and when you may take the Maximum Amount so you can satisfy your RMD obligations without inadvertently taking a Nonguaranteed Withdrawal.  If you take withdrawals that exceed your Maximum Amount or if you do not honor the timing restrictions, any withdrawals greater than LPA will be treated as Nonguaranteed Withdrawals.  See “Effect of Withdrawals” section, above.

You must take your first annual RMD in the calendar year you turn age 70½.  We reserve the right to make any changes we deem necessary to comply with the tax laws.  You should discuss these matters with your tax advisor prior to electing the GLIA Rider.

Guaranteed Payment Phase

The Guaranteed Payment Phase begins on the date the Account Value decreases to zero, but the Payment Base is more than zero.  During this phase, you will receive automatic payments each Contract Year equal to the LPA on the date of the first payment.

Once the Guaranteed Payment Phase begins, all other rights, benefits, values and charges under the contract, the GLIA Rider and any other Riders, will terminate, except those described in this section and in the “Termination” section below.  We will send you a written notice when the annuity contract enters the Guaranteed Payment Phase.

The payments will continue for your lifetime (or as long as either you or your spouse is alive if you elect the Spousal GLIA Rider).  The Guaranteed Payment Phase will end if the Rider terminates.  See “Cancellation and Termination of Rider” section below.

Contract Structure

While this Rider is in effect:

1.               You must be the Owner and primary Annuitant.  (You may be the beneficial owner through a custodial account.)

2.               Joint Owners are not allowed.

3.               Contingent Annuitants have no effect.

If the Spousal GLIA Rider is elected, in addition to numbers 1-3 above:

4.               You must name your spouse as the spousal Annuitant.

5.               You must name your spouse as the Owner’s Sole Beneficiary and the Annuitant’s Sole Beneficiary.

6.               We will only accept a legal spouse as defined under the federal Defense of Marriage Act (1 U.S.C. §7), which means one spouse of the opposite sex.  Where required by state law, the definition of spouse may be expanded to include a civil union partner or same sex spouse; however, the surviving partner of a civil union or same sex spouse is not afforded the benefits of a surviving spouse beneficiary under Tax Code section 72(s) and will incur a taxable event upon the death of his or her partner.

7.               If you and your spouse are more than 10 years apart in age, the Spousal GLIA Rider is probably not suitable for you.

Removal of Spousal Annuitant

You may remove a Spousal Annuitant as a party, but you cannot add or change a Spousal Annuitant. We will not reduce the Rider charge if you remove a spouse.  The Spousal Annuitant is automatically removed upon a divorce or other legal termination of your marriage.  Once the Spousal Annuitant is removed, lifetime withdrawals under the Spousal GLIA Rider are no longer guaranteed for the lives of both you and your spouse.  You must provide us with notice of the divorce or termination of marriage.  If a spouse is removed, you can name new Owner’s Beneficiaries and Annuitant’s Beneficiaries.

•                  If the Spousal Annuitant is removed, the Rider charge will not be reduced.

•                  If the Spousal Annuitant is removed before the LPA has been established, the LPA will be based on your age at the time of your first withdrawal on or after your Age 60 Contract Anniversary and any Bonus calculations that occur after your spouse is removed will be calculated using your age.

•                  If the Spousal Annuitant is removed after the LPA has been established, the LPA will not be recalculated and any Bonus will be calculated using the age of the younger of either you or your (now removed) spouse.

Cancellation and Termination of Rider

You may cancel the Rider after it has been in effect for five Contract Years.  After the fifth Contract Year, you will have a 45-day window following each Contract Anniversary to cancel your Rider.

This Rider will terminate automatically on the earliest of the following dates:

1.               The date you die (or survivor of you and your spouse dies if you elect the Spousal GLIA Rider);

2.               The date the Payment Base equals zero;

3.               The date a Nonguaranteed Withdrawal reduces the Account Value to zero;

4.               The date before the Age 60 Contract Anniversary that the Account Value equals zero;

5.               The date that you transfer ownership of the contract;

6.               The date you assign the contract or any benefits under the contract or Rider;

7.               The date a Death Benefit is elected under the contract;

8.               On the Maximum Retirement Date, unless you elect to receive your LPA under an Annuity Benefit;

9.               The date you elect an Annuity Benefit under the contract;

10.         The date you cancel this Rider;

11.         The date the contract ends.

Once cancelled or terminated, this Rider may not be reinstated.

Additional Restrictions

The following additional restrictions apply to your annuity contract if you elect the GLIA Rider:

•                  You (or the older of you and your spouse if you elect the Spousal GLIA Rider) must be between 50 and 80 years old on the date you elect the Rider.

•                  The Guaranteed Rate Options and Systematic Transfer Option are not available.

•                  Systematic Transfer Program is not available.

•                  Dollar Cost Averaging is not available.

•                  Choices Plus Required Minimum Distribution Program is not available.

•                  Systematic Contribution Program is not available.

•                  The Enhanced Earnings Benefit is not available.

The addition of the GLIA Rider to your annuity contract may not always be in your best interest.  For example: (i) if you are purchasing the GLIA to meet income needs, you should consider whether an immediate annuity is better suited to your situation; (ii) if you are primarily seeking long-term asset growth and do not plan to take withdrawals until more than ten years after you purchase the Rider, the benefit of the GLIA Rider may not justify its cost; (iii) if you do not expect to take withdrawals while this Rider is in effect, you do not need the GLIA rider because the benefit is accessed through withdrawals; or (iv) if you are likely to need to take withdrawals prior to the LPA being available or in an amount that is greater than the LPA, you should carefully evaluate whether the GLIA Rider is appropriate, due to the negative effect of Nonguaranteed Withdrawals on your Rider values.  You should consult with your tax and financial advisors and carefully consider your alternatives before deciding if the GLIA Rider is suitable for your needs.

We reserve the right to discontinue offering the GLIA Rider at any time, but this will not affect your GLIA Rider once it is issued.

Please see Appendix E for hypothetical examples that illustrate how the GLIA Rider works.

Guaranteed Minimum Withdrawal Benefit (GMWB) (available from May 1, 2007 to February 24, 2008)

The GMWB was an optional benefit Rider, which you might have purchased for an additional fee.  The GMWB Rider guarantees that you can withdraw a certain amount each Contract Year as long as the Rider is in effect and you limit your withdrawals to the amount available under the Rider.  If you withdraw more than the amount available under the Rider, your guaranteed values will usually decrease.  Once you purchase this Rider, you cannot voluntarily terminate or cancel it for 10 years.

Definitions

In addition to the definitions located in the Glossary at the beginning of this prospectus, we use the following terms to describe how the GMWB Rider works:

Annual Processing Date is the close of business on the day before a Contract Anniversary.  If the Annual Processing Date is not a Business Day, we will use the values from the next Business Day for all calculations occurring on the Annual Processing Date.  If a Withdrawal is taken on an Annual Processing Date, we will process the Withdrawal first.  Then we will deduct the Annual Administrative Charge, if applicable and the Rider fee.  See Part 4.  After deduction of the fees, we will apply a Bonus, if any, and then determine whether to Step-Up the Guaranteed Withdrawal Balance.

Bonus is an increase in the Guaranteed Withdrawal Balance on an Annual Processing Date during the Bonus period if you have taken no withdrawals during that Contract Year.

GMWB Investment Option Portfolios are the Portfolios available within the GMWB Investment Options.

Guaranteed Annual Withdrawal Amount (GAWA) is the amount we guarantee to be available for Withdrawal each Contract Year until the Guaranteed Withdrawal Balance is depleted.  The initial GAWA is set at 5% of the initial Guaranteed Withdrawal Balance.

Guaranteed Payment Phase begins when the Account Value of your contract is zero but either the Guaranteed Withdrawal Balance or the Lifetime Payout Amount is more than zero.

Guaranteed Withdrawal Balance (GWB) is the total amount we guarantee to be available for withdrawals while the Rider is in effect.  The initial GWB is equal to your initial contribution.  The maximum GWB permitted at any time is $5 million.

Lifetime Payout Amount (LPA) is the amount we guarantee to be available for withdrawal each Contract Year during the life of the primary Annuitant, once that amount is determined.  We determine the initial LPA on the Annual Processing Date prior to the Contract Anniversary on or after which the primary

Annuitant reaches age 65.  Once the primary Annuitant turns 65 anytime during the Contract Year, you must still wait until the next Annual Processing Date for the LPA to be calculated.  If the primary Annuitant is already age 65 when you purchase the Rider, the LPA is determined on the Contract Date.  The initial LPA is set at 5% of the GWB.

Reset is a reduction in the GWB, which may occur any time you withdraw more than your GAWA during a Contract Year.

Step-Up is an increase in the GWB to equal the Account Value if the Account Value is greater than the GWB on an Annual Processing Date.

Withdrawal, for purposes of the GMWB, means the amount withdrawn plus income taxes that we withhold from the amount withdrawn, but does not include any applicable withdrawal charge.  A withdrawal charge may still be deducted from your Account Value.  See “Withdrawal Charge” in Part 4 and the “Other Important Facts About Withdrawals” section below.

Overview of the GMWB Rider

If you elected the GMWB Rider, we will separately track two values: the Account Value under your contract and the GWB under your GMWB Rider.  Market performance, contributions and Withdrawals affect both values, but in different ways.

Market Performance

Your Account Value increases or decreases daily due to the performance of the GMWB Investment Option Portfolios you choose.  In contrast, the GWB is affected by market performance only when we apply a Step-Up or Reset.

•                  If the value of your GMWB Investment Option Portfolios increases due to market performance, your GWB may increase when we apply a Step-Up.

•                  If the value of your GMWB Investment Option Portfolios decreases due to market performance, your GWB may decrease if we apply a Reset.

Contributions and Withdrawals

Your contributions increase both your Account Value and your GWB dollar-for-dollar.  Withdrawals decrease your Account Value dollar-for-dollar.  However, the effect of Withdrawals on your GWB can be significantly greater than dollar-for-dollar depending on the amounts you withdraw in each Contract Year.  See the section below titled “Effect of Withdrawals and Reset.”

GMWB Fee

We charge a fee for the GMWB Rider of 0.60% on each Annual Processing Date while the GMWB is in effect.  The 0.60% fee is multiplied by the Adjusted GWB.  The Adjusted GWB is the GWB at the end of the prior Annual Processing Date, plus any additional contributions you made during the current Contract Year.  We will deduct the fee from your GMWB Investment Option Portfolios in the same proportion that the value of each of the Portfolios bears to the Account Value (pro-rata).  If the GMWB Rider terminates on any day other than an Annual Processing Date, we will charge a proportional share of the fee for the part of the Contract Year the Rider was in effect.  We do not deduct the fee during the Guaranteed Payment Phase.  This fee decreases your Account Value dollar-for-dollar, but does not decrease your GWB.

We reserve the right to increase the annual GMWB Rider fee up to 1.20%.  If we do increase the fee, we will give you prior written notice of the increase and an opportunity to reject the increase.  If you reject the increase by giving us written notice, your fee will remain at the then-current rate, but you will not receive any Step-Ups that would otherwise take place after the effective date of the Rider fee increase.  Your decision to reject an increase is permanent and once an increase is rejected, you will not receive additional Step-Ups.  If you do not reject the increase in writing, the annual fee for your GMWB Rider will increase and you will continue to receive Step-Ups under the terms of the Rider.  We may implement more than one Rider fee increase, up to the maximum annual fee of 1.20%.  Once you have rejected a fee increase, you will no longer be eligible to receive notice of or accept additional fee increases.

Reset and the Effect of Withdrawals on Your GWB and GAWA

Each time you make a Withdrawal, we decrease the GWB.  As long as your total Withdrawals in any Contract Year are less than or equal to the GAWA, we will simply decrease the GWB dollar-for-dollar.

However, once your total Withdrawals during a Contract Year are more than the GAWA, we will lower or “Reset” the GWB to equal the Account Value, if your Account Value is less than the GWB.  Then, each time you take an additional Withdrawal during that Contract Year, if your Account Value is less than the GWB immediately after each Withdrawal, we will again Reset the GWB to equal the Account Value.  This Reset can have a significant negative effect on your GWB and GAWA, especially in a declining market.

Each time we Reset the GWB, we also recalculate the GAWA.  The new GAWA will be the lesser of:

•                  the GAWA before the Withdrawal; or

•                  5% of the Account Value after the Withdrawal.

If you withdraw more than your GAWA in any Contract Year, you may reduce or eliminate your guaranteed values.

Effect of Withdrawals on Your LPA

After we determine the LPA, if you limit your Withdrawals in each Contract Year to the LPA, you may continue to receive the LPA even if your Account Value reduces to zero as long as the primary Annuitant is alive and the GMWB Rider is in effect.  See the section below titled “Guaranteed Payment Phase.”

However, once your total Withdrawals during a Contract Year are more than the LPA, we will recalculate the LPA.  The new LPA will be the lesser of:

•                  the LPA before the Withdrawal; or

•                  5% of the greater of

•                  the Account Value after the Withdrawal; or

•                  the new GWB

If you take any Withdrawals before we determine the LPA, the initial amount of the LPA may be less than the GAWA.  If you withdraw more than your LPA in any Contract Year, you may reduce or eliminate your guaranteed values.

Other Important Facts about Withdrawals:

•                  The GAWA and LPA are not cumulative.  If you withdraw less than the GAWA or LPA in any Contract Year, you cannot carry over or add the remaining GAWA or LPA to Withdrawals made in future years.

•                  If you withdraw more than your Free Withdrawal Amount (10% in any Contract Year) a withdrawal charge may apply, even if the Withdrawal amount is less than your GAWA or LPA.  A Withdrawal charge applies to each contribution for the first 7 years after you make that contribution.  See Part 4, section titled “Withdrawal Charge” and Part 5, section titled “Withdrawals.”  The withdrawal charge is deducted from your Account Value, but not from your GWB.

•                  Withdrawals will be taken pro-rata from your GMWB Investment Option Portfolios.  You cannot make a Withdrawal from specific Portfolios.

•                  If you take Withdrawals under our required minimum distribution program (see following “Required Minimum Distributions”), we will not Reset the GWB, or recalculate the GAWA and/or the LPA, even where a Withdrawal exceeds the GAWA and/or LPA for a Contract Year.

•                  The taxable portion of your Withdrawals is taxed as ordinary income.  You may be subject to a 10% tax penalty if you are under 59½ at the time of the Withdrawal.

Bonus

We will increase your GWB if you make no Withdrawals in a Contract Year during the GMWB Bonus period.  The GMWB Bonus period is the lesser of:

•                  the first 10 Contract Years; or

•                  each Contract Year up to and including the Contract Year in which the primary Annuitant reaches age 80.

The Bonus amount is 5% of the sum of all contributions minus 5% of the sum of all Withdrawals.  We calculate and apply the Bonus on the Annual Processing Date before any Step-Up that may be applied.

Each time we apply a Bonus to the GWB, we will recalculate the GAWA.  The new GAWA will be the greater of:

•                  the GAWA before the Bonus; or

•                  5% of the GWB after the Bonus.

Each time we apply a Bonus to the GWB after the LPA has been determined, we will recalculate the LPA.  The new LPA will be the greater of:

•                  the LPA before the Bonus; or

•                  5% of the GWB after the Bonus.

Step-Up

Your GWB may increase due to favorable market performance.  On each Annual Processing Date up to and including the 30th Annual Processing Date as long as the GMWB Rider is in effect, we will compare your Account Value to your GWB.  If your Account Value is greater than the GWB, we will increase or “step up” the GWB to equal the Account Value, up to the maximum GWB of $5 million.

Each time we apply a Step-Up, we will recalculate the GAWA.  The new GAWA will be the greater of:

•                  the GAWA before the Step-Up; or

•                  5% of the GWB after the Step-Up.

Each time we apply a Step-Up after the LPA has been determined, we will recalculate the LPA.  The new LPA will be the greater of:

•                  the LPA before the Step-Up; or

•                  5% of the GWB after the Step-Up.

Additional Contributions

Your GWB will increase dollar-for-dollar by the amount of any additional contribution, up to the maximum GWB of $5 million.

Each time you make an additional contribution, we will recalculate the GAWA.  The new GAWA will be the lesser of:

•                  the GAWA before the additional contribution, plus 5% of the additional contribution; or

•                  5% of the GWB after the additional contribution.

Each time you make an additional contribution after the LPA has been determined, we will recalculate the LPA.  The new LPA will be the lesser of:

•                  the LPA before the additional contribution, plus 5% of the additional contribution; or

•                  5% of the GWB after the additional contribution.

Contribution Limits

Additional contribution must be at least $1,000 and cannot be more than any amount that would cause the total additional contributions in that Contract Year to be greater than $100,000, or would cause the Account Value to exceed $5 million.

We reserve the right to refuse to accept additional contributions at any time after the first Contract Anniversary to the extent permitted in the state we issue your contract, and subject to the requirements of tax qualified retirement plans, including IRAs.  If we refuse to accept additional contributions, we will do so on a nondiscriminatory basis.  You cannot make additional contributions after the Annuitant’s 80th birthday or during the Guaranteed Payment Phase.

GMWB Investment Options

If you elect to purchase the GMWB Rider, you must invest 100% of your Account Value at all times in only one of the three GMWB Investment Options described below.

GMWB Investment Option 1 — You may invest 100% in the three GMWB Investment Option Portfolios listed below.  You may select one or more of the three Portfolios, as long as your allocations add up to 100% and do not exceed the percentage indicated for any particular Portfolio.

Touchstone VST Conservative ETF Portfolio	Touchstone VST Moderate ETF Portfolio	Touchstone VST Aggressive ETF Portfolio
0 – 100%	0 – 100%	0% - 50%

GMWB Investment Option 2 — You may invest 100% in the four GMWB Investment Option Portfolios listed below.  You may select one or more of the four Portfolios, as long as your allocations add up to 100%.

Fidelity VIP Freedom 2010 Portfolio	Fidelity VIP Freedom 2015 Portfolio	Fidelity VIP Freedom 2020 Portfolio	Fidelity VIP Freedom 2025 Portfolio

GMWB Investment Option 3 — You may invest 100% in the GMWB Investment Option Portfolios listed below.  You may select more than one Portfolio in each category and Portfolios in more than one category, but your total allocations must add up to 100% and your allocations in each category must stay within the specified range for that category.  You must allocate a minimum of 35% to the Fixed Income Portfolios.

Fixed Income Portfolios Category	Cash Equivalents Category
35% - 100%	0 – 10%
Fidelity VIP Investment Grade Bond, Service Class 2	Touchstone VST Money Market
Touchstone VST Core Bond

Core Equity Portfolios Category	Other Portfolios Category
0 – 65%	0 – 10%
Fidelity VIP Asset Manager, Service Class 2	DWS Small Cap Index VIP, Class B
Fidelity VIP Balanced, Service Class 2	Fidelity VIP Disciplined Small Cap, Service Class 2
Fidelity VIP Contrafund, Service Class 2	Fidelity VIP Growth, Service Class 2
Fidelity VIP Equity-Income, Service Class 2	Fidelity VIP High Income , Service Class 2
Fidelity VIP Index 500, Service Class 2	Fidelity VIP Mid Cap, Service Class 2
FTVIPT Franklin Growth and Income Securities, Class 2	Fidelity VIP Overseas, Service Class 2
FTVIPT Franklin Large Cap Growth Securities, Class 2	FTVIPT Franklin Income Securities, Class 2
FTVIPT Mutual Shares Securities, Class 2	FTVIPT Franklin Small Cap Value Securities, Class 2
FTVIPT Templeton Growth Securities, Class 2	Invesco Van Kampen V.I. Capital Growth, Series II
FTVIPT Templeton Foreign Securities, Class 2	Morgan Stanley UIF Emerging Markets Equity, Class II
Invesco Van Kampen V.I. Comstock, Series II	Morgan Stanley UIF U.S. Real Estate, Class II
Morgan Stanley UIF Emerging Markets Debt, Class II	Touchstone VST Baron Small Cap Growth
Touchstone VST Large Cap Core Equity	Touchstone VST Enhanced ETF
Touchstone VST Mid Cap Growth
Touchstone VST Third Avenue Value
Touchstone VST High Yield

For more information regarding these Portfolios, including information relating to their investment objectives and policies, and the risks of investing, see Part 3 of this prospectus, as well as the prospectuses for the applicable Portfolios.  You can obtain a copy of the Portfolio prospectuses by contacting the Administrative Office.  You should read the Portfolio prospectuses carefully before investing.

Subject to required approvals by federal and state authorities, we reserve the right to add, close, eliminate or substitute GMWB Investment Options or Portfolios at any time.

Transfer and Allocation Restrictions

The following special limitations apply to your allocations and transfers among the GMWB Investment Options and the GMWB Investment Option Portfolios.

•                  Only one investment allocation may be in place at any time.  This allocation applies to all current and future contributions and automatic rebalancing.

•                  No transfers are allowed.

•                  To change your investment allocation, you can change your allocation among the GMWB Investment Option Portfolios, or you can move 100% of your investment from one GMWB Investment Option to another GMWB Investment Option.

•                  Your first allocation change is allowed 90 days after the Contract Date, and no more than once every 90 days after that.  Each allocation change starts a 90-day waiting period before you can make another.

•                  We will automatically rebalance your GMWB Investment Option Portfolios each contract quarter.  The reallocation resulting from automatic rebalancing does not count against your allocation change allowed once every 90 days.

Required Minimum Distributions

If you have elected the GMWB Rider, we offer a special program to provide you the minimum distributions from your tax-qualified contracts (such as an IRA) as required by the Tax Code (RMD Program).  If you enroll in the RMD Program, follow its rules and only make Withdrawals through the program, those Withdrawals will reduce the Account Value and the GWB on a dollar-for-dollar basis, regardless of the size of the Withdrawal.  In other words, we will not Reset your GWB.

The required minimum distribution amount (RMDA) is calculated based on the prior calendar year-end fair market value of this contract only.  We do not take into account your other assets or distributions in making this calculation.  The RMDA is calculated and automatically distributed in monthly withdrawals each calendar year.  During the calendar year in which you enroll in the RMD Program, the entire RMDA for that calendar year will be paid in equal monthly payments.

The first yearly RMDA is taken in the calendar year you attain age 70½.  If you are 70½ or older in the calendar year that includes the Contract Date (the year of issue), you may enroll in the RMD Program the following calendar year, provided that you have taken your minimum distribution required by the Tax Code for the calendar year that includes the Contract Date.

To enroll in the RMD Program, you must not have taken any Withdrawals during the current Contract Year.  To remain in the RMD program, you may not make any Withdrawals from the contract other than through the RMD Program.  If you opt out of the RMD Program or make a Withdrawal other than through the RMD Program, you will be removed from the RMD Program and cannot be reinstated.  Thereafter, any Withdrawals will be treated as ordinary Withdrawals, subject to the terms of this Rider.  So even if you take Withdrawals for the purpose of meeting your RMD , if you are not enrolled in our RMD Program, you will not be protected against Reset.  See “Effect of Withdrawals and Reset,” above.

The RMD Program is not available during the Guaranteed Payment Phase.  We reserve the right to make any changes we deem necessary to comply with the Tax Code and related regulations.  You should discuss these matters with your tax advisor prior to electing the GMWB Rider.

Guaranteed Payment Phase

The Guaranteed Payment Phase begins on the date the Account Value decreases to zero, but either the GWB or LPA is more than zero.  During this phase, you will receive automatic payments.

Once the Guaranteed Payment Phase begins, all other rights, benefits, values and charges under the contract, the GMWB Rider and any other Riders, will terminate, except those described in this section and in the “Alternate Death Benefit” section below.  We will send you a written notice when the contract enters the Guaranteed Payment Phase.

During the Guaranteed Payment Phase, we will make annual payments on each Contract Anniversary.  The amount of the annual payment will be equal to the LPA on the date of the first annual payment, except that we will pay the GAWA as of the date of the first annual payment instead of the LPA if:

•                  the LPA is zero;

•                  the LPA has not yet been determined; or

•                  the GAWA is more than the LPA and you request the GAWA in writing.

If the LPA is paid, the payments will continue until the death of the primary Annuitant.  If the GAWA is paid, payments will reduce the GWB dollar-for-dollar and the payments will continue until the GWB decreases to zero.  However, in either case, the Guaranteed Payment Phase will end and payments will cease if the Rider terminates.  See “Termination of Rider” section below.

Alternate Death Benefit

If the primary Annuitant dies while this Rider is in effect, the Annuitant’s beneficiary may choose either:

•                  the Alternate Death Benefit under the GMWB Rider, which is the remaining GWB as determined on the Business Day we receive due proof of death and the beneficiary’s election in Good Order; or

•                  the Death Benefit otherwise payable under the contract.

If the Annuitant’s beneficiary chooses the Alternate Death Benefit, that amount will be paid out annually over a Payment Certain Period.  The Payment Certain Period will be a number of years that is equal to the lesser of:

•                  the GWB divided by the GAWA as of the Death Benefit Date; or

•                  the life expectancy (in whole years) of the Annuitant’s beneficiary.

The amount of the annual payment will be the GWB divided by the Payment Certain Period.  If the annual payment is less than $1,000 we will pay the GWB as a lump sum.  If the primary Annuitant’s death occurs during the Guaranteed Payment Phase, we will automatically pay this benefit to the Annuitant’s beneficiary.

If the Annuitant’s beneficiary dies before all payments have been made, the remaining payments will be paid to the person designated by the Annuitant’s beneficiary to receive payments, if any, and otherwise to the estate of the Annuitant’s beneficiary.

If the Annuitant’s beneficiary chooses the Alternate Death Benefit, all other rights, benefits, values and charges under the contract, this Rider, and all other Riders, will terminate.

Termination of Rider

Owner’s Death

This Rider will terminate on the date you, as owner, die unless:

•                  you are also the primary Annuitant; or

•                  your sole owner’s beneficiary is your spouse and he or she elects standard spousal continuation under the Tax Code instead of taking a distribution of the Surrender Value.

If you have a joint owner, the first of you or the joint owner to die triggers this termination.

Annuitant’s Death

This Rider will terminate on the date the primary Annuitant dies unless the Alternate Death Benefit is elected.

Other triggers for automatic termination of the Rider are any one of the following:

•                  the Account Value, the GWB and the LPA all equal zero;

•                  the Guaranteed Payment Phase ends;

•                  you transfer ownership of the contract;

•                  you assign the contract;

•                  a Death Benefit is calculated under the contract;

•                  the last Alternate Death Benefit payment is made under this Rider;

•                  you elect an Annuity Benefit under the contract;

•                  you request termination of this Rider after the 10th Contract Anniversary; or

•                  the contract terminates.

On the first Contract Anniversary in the Guaranteed Payment Phase, or under the Alternate Death Benefit, if the amount of the annual payment would be less than $1,000 we will pay the GWB in a lump sum and this Rider will terminate.

Once terminated, this Rider may not be reinstated.

Additional Restrictions

The following additional restrictions apply to your contract if you elect the GMWB Rider:

•                  You cannot cancel the GMWB Rider for 10 Contract Years.

•                  Dollar Cost Averaging is not available.

•                  Systematic contributions are not available.

•                  Contingent Annuitants are allowed on contracts with the GMWB; however, while the Rider is in effect, the primary Annuitant will be the only measuring life with respect to the Rider and the contract.  If you name a contingent Annuitant, it will have no effect on the benefits available under the GMWB Rider or the contract, as long as this Rider is in effect.

The addition of the GMWB Rider to your contract may not always be in your interest.  You should consult with your tax and financial advisors and carefully consider your alternatives before deciding if the GMWB Rider is suitable for your needs.  Keep in mind the following:

•                  An additional fee is imposed annually for this benefit.

•                  Your Investment Options are limited to the GMWB Investment Option Portfolios.

•                  The GMWB Investment Option Portfolios are available, in addition to other Portfolios, without the Rider and the associated guarantees and fees.

•                  Withdrawals in excess of the limits described above may reduce or eliminate your guaranteed values.

•                  The GMWB Rider terminates and provides no guaranteed withdrawal benefits once you begin receiving Annuity Benefits as described in Part 5, Terms of Your Variable Annuity, in the section titled “Annuity Benefits.”

Guaranteed Return Plus Rider (available from June 26, 2006 to November 24, 2008)

The Guaranteed Return Plus, which is a guaranteed minimum accumulation benefit, was an optional benefit Rider that you might have purchased for an additional fee.  The Guaranteed Return Plus Rider guarantees the future value of amounts contributed to a Guaranteed Return Plus Investment Option for a specified period.

Overview of the Benefit and Investment Options

We offered a ten-year accumulation period in three Investment Options, designated as “Guaranteed Return Plus Investment Options.”  You could have selected only one of the three Guaranteed Return Plus Investment Options.  Your guaranteed minimum value for each contribution to a Guaranteed Return Plus Investment Option is shown in the table below:

Guaranteed Return Plus Investment Option	Guaranteed Minimum Value at the End of 10 Years
Touchstone VST Conservative ETF Fund	125%
Touchstone VST Moderate ETF Fund	115%
Touchstone VST Aggressive ETF Fund	100%

We guarantee that the minimum value of each contribution to your Guaranteed Return Plus Investment Option, at the end of its ten-year period, will be at least the percentage of the contribution amount indicated in the table above, adjusted for partial withdrawals and charges.

At the end of the ten-year period:

•                  If the accumulated value of a contribution to your Guaranteed Return Plus Investment Option is greater than the guaranteed minimum value due to market performance, your Account Value will remain at the accumulated value.

•                  If the accumulated value of a contribution to your Guaranteed Return Plus Investment Option is less than the guaranteed minimum value due to market performance, we will increase the accumulated value of that contribution to equal the guaranteed minimum value.

Guaranteed Return Plus Investment Options are not included in the Customized Asset Rebalancing Program.

Rider Charge

We will assess the cost of the Guaranteed Return Plus Rider by deducting an additional daily charge equal to an annual effective rate of 0.60% from the amount invested in your Guaranteed Return Plus Investment Option.

Contribution Limits

You may make additional contributions of at least $1,000, which may only be invested in the same Guaranteed Return Plus Investment Option you originally selected.  You may not make additional contributions if the ten-year period would end on or after the Maximum Retirement Date.  We may revise the minimum contribution amounts and limit the maximum total contribution you may make to your Guaranteed Return Plus Investment Option.  You may not transfer money into a Guaranteed Return Plus Investment Option from any other Investment, including the STO.

Withdrawals and Transfers

In years 1-7 of the period for each contribution, you may:

•                  withdraw some or all of your contribution to the Guaranteed Return Plus Investment Option; or

•                  surrender your contract entirely.

In either case, a withdrawal charge will apply.  See Part 4.

In years 8-10 of the accumulation period for each contribution, you may:

•                  withdraw some or all of your contribution to a Guaranteed Return Plus Investment Option;

•                  surrender your contract entirely; or

•                  transfer funds from the Guaranteed Return Plus Investment Options to other available Investment Options.

Partial withdrawals at any time before the end of the ten-year period will reduce the guaranteed minimum value of your Guaranteed Return Plus Investment Option on a proportional basis.  For example:

•                  You contribute $100,000 to the Touchstone VST Moderate ETF Fund, which has a guaranteed minimum value of $115,000 at the end of the ten-year period.

•                  In year 8, the accumulated value of the contribution is $90,000 and you request a $10,000 withdrawal.

•                  The withdrawal reduces the accumulated value by 11.11% ($10,000/$90,000)

•                  Therefore the guaranteed minimum value of $115,000 is also reduced by 11.11%, which is $12,777.

Because the guaranteed minimum value in this example is greater than the accumulated value, the guaranteed minimum value is decrease by a larger dollar amount than the partial withdrawal amount.  If the guaranteed minimum value was less than the accumulated value at the time of the withdrawal, the guaranteed minimum value would be decreased by a smaller dollar amount than the partial withdrawal amount.

If you withdraw (or transfer in years 8-10) all of a contribution to your Guaranteed Return Plus Investment Option before the end of a ten-year period for that contribution (or surrender your contract entirely), the value of that contribution will be its current accumulated value with no guaranteed minimum value, reduced by prior partial withdrawals, withdrawal charges and costs.  In addition, if the Annuitant dies and a Death Benefit is calculated, the value of a contribution to a Guaranteed Return Plus Investment Option will be its current accumulated value with no guaranteed minimum value.

At the end of a 10-year period for each contribution, you may transfer that amount to any Investment Option then available.  We will notify you at least 45 days before the end of the ten-year period for each contribution to your Guaranteed Return Plus Investment Option.  If we do not receive your instructions prior to the end of the ten-year period, the amount will be transferred to the Touchstone VST ETF Fund that corresponds to your Guaranteed Return Plus Investment Option, without the Guaranteed Return Plus benefit or the fee.

Partial Withdrawals from your Account Value taken pro-rata among your Investment Options will include your Guaranteed Return Plus Investment Options and will reduce the guaranteed minimum value associated with your contribution to the Guaranteed Return Plus Investment Option on a proportional basis.  You may request that your withdrawal not be taken from your Guaranteed Return Plus Investment Option.

Withdrawals from your Guaranteed Return Plus Investment Option will be taken first from the earliest contribution you made to your Guaranteed Return Plus Investment Option, then from the next oldest contribution and so on (first-in-first-out); any gain comes out only after an amount equal to your contributions is withdrawn.  We reserve the right to require a minimum balance in the Guaranteed Return Plus Investment Option.

The Guaranteed Return Plus Rider will terminate on the earliest of the following:

•                  the owner’s beneficiary succeeds as the owner of the contract, unless the owner’s beneficiary is the owner’s spouse and elects to standard spousal continuation under the Tax Code in lieu of taking a distribution of the Surrender Value;

•                  a Death Benefit is calculated under the contract;

•                  you transfer ownership of the contract;

•                  you elect an Annuity Benefit under the contract;

•                  the contract terminates.

Enhanced Earnings Benefit Rider

The EEB is an optional benefit Rider, which you may purchase for an additional fee.  The EEB Rider provides an enhancement of the standard Death Benefit under the contract, specifically  a percentage of the gain in the contract is paid in addition to the standard Death Benefit.  If there is a gain in the contract when we calculate the Death Benefit, we will pay an amount equal to a portion of the gain as an additional Death Benefit.  The EEB Rider is not available on contracts issued in Washington.

Gain is calculated by taking your Account Value on the Business Day we receive due proof of death and the beneficiaries election in Good Order, minus contributions adjusted for partial withdrawals.  If the resulting value is less than zero, then gain will be set equal to zero for purposes of this Death Benefit calculation.

The cost of the EEB and the percentage of gain paid depend on the Annuitant’s age on the Contract Date.  We will assess the cost of the EEB at the end of each calendar quarter by multiplying your Account Value by the annual effective rate as indicated in the chart below and dividing by 4.

Annuitant Age on the Contract Date	Benefit Paid	Charge at Annual Effective Rate (fees are assessed quarterly)
59 or less	40% of Gain	0.20%
60-69	40% of Gain	0.40%
70-79	25% of Gain	0.50%
80 or more	Not Available	Not Available

The maximum available benefit is 150% of your contributions less 150% of your withdrawals (including any withdrawal charges).  Contributions received in the first seven Contract Years will be included for purposes of calculating the maximum benefit.  Contributions received after the seventh Contract Anniversary will not be included in calculating the maximum benefit until they have been in the contract for six months.

If there is no gain or if a Death Benefit (which is paid on the death of the Annuitant) is not paid, the EEB will provide no benefit.  Contributions received from exchanged contracts shall be treated as contributions for purposes of the EEB and determination of the percentage of gain paid.  Any gain in the exchanged contract will not be carried over to the new contract for purposes of calculating the EEB.  It will be carried over for purposes of income tax or exclusion allowance calculations.

Please see Appendix E for hypothetical examples that illustrate how the EEB Rider works.

The EEB automatically terminates if you surrender the contract or elect an Annuity Benefit.

Based on our current interpretation of the tax law, the additional benefit provided by the EEB will be treated as earnings under the contract and taxed as income upon distribution.  You should consult your tax advisor and your investment professional to determine if the EEB is suitable for your needs.

A special note if you are purchasing this annuity for use as an IRA:  If you are purchasing this contract as an IRA and are electing the EEB there is no assurance that the contract will meet the qualification requirements for an IRA.  You should carefully consider selecting the EEB if this contract is an IRA.  Consult your tax or legal advisor if you are considering using the EEB with an IRA.  The contract owner bears the risk of any adverse tax consequences.

Part 7 - Voting Rights

How Portfolio Shares Are Voted

Integrity is the legal owner of the shares of the Portfolios held by the Separate Account and, as such, has the right to vote on certain matters.  Among other things, we may vote to elect a Portfolio’s Board of Directors, to ratify the selection of independent auditors for a Portfolio, and on any other matters described in a Portfolio’s current prospectus or requiring a vote by shareholders under the 1940 Act.

Whenever a shareholder vote is taken, we give you the opportunity to tell us how to vote the number of shares purchased as a result of contributions to your contract.  We will send you Portfolio proxy materials and a form for giving us voting instructions.

If we do not receive instructions in time from all owners, we will vote shares in a Portfolio for which we have not received instructions in the same proportion as we vote shares for which we have received instructions.  As a result of this proportional voting, the vote of a small number of contract owners may determine the outcome of a proposal.  Under eligible deferred compensation plans and certain qualified plans, your voting instructions must be sent to us indirectly, through your employer, but we are not responsible for any failure by your employer to ask for your instructions or to tell us what your instructions are.  We will vote any Portfolio shares that we are entitled to vote directly, because of amounts we have accumulated in our Separate Account, in the same proportion that other owners vote.  If the federal securities laws or regulations or interpretations of them change so that we are permitted to vote shares of the Portfolios in our own right or to restrict owner voting, we may do so.

If shares of the Portfolios are sold to separate accounts of other insurance companies, the shares voted by those companies in accordance with instructions received from their contract holders will dilute the effect of voting instructions received by us from our owners.

How We Determine Your Voting Shares

You vote only on matters concerning the Portfolios which correspond to the Variable Account Options in which your contributions are invested on the record date set by the Portfolio’s Board of Directors.  We determine the number of Portfolio shares in each Variable Account Option under your contract by dividing the amount of your Account Value allocated to that Variable Account Option by the net asset value of one share of the corresponding Portfolio as of the record date set by a Portfolio’s Board for its shareholders’ meeting.  We count fractional shares.  The record date for this purpose cannot be more than 60 days before the shareholders’ meeting.  All Portfolio shares are entitled to one vote; fractional shares have fractional votes.

Part 8 - Tax Aspects of the Contract

Introduction

The effect of federal income taxes on your annuity contract values, withdrawals and Annuity Benefit payments under your Annuity Benefits varies depending on many factors including:

•                  our tax status

•                  the tax status of the contract

•                  the type of retirement plan, if any, for which the contract is purchased

•                  the tax and employment status of the persons receiving payments

The following discussion of the federal income tax treatment of an annuity contract is not designed to cover all situations and is not intended to be tax advice.  It is based upon our understanding of the present federal income tax laws as currently interpreted by the Internal Revenue Service (IRS) and various courts.  The IRS or the courts may change their views on the treatment of these contracts.  Future legislation may have a negative effect on annuity contracts.  Also, we have not attempted to consider the effect of any applicable state or other tax laws.

Tax laws are complex and they differ depending on whether you own a Qualified or Nonqualified Annuity.  It is important to remember that tax results vary depending on your particular circumstances.  If you are considering buying an annuity contract, making a withdrawal from an annuity contract or selecting an Annuity Benefit, you should consult a qualified tax advisor about your individual situation.  Integrity does not provide tax advice or guarantee the federal, state, or local tax status of any contract or any tax treatment of any transaction involving its contracts.

Your Contract is an Annuity

•                  You can purchase a Nonqualified Annuity with after-tax dollars.  Taxes on earnings under the Nonqualified Annuity are generally deferred until you make a withdrawal.

•                  You can purchase a Qualified Annuity with after-tax dollars to fund a Roth IRA.  The earnings under a Roth IRA are generally fully excluded from taxable income at distribution, subject to certain rules and limitations.

•                  You can purchase a Qualified Annuity with pre-tax dollars, such as a traditional IRA, or you can contribute pre-tax dollars to an annuity used to fund a qualified retirement plan, such as a 401(k) plan.  Withdrawals from these annuity contracts are generally fully taxable as ordinary income.

This prospectus discusses the basic federal tax rules that apply to Nonqualified Annuities and touches on a few of the special tax rules that apply to Qualified Annuities.

Taxation of Annuities Generally

Section 72 of the Tax Code governs the taxation of annuities.  In general, contributions you put into a Nonqualified Annuity (your “basis” or “investment in the contract”) will not be taxed when you receive those amounts back in a distribution.  You are not generally taxed on the annuity’s earnings until some form of withdrawal or distribution is made under the contract.  However, under certain circumstances, the increase in value may be subject to current federal income tax.  For example, corporations, partnerships, and other non-human owners cannot defer tax on the annuity’s earnings unless an exception applies.  In addition, if an owner transfers an annuity as a gift to someone other than a spouse(15) (or to a former spouse under a court order), all increases in its value are taxed at the time of transfer.  The assignment or pledge of any portion of the value of an annuity contract will be treated as a distribution of that portion.

You can take withdrawals from your contract or you can elect an Annuity Benefit.  For a Nonqualified Annuity, the tax implications are different for each type of distribution:

•                  Withdrawals from a contract before Annuity Benefit payments begin are treated as taxable income to the extent of any gain in the contract.  Withdrawals after all the gain is withdrawn represent your investment in the annuity and are not taxable.  Generally, your investment in the contract equals the contributions you make minus any amounts previously withdrawn that were not treated as taxable income.  Special rules may apply if the contract includes contributions made prior to August 14, 1982 that were transferred to the contract as a tax free exchange.

•        If you elect an Annuity Benefit, part of each payment will be the tax-free return of your investment in the contract, based on a ratio of your investment to the your expected return under the contract (exclusion ratio).  The rest of each payment will be taxed as ordinary income.  That means that part of each annuity payment is tax-free and part is taxable.  When all of these tax-free portions add up to your investment in the contract, all remaining payments are taxed as ordinary income.  If the annuity payments end before the total investment is recovered, a deduction for the remaining basis will generally be allowed on the owner’s final federal income tax return.

We may be required to withhold federal income taxes on all distributions unless the eligible recipients elect not to have any amounts withheld and properly notify us of that election.

You may be subject to a tax penalty of 10% on the taxable portion of a distribution from either a Qualified or Nonqualified Annuity unless one of the following conditions apply:

•                you are 59½ or older

•                payment is a result of the owner’s death

•                payment is a result of the owner becoming disabled within the meaning of Tax Code section 72(m)(7)

(15)  Under current federal law, spouse means opposite-sex spouse only.

•                payment is part of a series of substantially equal periodic payments paid at least annually, where the amount is determined by the life expectancy of the owner or joint life expectancy of the owner and a beneficiary payment is under a qualified funding asset as defined in Section 130(d) of the Tax Code

•                payment is under certain types of qualified plans held by the employer until the employee separates from service

•                payment is under an immediate annuity as defined in Tax Code Section 72(u)(4) (Nonqualified Annuities only)

•                payment is for the purchase of a first home (distribution up to $10,000) (IRA only)

•                payment is for certain higher education expenses (IRA only)

•                payment is for certain deductible medical expenses (IRA only)

•                you have received unemployment compensation under a federal or state program for at least 12 consecutive weeks and the distributions do not exceed the amount paid for health insurance coverage for yourself, your spouse and your dependents (IRA only).

The IRS will treat all annuity contracts issued by us or our affiliates to one owner during any calendar year as a single contract in measuring the taxable income that results from surrenders and withdrawals under any one of the contracts.

Tax Treatment of Living Benefits

If you elected a GLIA Rider, withdrawals of your Lifetime Payout Amount (LPA) are taxable as income to the extent that the Account Value exceeds your investment in the contract.  Once you have withdrawn all of the gain and then recover the entire investment in your annuity contract, if additional payments are made under the GLIA Rider, those payments are taxable.

Tax-Favored Retirement Programs

An owner can use this annuity with certain types of qualified retirement plans that receive favorable tax treatment under the Tax Code.  Numerous tax rules apply to the participants in qualified retirement plans and to the contracts used in connection with those plans.  These tax rules vary according to the type of plan and the terms and conditions of the plan itself, regardless of the terms and conditions of the contract.  Special rules also apply to the time at which distributions must begin and the form in which the distributions must be paid.  Also, we do not offer loans through our annuity contracts even if the qualified plan allows for them.

Annuities in Qualified Plans

IRAs and qualified retirement plans, such as 401(k) plans, provide you with tax-deferred growth and other tax advantages.  If you are investing in a variable annuity through a qualified retirement plan (such as a 401(k) or IRA), you will get no additional tax advantage from the variable annuity.  Under these circumstances, consider buying a variable annuity only if it makes sense because of the annuity’s other features, such as the Death Benefit, Annuity Benefit or optional Riders.

Required Minimum Distributions (RMDs)

If you have a Qualified Annuity (other than a Roth IRA), you may need to withdraw money from this annuity contract in order to satisfy the RMDs required by the Tax Code after you turn 70½.  We will calculate the RMDs with respect to this annuity contract based on the prior calendar year-end fair market value of this annuity contract only.  We do not take into account your other assets or distributions in making this calculation.  You should discuss these matters with your tax advisor.

If your contract provides an additional benefit, such as an enhanced death benefit or if you have elected the optional GLIA Rider, the fair market value of your contract may increase by the actuarial present value of those benefits.  Therefore, the amount of the RMD you must take may increase.

Failure to comply with the RMD rules applicable to qualified contracts may result in the imposition of an excise tax.  This excise tax generally equals 50% of the amount by which an RMD exceeds the actual distribution from the contract.

Roth IRAs do not require distributions at any time prior to the owner’s death.

Inherited IRAs

The death benefit paid under this contract may be extended as an inherited IRA.  This occurs if, after the death of the owner of an IRA, the owner’s beneficiary directs that the death proceeds be titled as an inherited IRA.  The owner’s beneficiary on the original IRA contract will become the inherited IRA owner and may name his or her own beneficiary in the event of death.

The inherited IRA owner may invest in the Investment Options available under the current version of the contract.  Fees and charges will continue to apply and no additional contribution can be made.  The inherited IRA owner must take RMDs beginning on or before December 31 of the calendar year after the original owner’s death.  If the beneficiary is a spouse and has elected this option, distributions may begin at the end of the calendar year in which the owner would have reached age 70½, if later.

Exchanges and Transfers

In some circumstances, you may move money tax-free from one annuity to another.  Money can be moved from one Nonqualified Annuity to another under section 1035 of the Tax Code.  This is usually called a “1035 exchange.”  Money can be moved from an IRA or from other qualified plan, such as a 401(k) plan or 403(b) tax sheltered annuity, to another IRA.  This may be done by means of a rollover or a trustee-to-trustee transfer.

Money invested in this annuity contract is not available for exchange under section 1035 of the Tax Code or for a trustee-to-trustee transfer as long as it is subject to a withdrawal charge.  You cannot use your Free Withdrawal Amount as an exchange under section 1035 of the Tax Code or for a trustee-to-trustee transfer.

You cannot roll over from a SIMPLE IRA during the first two years of participation in the SIMPLE IRA and you cannot roll over after-tax contributions that are included in the other plans.

Tax laws are complex and your individual situation is unique.  You should always consult a tax advisor before you move or attempt to move assets from one annuity to another annuity, contract or plan.

Federal and State Income Tax Withholding

We are required to withhold federal income taxes on all distributions from your annuity contract. If you are eligible, you may elect not to have any amounts withheld if you provide notice to us in Good Order.  Also, certain states have indicated that we must apply withholding to payments made to their residents.  Generally, an election out of federal withholding will also be considered an election out of state withholding.

Impact of Taxes on the Company

We may charge the Separate Account for taxes.  We can also set up reserves for taxes.

Transfers Among Investment Options

There will not be any current tax liability if you transfer any part of the Account Value among the Investment Options in your contract.

Part 9 — Additional Information

Systematic Withdrawal Program

We offer a program that allows you to pre-authorize periodic withdrawals from your contract prior to your Retirement Date.  You can choose to have withdrawals made monthly, quarterly, semi-annually or annually and can specify the day of the month (other than the 29th, 30th or 31st) on which the withdrawal is to be made.  If you do not select how often you want to receive withdrawals, we will make them on a monthly basis.  You may specify a dollar amount or an annual percentage to be withdrawn, such as the Free Withdrawal Amount.  The minimum Systematic Withdrawal is $100.  If you do not have enough Account Value to make the withdrawal you have specified, no withdrawal will be made and your enrollment in the program will end.  You may specify an account for direct deposit of your Systematic Withdrawals.  Direct deposit is required for monthly withdrawals.  Withdrawals under this program are subject to withdrawal charges, if any (see Part 4, section titled “Withdrawal Charge”) and to income tax and a 10% tax penalty if you are under age 59½ (see Part 8.)

To enroll in our Systematic Withdrawal Program, send the appropriate form to our Administrative Office.  You may terminate your participation in the program upon prior written notice.  We may terminate or change the Systematic Withdrawal Program at any time.

Income Plus Withdrawal Program

We offer an Income Plus Withdrawal Program that allows you to pre-authorize substantially equal periodic withdrawals, based on your life expectancy as defined by the Tax Code, from your contract anytime before you reach age 59½.  You will not have to pay a tax penalty for these withdrawals, but they will be subject to ordinary income tax.  See Part 8.  Once you begin receiving your withdrawals under this program, you should not change or stop the withdrawals until the later of:

•                       the date you reach age 59½; and

•                       five years from the date of the first withdrawal under the program.

If you change or stop the withdrawals or take an additional withdrawal, you may have to pay a 10% penalty tax that would have been due on all prior withdrawals made under the Income Plus Withdrawal Program before you reached the date described above, plus interest.

You can choose the Income Plus Withdrawal Program any time before you reach age 59½.  You may choose to have withdrawals made monthly, quarterly, semi-annually or annually and may specify the day of the month (other than the 29th, 30th or 31st) on which the withdrawal is made.  You may specify an account for direct deposit of your withdrawals.  Direct deposit is required for monthly withdrawals.  We will calculate the amount of the withdrawal, subject to a $100 minimum.  We are not responsible for any tax or other liability you may incur if our good faith calculations are not correct.  You should consult with your tax advisor to ensure these withdrawals are appropriate to your situation.

If on any withdrawal date you do not have enough Account Value to make the withdrawals you specified, no withdrawal will be made and your enrollment in the program will end.

To enroll in our Income Plus Withdrawal Program, send the appropriate form to our Administrative Office.  You may end your participation in the program upon prior written notice. We may terminate or change the Income Plus Withdrawal Program at any time.  This program is not available in connection with the Systematic Withdrawal Program.  Withdrawals under this program are subject to withdrawal charges, if any.  See Part 4, section titled “Withdrawal Charge”.

This program is not available with the GLIA Rider or GMWB Rider. See Part 6.

Choices Plus Required Minimum Distribution (RMD) Program

We offer a Choices Plus RMD Program that allows you to pre-authorize withdrawals from your Qualified

Annuity contract (such as a traditional IRA) after you attain age 70½.  The Tax Code requires that you take minimum distributions from most Qualified Annuity contracts beginning on or before April 1st of the calendar year following the calendar year in which you turn 70½ years old.  These withdrawals are subject to ordinary income tax.  See Part 8.

You can choose the Choices Plus RMD Program at any time if you are age 70½ or older, by sending the election form to our Administrative Office.  You can choose to have withdrawals made monthly, quarterly, semi-annually, or annually and can specify the day of the month (other than the 29th, 30th, or 31st) on which the withdrawal is made.  You may specify an account for direct deposit of your withdrawals.  Direct deposit is required for monthly withdrawals.  We will calculate the amount of the withdrawals using current IRS guidance.  We are not responsible for any tax or other liability you may incur if our good faith calculations are not correct.  You should consult with your tax advisor to ensure these withdrawals are appropriate to your situation.

Withdrawals of Account Value that are made as part of the Choices Plus program are not subject to withdrawal charges or MVAs, as long as you do not take additional withdrawals that would exceed your Free Withdrawal Amount when combined with the RMD amount.  You may end your participation in the program upon prior written notice.  We may terminate or change the Choices Plus RMD Program at any time.

This program is not available with the GLIA Rider or GMWB Rider.  See Part 6.

Dollar Cost Averaging Program

Dollar cost averaging refers to the practice of investing the same amount in the same Variable Account Option at regular intervals (such as once a month), regardless of market conditions.  Thus, you automatically buy more Units when the price is low and fewer when the price is high.  Over time, you may reduce the risk of buying Units when their cost is highest.  Dollar cost averaging does not assure a profit and does not protect against investment losses.

We offer a Dollar Cost Averaging Program under which we transfer contributions that you have allocated to the Touchstone VST Money Market Fund, to one or more other Variable Account Options on a monthly, quarterly, semi-annual or annual basis.  You must tell us how much you want transferred into each Variable Account Option.  The minimum transfer to each Variable Account Option is $250.  We will not charge a transfer charge under our Dollar Cost Averaging Program, and these transfers will not count toward the 12 free transfers you may make in a Contract Year.

To enroll in our Dollar Cost Averaging Program, send the appropriate form to our Administrative Office.  You may terminate your participation in the program upon prior written notice.  We may terminate or change the Dollar Cost Averaging Program at any time.  If you do not have enough Account Value in the Touchstone VST Money Market Fund to transfer to each Variable Account Option specified, no transfer will be made and your enrollment in the program will end.

This program is not available in connection with the GLIA Rider, GMWB Rider or Guaranteed Return Plus Rider.  See Part 6.

Systematic Transfer Program

We also offer a Systematic Transfer Program where we accept new contributions into a Systematic Transfer Option (STO), which is a Fixed Account, and make transfers out of the STO to one or more other Variable Account Options on a monthly or quarterly basis.  We will transfer your STO contributions in approximately equal installments of at least $1,000 over either a six-month or a one-year period, depending on the option you select.  If you do not have enough Account Value in the STO to transfer to each Variable Account Option specified, a final transfer will be made on a pro rata basis and your enrollment in the program will end.  All interest accrued and any Account Value remaining in the STO at the end of the period during which transfers are scheduled to be made will be transferred at the end of that period on a pro rata basis to the Variable Account Options you chose for this program.  You cannot transfer Account Value into the STO.

We will not charge a transfer charge under our Systematic Transfer Program, and these transfers will not count toward the 12 free transfers you may make in a Contract Year.  See Part 4, section titled “Transfer Charge.”

To enroll in our Systematic Transfer Program, send the appropriate form to our Administrative Office.  We can end the Systematic Transfer Program in whole or in part, or restrict contributions to the program.  This program may not be currently available in some states.

This program is not available with the GLIA Rider, GMWB Rider or Guaranteed Return Plus Rider. See Part 6.

Customized Asset Rebalancing Program

Asset rebalancing allows you to maintain a diversified investment mix that is appropriate for your goals and risk tolerance.  Because your different Investment Options will experience different gains and losses at different times, your asset allocation may shift from your preferred mix.  Asset rebalancing periodically resets your investments to your original allocations, ensuring that your asset mix stays in line with your investment strategy.

We offer a Customized Asset Rebalancing Program that allows you to establish a rebalancing allocation and determine how often the Account Value in your currently available Variable Account Options will rebalance to that allocation.  You can choose to rebalance monthly, quarterly, semi-annually or annually.

The Account Value in the currently available Variable Account Options will automatically be rebalanced back to your rebalancing allocation percentages by selling all existing Units subject to rebalancing and repurchasing Units according to your rebalancing allocation.  You will receive a confirmation notice after each rebalancing.  Variable Account Options that are closed to new purchases, and Fixed Accounts, are not included in the Customized Asset Rebalancing Program.

A transfer request or a reallocation of your Account Value does not change your rebalancing allocation.  You must provide specific instructions if you wish to change your rebalancing allocations.  We do not charge a transfer charge for transfers under our Customized Asset Rebalancing Program, and the transfers do not count toward your 12 free transfers.  See Part 4, section titled “Transfer Charge.”

To enroll in our Customized Asset Rebalancing Program, send the appropriate form to our Administrative Office.  Other allocation programs, such as Dollar Cost Averaging, may not work with the Customized Asset Rebalancing Program.  You should, therefore, monitor your use of other programs, as well as transfers and withdrawals, while the Customized Asset Rebalancing Program is in effect.  You may terminate your participation in the program upon prior written notice, and we may end or change the Customized Asset Rebalancing Program at any time.  We recommend you consult with your financial professional when establishing your investment portfolio.

This program is not available with the GLIA Rider, GMWB Rider or Guaranteed Return Plus Rider.  See Part 6.

Systematic Contributions Program

We offer a program for systematic contributions that allows you to pre-authorize monthly, quarterly, or semi-annual withdrawals from your checking account to make your contributions to your annuity contract.  To enroll in this program, send the appropriate form to our Administrative Office.  You or we may end your participation in the program with 30 days’ prior written notice.  We may end your participation if your bank declines to make any payment.  The minimum amount for systematic contributions is $100 per month.

Contributions to the GLIA Investment Options, GMWB Investment Options or Guaranteed Return Plus Investment Options may not be made via the Systematic Contribution Program.  See Part 6.

Legal Proceedings

Integrity is a party to litigation and arbitration proceedings in the ordinary course of its business.  None of these matters is expected to have a material adverse effect on Integrity.

If you would like to receive a copy of the Statement of Additional Information, please write:

Administrative Office

Integrity Life Insurance Company

P.O. Box 5720

Cincinnati, OH  45201-5720

ATTN: Request for SAI of  Integrity Pinnacle (before April 30, 1998), Pinnacle III (May 1, 1998 to July 16, 2001; only version sold in Oregon), Pinnacle IV (July 16, 2001 to April 30, 2007), Pinnacle V (May 1, 2007 to December 31, 2011) dated December 31, 2011.

Appendix A

Financial Information for Separate Account I of Integrity (Pinnacle V)

For the Variable Account Options we currently offer, the table below shows the following data for Pinnacle V contracts with a mortality and expense risk charge of 1.55% issued after May 1, 2007: Unit Value at inception; the number of Units outstanding at December 31 of each year since inception; and the Unit Value at the beginning and end of each period since inception.

	2010	2009	2008	2007	2006	Inception Date and Value
BlackRock Capital Appreciation V.I. Fund. Class III (1439)
Unit value at beginning of period	—	—	—	—	—	$10.00
Unit value at end of period
Units outstanding at end of period						4-29-11

BlackRock Global Allocation V.I. Fund, Class III (1438)
Unit value at beginning of period	—	—	—	—	—	$10.00
Unit value at end of period
Units outstanding at end of period						4-29-11

Columbia Variable Portfolio — Mid Cap Value Opportunity, Class 1 (1440)(1)
Unit value at beginning of period	—	—	—	—	—	$10.00
Unit value at end of period
Units outstanding at end of period						4-28-11

Columbia Variable Portfolio — Small Cap Value, Class 2 (1429)
Unit value at beginning of period	$12.50	—	—	—	—	$10.00
Unit value at end of period	$15.56	$12.50
Units outstanding at end of period	8,175	1,302				5-2-09

(1)  Available in contracts purchased before May 1, 2011.

	2010	2009	2008	2007	2006	Inception Date and Value
DWS Small Cap Index VIP, Class B (1259)
Unit value at beginning of period	$7.44	$5.98	$9.25	$10.00	—	$10.00
Unit value at end of period	$9.24	$7.44	$5.98	$9.25
Units outstanding at end of period	54,781	56,321	32,714	4,115		5-1-07

Fidelity VIP Asset Manager, Service Class 2 (1232)
Unit value at beginning of period	$9.48	$7.48	$10.68	$10.00	—	$10.00
Unit value at end of period	$10.63	$9.48	$7.48	$10.68
Units outstanding at end of period	22,842	28,276	15,515	4,885		5-1-07

Fidelity VIP Balanced, Service Class 2 (1241)
Unit value at beginning of period	$8.77	$6.44	$9.93	$10.00	—	$10.00
Unit value at end of period	$10.17	$8.77	$6.44	$9.93
Units outstanding at end of period	94,021	50,517	31,487	6,018		5-1-07

Fidelity VIP Contrafund, Service Class 2 (1239)
Unit value at beginning of period	$8.11	$6.08	$10.78	$10.00	—	$10.00
Unit value at end of period	$9.34	$8.11	$6.08	$10.78
Units outstanding at end of period	492,991	323,641	273,175	79,034		5-1-07

Fidelity VIP Disciplined Small Cap, Service Class 2 (1247)
Unit value at beginning of period	$7.07	$5.89	$9.05	$10.00	—	$10.00
Unit value at end of period	$8.70	$7.07	$5.89	$9.05
Units outstanding at end of period	14,355	13,297	2,298	0		5-1-07

Fidelity VIP Equity Income, Service Class 2 (1237)
Unit value at beginning of period	$6.59	$5.15	$9.15	$10.00	—	$10.00
Unit value at end of period	$7.46	$6.59	$5.15	$9.15
Units outstanding at end of period	107,003	103,859	66,457	15,158		5-1-07

	2010	2009	2008	2007	2006	Inception Date and Value
Fidelity VIP Freedom 2010, Service Class 2 (1248)
Unit value at beginning of period	$9.12	$7.47	$10.15	$10.00	—	$10.00
Unit value at end of period	$10.11	$9.12	$7.47	$10.15
Units outstanding at end of period	60,325	57,813	30,212	3,261		5-1-07

Fidelity VIP Freedom 2015, Service Class 2 (1249)
Unit value at beginning of period	$8.94	$7.26	$10.14	$10.00	—	$10.00
Unit value at end of period	$9.92	$8.94	$7.26	$10.14
Units outstanding at end of period	153,782	126,647	66,206	4,831		5-1-07

Fidelity VIP Freedom 2020, Service Class 2 (1251)
Unit value at beginning of period	$8.48	$6.70	$10.13	$10.00	—	$10.00
Unit value at end of period	$9.55	$8.48	$6.70	$10.13
Units outstanding at end of period	237,065	156,211	60,855	7,241		5-1-07

Fidelity VIP Freedom 2025, Service Class 2 (1252)
Unit value at beginning of period	$8.36	$6.54	$10.13	$10.00	—	$10.00
Unit value at end of period	$9.51	$8.36	$6.54	$10.13
Units outstanding at end of period	105,083	85,671	113,985	51,758		5-1-07

Fidelity VIP Freedom 2030, Service Class 2 (1253)
Unit value at beginning of period	$7.96	$6.16	$10.12	$10.00	—	$10.00
Unit value at end of period	$9.08	$7.96	$6.16	$10.12
Units outstanding at end of period	24,198	24,808	3,230	182		5-1-07

Fidelity VIP Growth, Service Class 2 (1238)
Unit value at beginning of period	$7.56	$6.00	$11.56	$10.00	—	$10.00
Unit value at end of period	$9.21	$7.56	$6.00	$11.56
Units outstanding at end of period	33,133	22,735	8,492	2,427		5-1-07

	2010	2009	2008	2007	2006	Inception Date and Value
Fidelity VIP High Income, Service Class 2 (1218)
Unit value at beginning of period	$10.13	$7.17	$9.73	$10.00	—	$10.00
Unit value at end of period	$11.34	$10.13	$7.17	$9.73
Units outstanding at end of period	62,429	54,803	26,633	8,616		5-1-07

Fidelity VIP Index 500, Service Class 2 (1240)
Unit value at beginning of period	$7.42	$5.97	$9.65	$10.00	—	$10.00
Unit value at end of period	$8.38	$7.42	$5.97	$9.65
Units outstanding at end of period	140,143	100,119	88,886	8,533		5-1-07

Fidelity VIP Investment Grade Bond, Service Class 2 (1219)
Unit value at beginning of period	$10.98	$9.66	$10.16	$10.00	—	$10.00
Unit value at end of period	$11.63	$10.98	$9.66	$10.16
Units outstanding at end of period	221,551	134,670	66,013	25,296		5-1-07

Fidelity VIP Mid Cap, Service Class 2 (1244)
Unit value at beginning of period	$8.52	$6.19	$10.41	$10.00	—	$10.00
Unit value at end of period	$10.78	$8.52	$6.19	$10.41
Units outstanding at end of period	213,206	173,502	72,962	57,677		5-1-07

Fidelity VIP Overseas, Service Class 2 (1220)
Unit value at beginning of period	$7.12	$5.73	$10.38	$10.00	—	$10.00
Unit value at end of period	$7.91	$7.12	$5.73	$10.38
Units outstanding at end of period	98,654	72,162	42,509	12,072		5-1-07

FTVIPT Franklin Growth & Income Securities, Class 2 (1215)
Unit value at beginning of period	$6.98	$5.60	$8.77	$10.00	—	$10.00
Unit value at end of period	$8.02	$6.98	$5.60	$8.77
Units outstanding at end of period	63,260	49,106	39,352	7,908		5-1-07

	2010	2009	2008	2007	2006	Inception Date and Value
FTVIPT Franklin Income Securities, Class 2 (1216)
Unit value at beginning of period	$8.84	$6.62	$9.56	$10.00	—	$10.00
Unit value at end of period	$9.80	$8.84	$6.62	$9.56
Units outstanding at end of period	269,965	242,280	122,426	85,114		5-1-07

FTVIPT Franklin Large Cap Growth Securities, Class 2 (1211)
Unit value at beginning of period	$7.88	$6.17	$9.58	$10.00	—	$10.00
Unit value at end of period	$8.66	$7.88	$6.17	$9.58
Units outstanding at end of period	73,769	20,993	23,842	6,202		5-1-07

FTVIPT Franklin Small Cap Value Securities, Class 2 (1217)
Unit value at beginning of period	$7.42	$5.83	$8.85	$10.00	—	$10.00
Unit value at end of period	$9.37	$7.42	$5.83	$8.85
Units outstanding at end of period	24,023	22,511	15,592	2,892		5-1-07

FTVIPT Mutual Shares Securities, Class 2 (1214)
Unit value at beginning of period	$7.24	$5.83	$9.42	$10.00	—	$10.00
Unit value at end of period	$7.92	$7.24	$5.83	$9.42
Units outstanding at end of period	193,841	119,851	77,032	63,444		5-1-07

FTVIPT Templeton Foreign Securities, Class 2 (1210)
Unit value at beginning of period	$8.31	$6.16	$10.49	$10.00	—	$10.00
Unit value at end of period	$8.86	$8.31	$6.16	$10.49
Units outstanding at end of period	92,042	57,610	41,313	13,834		5-1-07

FTVIPT Templeton Growth Securities, Class 2 (1213)
Unit value at beginning of period	$6.99	$5.41	$9.53	$10.00	—	$10.00
Unit value at end of period	$7.39	$6.99	$5.41	$9.53
Units outstanding at end of period	92,179	405,142	65,706	30,697		5-1-07

	2010	2009	2008	2007	2006	Inception Date and Value
Invesco Van Kampen V.I. Capital Growth, Series II (1208)
Unit value at beginning of period	$8.76	$5.37	$10.73	$10.00	—	$10.00
Unit value at end of period	$10.32	$8.76	$5.37	$10.73
Units outstanding at end of period	19,103	17,332	1,036	456		5-1-07

Invesco Van Kampen V.I. Comstock, Series II (1209)
Unit value at beginning of period	$7.14	$5.65	$8.93	$10.00	—	$10.00
Unit value at end of period	$8.13	$7.14	$5.65	$8.93
Units outstanding at end of period	34,486	20,340	8,908	2,670		5-1-07

Invesco Van Kampen V.I. Mid Cap Value, Series II (1221)
Unit value at beginning of period	$8.35	$6.09	$10.00	—	—	$10.00
Unit value at end of period	$10.04	$8.35	$6.09
Units outstanding at end of period	48,485	10,212	680			5-1-08

Invesco V.I. International Growth, Series II (1984)
Unit value at beginning of period	—	—	—	—	—	$10.00
Unit value at end of period
Units outstanding at end of period						4-29-11

Morgan Stanley UIF Emerging Markets Debt, Class II (1256)
Unit value at beginning of period	$10.83	$8.46	$10.10	$10.00	—	$10.00
Unit value at end of period	$11.71	$10.83	$8.46	$10.10
Units outstanding at end of period	34,791	21,404	19,337	8,736		5-1-07

Morgan Stanley UIF Emerging Markets Equity, Class II (1258)
Unit value at beginning of period	$8.86	$5.29	$12.42	$10.00	—	$10.00
Unit value at end of period	$10.37	$8.86	$5.29	$12.42
Units outstanding at end of period	102,605	76,982	66,383	13,739		5-1-07

	2010	2009	2008	2007	2006	Inception Date and Value
Morgan Stanley UIF U.S. Real Estate, Class II (1254)
Unit value at beginning of period	$6.34	$5.01	$8.22	$10.00	—	$10.00
Unit value at end of period	$8.09	$6.34	$5.01	$8.22
Units outstanding at end of period	104,983	83,260	51,692	14,035		5-1-07

PIMCO VIT All Asset, Advisor Class (1405)
Unit value at beginning of period	$9.90	$8.28	$10.00	—	—	$10.00
Unit value at end of period	$11.02	$9.90	$8.28
Units outstanding at end of period	17,273	13,622	1,157			2-25-08

PIMCO VIT CommodityRealReturn Strategy, Advisor Class (1404)
Unit value at beginning of period	$6.68	$4.79	$10.00	—	—	$10.00
Unit value at end of period	$8.17	$6.68	$4.79
Units outstanding at end of period	160,038	103,906	62,473			2-25-08

PIMCO VIT Low Duration, Advisor Class (1402)
Unit value at beginning of period	$10.76	$9.65	$10.00	—	—	$10.00
Unit value at end of period	$11.14	$10.76	$9.65
Units outstanding at end of period	14,816	13,089	4,160			2-25-08

	2010	2009	2008	2007	2006	Inception Date and Value
PIMCO VIT Real Return, Advisor Class (1403)
Unit value at beginning of period	$10.36	$8.90	$10.00	—	—	$10.00
Unit value at end of period	$11.01	$10.36	$8.90
Units outstanding at end of period	29,967	25,473	17,639			2-25-08

PIMCO VIT Total Return, Advisor Class (1401)
Unit value at beginning of period	$11.37	$10.14	$10.00	—	—	$10.00
Unit value at end of period	$12.09	$11.37	$10.14
Units outstanding at end of period	628,526	375,943	104,100			2-25-08

Rydex|SGI VT Alternative Strategies Allocation (1427)
Unit value at beginning of period	$9.83	$9.90	$10.00			$10.00
Unit value at end of period	$9.62	$9.83	$9.90	—	—
Units outstanding at end of period	16,490	4,305	0			11-24-08

Rydex|SGI VT Managed Futures Strategy (1428)
Unit value at beginning of period	$8.98	$9.51	$10.00	—	—	$10.00
Unit value at end of period	$8.53	$8.98	$9.51
Units outstanding at end of period	21,356	14,569	0			11-24-08

Rydex|SGI VT Multi-Hedge Strategies (1407)(2)
Unit value at beginning of period	$7.99	$8.39	$10.00	—	—	$10.00
Unit value at end of period	$8.35	$7.99	$8.39
Units outstanding at end of period	30,845	20,624	6,149			2-25-08

Rydex|SGI VT U.S. Long Short Momentum (1406)
Unit value at beginning of period	$8.32	$6.64	$10.00	—	—	$10.00

(2)  Available in contracts purchased before May 1, 2011.

	2010	2009	2008	2007	2006	Inception Date and Value
Unit value at end of period	$9.11	$8.32	$6.64
Units outstanding at end of period	39,748	36,427	25,629			2-25-08

Touchstone VST Baron Small Cap Growth (1270)
Unit value at beginning of period	$8.27	$6.32	$9.68	$10.00	—	$10.00
Unit value at end of period	$10.18	$8.27	$6.32	$9.68
Units outstanding at end of period	64,720	67,333	26,190	7,664		5-1-07

Touchstone VST Core Bond (1261)
Unit value at beginning of period	$11.11	$9.82	$10.31	$10.00	—	$10.00
Unit value at end of period	$11.77	$11.11	$9.82	$10.31
Units outstanding at end of period	56,469	35,887	22,678	10,482		5-1-07

Touchstone VST High Yield (1265)
Unit value at beginning of period	$10.42	$7.22	$9.67	$10.00	—	$10.00
Unit value at end of period	$11.56	$10.42	$7.22	$9.67
Units outstanding at end of period	715,698	472,838	122,300	3,660		5-1-07

Touchstone VST Large Cap Core Equity (1266)
Unit value at beginning of period	$7.38	$6.04	$9.47	$10.00	—	$10.00
Unit value at end of period	$8.15	$7.38	$6.04	$9.47
Units outstanding at end of period	618,294	218,089	24,368	2,890		5-1-07

Touchstone VST Mid Cap Growth (1262)
Unit value at beginning of period	$8.27	$6.04	$10.18	$10.00	—	$10.00
Unit value at end of period	$9.90	$8.27	$6.04	$10.18
Units outstanding at end of period	123,146	91,834	62,906	19,065		5-1-07

Touchstone VST Money Market (1207)
Unit value at beginning of period	$9.93	—	—			$10.00
Unit value at end of period	$9.79	$9.93		—	—
Units outstanding at end of period	334,703	222,922				4-27-09

	2010	2009	2008	2007	2006	Inception Date and Value
Touchstone VST Third Avenue Value (1269)
Unit value at beginning of period	$7.03	$5.44	$8.98	$10.00	—	$10.00
Unit value at end of period	$8.32	$7.03	$5.44	$8.98
Units outstanding at end of period	132,550	136,629	100,514	25,743		5-1-07

Touchstone VST Aggressive ETF (1224)
Unit value at beginning of period	$12.61	—	—	—	—	$10.00
Unit value at end of period	$14.05	$12.61
Units outstanding at end of period	87,560	71,971				4-27-09

Touchstone VST Conservative ETF (1223)
Unit value at beginning of period	$11.26	—	—	—	—	$10.00
Unit value at end of period	$12.06	$11.26
Units outstanding at end of period	97,493	83,475				4-27-09

Touchstone VST Enhanced ETF (1225)
Unit value at beginning of period	$12.60	—	—	—	—	$10.00
Unit value at end of period	$13.83	$12.60
Units outstanding at end of period	17,840	20,488				4-27-09

Touchstone VST Moderate ETF (1222)
Unit value at beginning of period	$9.30	$8.04	$10.00	—	—	$10.00
Unit value at end of period	$10.18	$9.30	$8.04
Units outstanding at end of period	344,098	242,597	7,562			4-25-08

Touchstone VST Aggressive ETF— Guaranteed Return Plus Option (1231)
Unit value at beginning of period	$12.55	—	—	—	—	$10.00
Unit value at end of period	$13.91	$12.55
Units outstanding at end of period	45,791	47,914				4-27-09

	2010	2009	2008	2007	2006	Inception Date and Value
Touchstone VST Conservative ETF — Guaranteed Return Plus Option (1229)
Unit value at beginning of period	$11.21	—	—	—	—	$10.00
Unit value at end of period	$11.94	$11.21
Units outstanding at end of period	44,808	47,773				4-27-09

Touchstone VST Moderate ETF — Guaranteed Return Plus Option (1230)
Unit value at beginning of period	$11.94	—	—	—	—	$10.00
Unit value at end of period	$13.00	$11.94
Units outstanding at end of period	91,550	90,072				4-27-09

Financial Information for Separate Account I of Integrity (Pinnacle IV)

For the Variable Account Options we currently offer, the table below shows the following data for Pinnacle IV contracts with a mortality and expense risk charge of 1.45% issued between July 16, 2001 and April 30, 2007: Unit Value at inception; the number of Units outstanding at December 31 of each year since inception; and the Unit Value at the beginning and end of each period since inception.

	2010	2009	2008	2007	2006	2005	2004	2003	2002	2001	Inception Date and Value

BlackRock Capital Appreciation V.I. Fund. Class III (1436)
Unit value at beginning of period	—	—	—	—	—	—	—	—	—	—	$10.00
Unit value at end of period
Units outstanding at end of period											4-29-11

BlackRock Global Allocation V.I. Fund, Class III (1435)
Unit value at beginning of period	—	—	—	—	—	—	—	—	—	—	$10.00
Unit value at end of period
Units outstanding at end of period											4-29-11

Columbia Variable Portfolio — Mid Cap Value Opportunity, Class 1 (1432)
Unit value at beginning of period	—	—	—	—	—	—	—	—	—	—	$10.00
Unit value at end of period
Units outstanding at end of period											4-28-11

Columbia Variable Portfolio — Small Cap Value, Class 2 (1425)
Unit value at beginning of period	$12.51	—	—	—	—	—	—	—	—	—	$10.00
Unit value at end of period	$15.59	$12.51
Units outstanding at end of period	24,990	922									5-2-09

DWS Small Cap Index VIP, Class A (254) (1)
Unit value at beginning of period	$12.27	$9.84	$15.15	$15.68	$13.54	$13.17	$11.35	$7.87	$10.05	$10.00	$10.00
Unit value at end of period	$15.29	$12.27	$9.84	$15.15	$15.68	$13.54	$13.17	$11.35	$7.87	$10.05

	2010	2009	2008	2007	2006	2005	2004	2003	2002	2001	Inception Date and Value

Units outstanding at end of period	5,964	7,767	7,945	9,116	12,554	14,397	21,250	23,855	22,298	2,706

DWS Small Cap Index VIP, Class B (284)
Unit value at beginning of period	$11.66	$9.37	$14.48	$15.01	$13.00	$12.68	$10.96	$7.61	$10.00	—	$10.00
Unit value at end of period	$14.49	$11.66	$9.37	$14.48	$15.01	$13.00	$12.68	$10.96	$7.61
Units outstanding at end of period	28,656	33,380	36,350	31,306	38,787	45,071	75,214	87,223	1,993

Fidelity VIP Asset Manager, Service Class 2 (232)
Unit value at beginning of period	$11.29	$8.90	$12.70	$11.19	$10.60	$10.36	$10.00	—	—	—	$10.00
Unit value at end of period	$12.68	$11.29	$8.90	$12.70	$11.19	$10.60	$10.36
Units outstanding at end of period	18,324	18,139	28,798	108,846	24,312	20,867	10,421

Fidelity VIP Balanced, Service Class 2 (214)
Unit value at beginning of period	$12.54	$9.20	$14.18	$13.23	$12.04	$11.58	$11.17	$10.00	—	—	$10.00
Unit value at end of period	$14.55	$12.54	$9.20	$14.18	$13.23	$12.04	$11.58	$11.17
Units outstanding at end of period	126,662	90,465	98,433	121,755	87,376	79,635	69,254	10,517

Fidelity VIP Contrafund, Service Class 2 (239)
Unit value at beginning of period	$13.64	$10.22	$18.09	$15.65	$14.25	$12.40	$10.92	$8.65	$9.71	$10.00	$10.00
Unit value at end of period	$15.72	$13.64	$10.22	$18.09	$15.65	$14.25	$12.40	$10.92	$8.65	$9.71
Units outstanding at end of period	617,972	678,811	1,034,951	1,028,978	1,042,041	680,077	540,747	329,238	181,656	48,780

Fidelity VIP Disciplined Small Cap, Service Class 2 (1298)
Unit value at beginning of period	$7.04	$5.86	$9.00	$10.00	—	—	—	—	—	—	$10.00
Unit value at end of period	$8.68	$7.04	$5.86	$9.00
Units outstanding at end of period	36,672	40,273	40,076	46,478							4-27-07

Fidelity VIP Equity-Income, Service Class 2 (237)
Unit value at beginning of period	$9.79	$7.65	$13.57	$13.59	$11.50	$11.05	$10.08	$7.87	$9.64	$10.00	$10.00

	2010	2009	2008	2007	2006	2005	2004	2003	2002	2001	Inception Date and Value

Unit value at end of period	$11.08	$9.79	$7.65	$13.57	$13.59	$11.50	$11.05	$10.08	$7.87	$9.64
Units outstanding at end of period	186,658	229,942	293,013	345,051	380,396	738,896	751,530	556,770	347,235	89,239

Fidelity VIP Freedom 2010, Service Class 2 (1283)
Unit value at beginning of period	$9.21	$7.54	$10.23	$10.00	—	—	—	—	—	—	$10.00
Unit value at end of period	$10.22	$9.21	$7.54	$10.23
Units outstanding at end of period	7,863	15,417	23,118	0							4-30-07

Fidelity VIP Freedom 2015, Service Class 2 (1284)
Unit value at beginning of period	$9.04	$7.34	$10.24	$10.00	—	—	—	—	—	—	$10.00
Unit value at end of period	$10.05	$9.04	$7.34	$10.24
Units outstanding at end of period	4,647	1,614	355	0							4-30-07

Fidelity VIP Freedom 2020, Service Class 2 (1285)
Unit value at beginning of period	$8.60	$6.79	$10.25	$10.00	—	—	—	—	—	—	$10.00
Unit value at end of period	$9.69	$8.60	$6.79	$10.25
Units outstanding at end of period	16,190	22,796	22,436	4,439							4-30-07

Fidelity VIP Freedom 2025, Service Class 2 (1286)
Unit value at beginning of period	$8.48	$6.63	$10.25	$10.00	—	—	—	—	—	—	$10.00
Unit value at end of period	$9.65	$8.48	$6.63	$10.25
Units outstanding at end of period	2,295	2,298	2,304	0							4-30-07

Fidelity VIP Freedom 2030, Service Class 2 (1287)
Unit value at beginning of period	$8.08	$6.25	$10.26	$10.00	—	—	—	—	—	—	$10.00
Unit value at end of period	$9.23	$8.08	$6.25	$10.26
Units outstanding at end of period	2,301	2,324	3,855	0							4-30-07

	2010	2009	2008	2007	2006	2005	2004	2003	2002	2001	Inception Date and Value

Fidelity VIP Growth, Service Class 2 (238)
Unit value at beginning of period	$7.66	$6.08	$11.71	$9.38	$8.93	$8.59	$8.45	$6.47	$9.42	$10.00	$10.00
Unit value at end of period	$9.36	$7.66	$6.08	$11.71	$9.38	$8.93	$8.59	$8.45	$6.47	$9.42
Units outstanding at end of period	116,565	144,832	183,328	261,388	216,974	446,998	365,952	362,460	121,212	40,739

Fidelity VIP High Income, Service Class 2 (286)
Unit value at beginning of period	$14.40	$10.18	$13.80	$13.66	$12.48	$12.38	$11.49	$10.00	—	—	$10.00
Unit value at end of period	$16.13	$14.40	$10.18	$13.80	$13.66	$12.48	$12.38	$11.49
Units outstanding at end of period	90,498	117,703	104,370	79,039	136,410	95,381	190,138	274,622

Fidelity VIP Index 500, Service Class 2 (1291)
Unit value at beginning of period	$7.59	$6.09	$9.84	$10.00	—	—	—	—	—	—	$10.00
Unit value at end of period	$8.58	$7.59	$6.09	$9.84
Units outstanding at end of period	341,716	425,327	509,175	422,897							4-27-07

Fidelity VIP Investment Grade Bond, Service Class 2 (408)
Unit value at beginning of period	$11.81	$10.38	$10.91	$10.64	$10.36	$10.32	$10.00	—	—	—	$10.00
Unit value at end of period	$12.52	$11.81	$10.38	$10.91	$10.64	$10.36	$10.32
Units outstanding at end of period	350,237	402,867	354,712	318,746	108,388	77,215	17,787

Fidelity VIP Mid Cap, Service Class 2 (242)
Unit value at beginning of period	$18.23	$13.24	$22.24	$19.57	$17.67	$15.19	$12.36	$9.07	$10.23	$10.00	$10.00
Unit value at end of period	$23.10	$18.23	$13.24	$22.24	$19.57	$17.67	$15.19	$12.36	$9.07	$10.23
Units outstanding at end of period	385,667	418,986	351,691	687,556	665,105	452,006	397,893	312,716	209,207	39,530

Fidelity VIP Overseas, Service Class 2 (409)
Unit value at beginning of period	$11.91	$9.57	$17.34	$15.03	$12.95	$11.06	$10.00	—	—	—	$10.00
Unit value at end of period	$13.24	$11.91	$9.57	$17.34	$15.03	$12.95	$11.06
Units outstanding at end of period	76,388	97,441	177,976	297,246	90,264	20,469	5,234

	2010	2009	2008	2007	2006	2005	2004	2003	2002	2001	Inception Date and Value

FTVIPT Franklin Growth & Income Securities, Class 2 (216)
Unit value at beginning of period	$11.35	$9.10	$14.24	$15.01	$13.05	$12.79	$11.73	$10.00	—	—	$10.00
Unit value at end of period	$13.06	$11.35	$9.10	$14.24	$15.01	$13.05	$12.79	$11.73
Units outstanding at end of period	197,718	243,275	298,143	394,457	93,147	93,656	89,108	56,286

FTVIPT Franklin Income Securities, Class 2 (215)
Unit value at beginning of period	$15.59	$11.67	$16.83	$16.46	$14.13	$14.11	$12.58	$10.00	—	—	$10.00
Unit value at end of period	$17.32	$15.59	$11.67	$16.83	$16.46	$14.13	$14.11	$12.58
Units outstanding at end of period	478,068	532,723	446,327	903,176	826,981	461,086	362,610	208,303

FTVIPT Franklin Large Cap Growth Securities, Class 2 (217)
Unit value at beginning of period	$11.89	$9.30	$14.41	$13.76	$12.59	$12.64	$11.89	$10.00	—	—	$10.00
Unit value at end of period	$13.07	$11.89	$9.30	$14.41	$13.76	$12.59	$12.64	$11.89
Units outstanding at end of period	63,345	61,571	59,659	64,017	73,919	85,891	68,991	24,231

FTVIPT Franklin Small Cap Value Securities, Class 2 (1288)
Unit value at beginning of period	$7.46	$5.86	$8.88	$10.00	—	—	—	—	—	—	$10.00
Unit value at end of period	$9.42	$7.46	$5.86	$8.88
Units outstanding at end of period	27,916	8,895	5,247	1,603							4-30-07

FTVIPT Mutual Shares Securities, Class 2 (219)
Unit value at beginning of period	$13.41	$10.79	$17.42	$17.08	$14.64	$13.44	$12.10	$10.00	—	—	$10.00
Unit value at end of period	$14.69	$13.41	$10.79	$17.42	$17.08	$14.64	$13.44	$12.10
Units outstanding at end of period	174,314	193,761	292,251	668,347	320,805	232,478	148,509	69,557

FTVIPT Templeton Foreign Securities, Class 2 (218)
Unit value at beginning of period	$17.20	$12.74	$21.68	$19.06	$15.92	$14.66	$12.55	$10.00	—	—	$10.00
Unit value at end of period	$18.38	$17.20	$12.74	$21.68	$19.06	$15.92	$14.66	$12.55
Units outstanding at end of period	109,845	108,595	127,796	179,478	160,397	153,586	80,323	26,269

	2010	2009	2008	2007	2006	2005	2004	2003	2002	2001	Inception Date and Value

FTVIPT Templeton Growth Securities, Class 2 (220)
Unit value at beginning of period	$13.56	$10.50	$18.47	$18.31	$15.25	$14.22	$12.43	$10.00	—	—	$10.00
Unit value at end of period	$14.35	$13.56	$10.50	$18.47	$18.31	$15.25	$14.22	$12.43
Units outstanding at end of period	90,145	282,639	126,244	250,627	527,334	129,680	104,979	37,346

Invesco Van Kampen V.I. Capital Growth, Series II (209)
Unit value at beginning of period	$12.66	$7.75	$15.46	$13.45	$13.30	$12.54	$11.92	$10.00	—	—	$10.00
Unit value at end of period	$14.92	$12.66	$7.75	$15.46	$13.45	$13.30	$12.54	$11.92
Units outstanding at end of period	15,983	27,973	19,595	18,635	27,453	31,560	31,296	3,144

Invesco Van Kampen V.I. Comstock, Series II (208)
Unit value at beginning of period	$12.81	$10.12	$16.00	$16.63	$14.54	$14.17	$12.24	$10.00	—	—	$10.00
Unit value at end of period	$14.61	$12.81	$10.12	$16.00	$16.63	$14.54	$14.17	$12.24
Units outstanding at end of period	30,853	44,369	56,376	71,849	89,764	107,217	81,001	20,908

Invesco Van Kampen V.I. Mid Cap Value, Series II (1206)
Unit value at beginning of period	$8.36	$6.10	$10.00	—	—	—	—	—	—	—	$10.00
Unit value at end of period	$10.07	$8.36	$6.10
Units outstanding at end of period	16,608	195	0								5-1-08

Invesco V.I. International Growth, Series II (1434)
Unit value at beginning of period	—	—	—	—	—	—	—	—	—	—	$10.00
Unit value at end of period
Units outstanding at end of period											4-29-11

Morgan Stanley UIF Emerging Markets Debt, Class II (1289)
Unit value at beginning of period	$10.92	$8.52	$10.17	$10.00	—	—	—	—	—	—	$10.00
Unit value at end of period	$11.81	$10.92	$8.52	$10.17
Units outstanding at end of period	66,662	92,319	99,937	100,383							4-28-07

	2010	2009	2008	2007	2006	2005	2004	2003	2002	2001	Inception Date and Value

Morgan Stanley UIF Emerging Markets Equity, Class II (210)
Unit value at beginning of period	$30.72	$18.32	$42.98	$31.05	$22.97	$17.42	$14.37	$10.00	—	—	$10.00
Unit value at end of period	$36.01	$30.72	$18.32	$42.98	$31.05	$22.97	$17.42	$14.37
Units outstanding at end of period	56,168	70,811	66,255	108,300	81,270	65,905	60,000	19,728

Morgan Stanley UIF U.S. Real Estate, Class II (1299)
Unit value at beginning of period	$5.95	$4.70	$7.70	$10.00	—	—	—	—	—	—	$10.00
Unit value at end of period	$7.59	$5.95	$4.70	$7.70
Units outstanding at end of period	171,919	188,478	191,827	185,458							4-28-07

PIMCO VIT All Asset, Advisor Class (1419)
Unit value at beginning of period	$9.92	$8.29	$10.00	—	—	—	—	—	—	—	$10.00
Unit value at end of period	$11.05	$9.92	$8.29
Units outstanding at end of period	30,329	16,311	3,548								2-25-08

PIMCO VIT CommodityRealReturn Strategy, Advisor Class (1418)
Unit value at beginning of period	$6.69	$4.79	$10.00	—	—	—	—	—	—	—	$10.00
Unit value at end of period	$8.19	$6.69	$4.79
Units outstanding at end of period	101,535	117,690	79,997								2-25-08

PIMCO VIT Low Duration, Advisor Class (1416)
Unit value at beginning of period	$10.78	$9.66	$10.00	—	—	—	—	—	—	—	$10.00
Unit value at end of period	$11.17	$10.78	$9.66
Units outstanding at end of period	22,381	25,504	18,476								2-25-08

	2010	2009	2008	2007	2006	2005	2004	2003	2002	2001	Inception Date and Value

PIMCO VIT Real Return, Advisor Class (1417)
Unit value at beginning of period	$10.38	$8.90	$10.00	—	—	—	—	—	—	—	$10.00
Unit value at end of period	$11.04	$10.38	$8.90
Units outstanding at end of period	71,310	75,572	63,656								2-25-08

PIMCO VIT Total Return, Advisor Class (1415)
Unit value at beginning of period	$11.39	$10.14	$10.00	—	—	—	—	—	—	—	$10.00
Unit value at end of period	$12.12	$11.39	$10.14
Units outstanding at end of period	332,285	331,821	429,240								2-25-08

Rydex|SGI VT Alternative Strategies Allocation (1423)
Unit value at beginning of period	$9.84	$9.90	$10.00	—	—	—	—	—	—	—	$10.00
Unit value at end of period	$9.64	$9.84	$9.90
Units outstanding at end of period	6,597	8,785	1,303								11-24-08

Rydex|SGI VT Managed Futures Strategy (1424)
Unit value at beginning of period	$8.99	$9.51	$10.00	—	—	—	—	—	—	—	$10.00
Unit value at end of period	$8.55	$8.99	$9.51
Units outstanding at end of period	10,237	16,330	4,847								11-24-08

Rydex|SGI VT Multi-Hedge Strategies (1421)
Unit value at beginning of period	$8.00	$8.40	$10.00	—	—	—	—	—	—	—	$10.00
Unit value at end of period	$8.37	$8.00	$8.40
Units outstanding at end of period	16,098	20,404	9,003								2-25-08

Rydex|SGI VT U.S. Long Short Momentum (1420)
Unit value at beginning of period	$8.34	$6.65	$10.00	—	—	—	—	—	—	—	$10.00
Unit value at end of period	$9.14	$8.34	$6.65
Units outstanding at end of period	14,908	18,045	19,464								2-25-08

	2010	2009	2008	2007	2006	2005	2004	2003	2002	2001	Inception Date and Value

Touchstone VST Baron Small Cap Growth (246)
Unit value at beginning of period	$15.06	$11.50	$17.58	$17.36	$14.90	$14.04	$11.14	$8.47	$10.00	—	$10.00
Unit value at end of period	$18.54	$15.06	$11.50	$17.58	$17.36	$14.90	$14.04	$11.14	$8.47
Units outstanding at end of period	150,270	176,152	95,880	137,300	168,193	191,511	154,482	103,621	72,718

Touchstone VST Core Bond (292)
Unit value at beginning of period	$12.53	$11.07	$11.61	$11.17	$10.89	$10.87	$10.68	$10.47	$10.00	—	$10.00
Unit value at end of period	$13.28	$12.53	$11.07	$11.61	$11.17	$10.89	$10.87	$10.68	$10.47
Units outstanding at end of period	78,489	84,792	93,855	138,926	136,349	128,106	97,024	57,926	6,674

Touchstone VST Mid Cap Growth (288)
Unit value at beginning of period	$14.68	$10.72	$18.03	$15.99	$13.97	$12.29	$11.13	$7.67	$10.00	—	$10.00
Unit value at end of period	$17.59	$14.68	$10.72	$18.03	$15.99	$13.97	$12.29	$11.13	$7.67
Units outstanding at end of period	101,319	136,121	143,607	217,697	111,045	106,474	112,887	66,114	756

Touchstone VST High Yield (289)
Unit value at beginning of period	$15.06	$10.42	$13.95	$13.90	$13.08	$12.85	$11.90	$9.74	$10.00	—	$10.00
Unit value at end of period	$16.72	$15.06	$10.42	$13.95	$13.90	$13.08	$12.85	$11.90	$9.74
Units outstanding at end of period	414,122	436,630	338,515	150,215	389,140	236,776	384,963	124,089	133,376

Touchstone VST Large Cap Core Equity (291)
Unit value at beginning of period	$10.63	$8.70	$13.62	$13.12	$10.52	$11.01	$10.62	$8.17	$10.00	—	$10.00
Unit value at end of period	$11.76	$10.63	$8.70	$13.62	$13.12	$10.52	$11.01	$10.62	$8.17
Units outstanding at end of period	612,510	516,112	203,281	137,990	152,979	155,170	167,840	136,184	0

	2010	2009	2008	2007	2006	2005	2004	2003	2002	2001	Inception Date and Value

Touchstone VST Money Market (295)
Unit value at beginning of period	$10.93	$10.99	$10.83	$10.45	$10.11	$9.94	$9.95	$10.00	$10.00	—	$10.00
Unit value at end of period	$10.79	$10.93	$10.99	$10.83	$10.45	$10.11	$9.94	$9.95	$10.00
Units outstanding at end of period	427,834	631,407	254	273	450	451	451	813	73,911

Touchstone VST Third Avenue Value (244)
Unit value at beginning of period	$13.90	$10.73	$17.71	$18.30	$16.02	$13.85	$11.16	$8.08	$9.93	$10.00	$10.00
Unit value at end of period	$16.46	$13.90	$10.73	$17.71	$18.30	$16.02	$13.85	$11.16	$8.08	$9.93
Units outstanding at end of period	311,143	391,354	491,514	771,079	734,191	728,452	586,207	428,861	311,194	57,286

Touchstone VST Aggressive ETF (1203)
Unit value at beginning of period	$10.28	$8.57	$12.27	$11.85	$10.59	$10.27	$10.00	—	—	—	$10.00
Unit value at end of period	$11.47	$10.28	$8.57	$12.27	$11.85	$10.59	$10.27
Units outstanding at end of period	124,644	158,134	44,838	71,660	75,838	78,428	6,522

Touchstone VST Conservative ETF (1201)
Unit value at beginning of period	$11.29	$10.25	$11.49	$11.03	$10.34	$10.16	$10.00	—	—	—	$10.00
Unit value at end of period	$12.11	$11.29	$10.25	$11.49	$11.03	$10.34	$10.16
Units outstanding at end of period	163,198	238,110	142,045	156,772	170,570	150,672	0

Touchstone VST Enhanced ETF (1204)
Unit value at beginning of period	$10.41	$8.64	$12.79	$12.47	$10.97	$10.50	$10.00	—	—	—	$10.00
Unit value at end of period	$11.44	$10.41	$8.64	$12.79	$12.47	$10.97	$10.50
Units outstanding at end of period	91,749	105,615	120,671	143,379	174,757	101,636	3,643

Touchstone VST Moderate ETF (1202)
Unit value at beginning of period	$10.82	$9.35	$11.91	$11.48	$10.50	$10.25	$10.00	—	—	—	$10.00
Unit value at end of period	$11.86	$10.82	$9.35	$11.91	$11.48	$10.50	$10.25
Units outstanding at end of period	389,734	417,617	220,039	168,365	207,102	190,972	3,841

	2010	2009	2008	2007	2006	2005	2004	2003	2002	2001	Inception Date and Value

Touchstone VST Aggressive ETF Guaranteed Return Plus Option (1228)
Unit value at beginning of period	$12.56	—	—	—	—	—	—	—	—	—	$10.00
Unit value at end of period	$13.93	$12.56
Units outstanding at end of period	44,707	45,719									4-27-09

Touchstone VST Conservative ETF — Guaranteed Return Plus Option (1226)
Unit value at beginning of period	$11.22	—	—	—	—	—	—	—	—	—	$10.00
Unit value at end of period	$11.96	$11.22
Units outstanding at end of period	55,491	58,548									4-27-09

Touchstone VST Moderate ETF — Guaranteed Return Plus Option (1227)
Unit value at beginning of period	$11.95	—	—	—	—	—	—	—	—	—	$10.00
Unit value at end of period	$13.02	$11.95
Units outstanding at end of period	93,438	94,067									4-27-09

(1) Only available in certain contracts.

Financial Information for Separate Account I of Integrity (Pinnacle and Pinnacle III)

For the Variable Account Options we currently offer, the table below shows the following data for Pinnacle and Pinnacle III contracts with a mortality and expense risk charge of 1.35%, which were issued prior to July 16, 2001 (Pinnacle III was the only contract sold in Oregon):  Unit Values at inception; the number of units outstanding at December 31 of each year since inception; and the Unit Value at the beginning and end of each period since inception.

	2010	2009	2008	2007	2006	2005	2004	2003	2002	2001	Inception Date and Value

BlackRock Capital Appreciation V.I. Fund. Class III (086)
Unit value at beginning of period	—	—	—	—	—	—	—	—	—	—	$10.00
Unit value at end of period
Units outstanding at end of period											4-29-11

BlackRock Global Allocation V.I. Fund, Class III (085)
Unit value at beginning of period	—	—	—	—	—	—	—	—	—	—	$10.00
Unit value at end of period
Units outstanding at end of period											4-29-11

Columbia Variable Portfolio — Mid Cap Value Opportunity, Class 1 (087)
Unit value at beginning of period	—	—	—	—	—	—	—	—	—	—	$10.00
Unit value at end of period
Units outstanding at end of period											4-28-11

Columbia Variable Portfolio — Small Cap Value, Class 2 (080)
Unit value at beginning of period	$12.52	—	—	—	—	—	—	—	—	—	$10.00
Unit value at end of period	$15.62	$12.52
Units outstanding at end of period	1,130	637									5-2-09

DWS Small Cap Index VIP, Class A (452)
Unit value at beginning of period	$12.69	$10.16	$15.64	$16.16	$13.94	$13.55	$11.67	$8.08	$10.31	$10.24	$10.00

	2010	2009	2008	2007	2006	2005	2004	2003	2002	2001	Inception Date and Value

Unit value at end of period	$15.82	$12.69	$10.16	$15.64	$16.16	$13.94	$13.55	$11.67	$8.08	$10.31
Units outstanding at end of period	57,615	69,120	80,486	104,947	137,526	251,072	389,511	461,729	425,605	491,217

Fidelity VIP Asset Manager, Service Class 2 (402)
Unit value at beginning of period	$11.36	$8.94	$12.75	$11.22	$10.62	$10.37	$10.00	—	—	—	$10.00
Unit value at end of period	$12.77	$11.36	$8.94	$12.75	$11.22	$10.62	$10.37
Units outstanding at end of period	8,442	5,725	10,079	44,486	1,522	24,002	0

Fidelity VIP Balanced, Service Class 2 (403)
Unit value at beginning of period	$11.43	$8.38	$12.90	$12.03	$10.93	$10.50	$10.00	—	—	—	$10.00
Unit value at end of period	$13.28	$11.43	$8.38	$12.90	$12.03	$10.93	$10.50
Units outstanding at end of period	45,202	33,924	24,459	42,556	36,736	36,541	49,805

Fidelity VIP Contrafund, Initial Class (442)
Unit value at beginning of period	$17.63	$13.17	$23.22	$20.01	$18.16	$15.74	$13.82	$10.90	$12.19	$14.08	$10.00
Unit value at end of period	$20.38	$17.63	$13.17	$23.22	$20.01	$18.16	$15.74	$13.82	$10.90	$12.19
Units outstanding at end of period	424,096	450,755	565,617	689,112	916,926	1,201,431	1,260,440	1,298,178	1,425,302	1,519,016

Fidelity VIP Disciplined Small Cap, Service Class 2 (045)
Unit value at beginning of period	$7.06	$5.87	$9.01	$10.00	—	—	—	—	—	—	$10.00
Unit value at end of period	$8.71	$7.06	$5.87	$9.01
Units outstanding at end of period	32,382	36,924	42,208	62,415							4-30-07

Fidelity VIP Equity-Income, Initial Class (444)
Unit value at beginning of period	$12.17	$9.48	$16.76	$16.73	$14.11	$13.51	$12.28	$9.55	$11.66	$12.43	$10.00
Unit value at end of period	$13.83	$12.17	$9.48	$16.76	$16.73	$14.11	$13.51	$12.28	$9.55	$11.66
Units outstanding at end of period	225,904	293,374	334,846	483,736	674,841	900,224	1,276,954	1,346,565	1,422,524	1,532,888

Fidelity VIP Freedom 2010, Service Class 2 (023)
Unit value at beginning of period	$9.24	$7.55	$10.23	$10.00	—	—	—	—	—	—	$10.00

	2010	2009	2008	2007	2006	2005	2004	2003	2002	2001	Inception Date and Value

Unit value at end of period	$10.26	$9.24	$7.55	$10.23
Units outstanding at end of period	1,408	190	1,886	592							4-30-07

Fidelity VIP Freedom 2015, Service Class 2 (024)
Unit value at beginning of period	$9.06	$7.35	$10.25	$10.00	—	—	—	—	—	—	$10.00
Unit value at end of period	$10.08	$9.06	$7.35	$10.25
Units outstanding at end of period	412	414	5,718	0							4-30-07

Fidelity VIP Freedom 2020, Service Class 2 (025)
Unit value at beginning of period	$8.62	$6.80	$10.26	$10.00	—	—	—	—	—	—	$10.00
Unit value at end of period	$9.73	$8.62	$6.80	$10.26
Units outstanding at end of period	0	0	0	0							4-30-07

Fidelity VIP Freedom 2025, Service Class 2 (026)
Unit value at beginning of period	$8.51	$6.64	$10.26	$10.00	—	—	—	—	—	—	$10.00
Unit value at end of period	$9.69	$8.51	$6.64	$10.26
Units outstanding at end of period	324	0	0	0							4-30-07

Fidelity VIP Freedom 2030, Service Class 2 (027)
Unit value at beginning of period	$8.11	$6.26	$10.27	$10.00	—	—	—	—	—	—	$10.00
Unit value at end of period	$9.27	$8.11	$6.26	$10.27
Units outstanding at end of period	0	0	0	0							4-30-07

Fidelity VIP Growth, Service Class 2 (049)
Unit value at beginning of period	$7.68	$6.09	$11.71	$10.00	—	—	—	—	—	—	$10.00
Unit value at end of period	$9.39	$7.68	$6.09	$11.71
Units outstanding at end of period	24,230	24,559	34,363	48,449							4-27-07

	2010	2009	2008	2007	2006	2005	2004	2003	2002	2001	Inception Date and Value

Fidelity VIP High Income, Service Class 2 (405)
Unit value at beginning of period	$12.56	$8.88	$12.02	$11.88	$10.85	$10.75	$10.00	—	—	—	$10.00
Unit value at end of period	$14.09	$12.56	$8.88	$12.02	$11.88	$10.85	$10.75
Units outstanding at end of period	571,747	355,067	82,271	52,607	109,560	17,348	377,400

Fidelity VIP Index 500, Service Class 2 (029)
Unit value at beginning of period	$7.61	$6.10	$9.85	$10.00	—	—	—	—	—	—	$10.00
Unit value at end of period	$8.61	$7.61	$6.10	$9.85
Units outstanding at end of period	83,018	195,213	197,617	93,439							4-27-07

Fidelity VIP Investment Grade Bond, Service Class 2 (406)
Unit value at beginning of period	$11.88	$10.43	$10.95	$10.67	$10.38	$10.33	$10.00	—	—	—	$10.00
Unit value at end of period	$12.60	$11.88	$10.43	$10.95	$10.67	$10.38	$10.33
Units outstanding at end of period	166,917	214,213	261,948	282,377	75,137	98,143	58,076

Fidelity VIP Mid Cap, Service Class 2 (047)
Unit value at beginning of period	$8.63	$6.26	$10.51	$10.00	—	—	—	—	—	—	$10.00
Unit value at end of period	$10.95	$8.63	$6.26	$10.51
Units outstanding at end of period	85,114	101,030	121,836	167,498							4-27-07

Fidelity VIP Overseas, Service Class 2 (407)
Unit value at beginning of period	$11.98	$9.62	$17.40	$15.07	$12.97	$11.07	$10.00	—	—	—	$10.00
Unit value at end of period	$13.33	$11.98	$9.62	$17.40	$15.07	$12.97	$11.07
Units outstanding at end of period	63,188	66,042	106,754	152,931	48,216	23,441	4,618

FTVIPT Franklin Growth & Income Securities, Class 2 (044)
Unit value at beginning of period	$7.18	$5.75	$8.98	$10.00	—	—	—	—	—	—	$10.00
Unit value at end of period	$8.26	$7.18	$5.75	$8.98
Units outstanding at end of period	119,973	127,492	137,728	186,769							4-27-07

	2010	2009	2008	2007	2006	2005	2004	2003	2002	2001	Inception Date and Value

FTVIPT Franklin Income Securities, Class 1 (433)
Unit value at beginning of period	$15.99	$11.93	$17.13	$16.69	$14.28	$14.22	$12.63	$10.00	—	—	$10.00
Unit value at end of period	$17.80	$15.99	$11.93	$17.13	$16.69	$14.28	$14.22	$12.63
Units outstanding at end of period	571,103	667,111	823,693	1,180,867	1,467,377	1,913,947	2,225,251	2,619,202

FTVIPT Franklin Large Cap Growth Securities, Class 2 (435)
Unit value at beginning of period	$11.97	$9.35	$14.48	$13.82	$12.63	$12.67	$11.90	$10.00	—	—	$10.00
Unit value at end of period	$13.18	$11.97	$9.35	$14.48	$13.82	$12.63	$12.67	$11.90
Units outstanding at end of period	8,948	9,135	10,419	22,308	31,380	40,911	32,611	15,672

FTVIPT Franklin Small Cap Value Securities, Class 2 (028)
Unit value at beginning of period	$7.48	$5.87	$8.88	$10.00	—	—	—	—	—	—	$10.00
Unit value at end of period	$9.46	$7.48	$5.87	$8.88
Units outstanding at end of period	8,392	9,719	25,923	630							4-30-07

FTVIPT Mutual Shares Securities, Class 2 (436)
Unit value at beginning of period	$13.50	$10.86	$17.50	$17.15	$14.68	$13.46	$12.12	$10.00	—	—	$10.00
Unit value at end of period	$14.81	$13.50	$10.86	$17.50	$17.15	$14.68	$13.46	$12.12
Units outstanding at end of period	101,619	113,974	139,591	222,552	281,299	277,130	155,623	147,344

FTVIPT Templeton Foreign Securities, Class 2 (439)
Unit value at beginning of period	$17.33	$12.82	$21.79	$19.13	$15.97	$14.69	$12.57	$10.00	—	—	$10.00
Unit value at end of period	$18.53	$17.33	$12.82	$21.79	$19.13	$15.97	$14.69	$12.57
Units outstanding at end of period	48,448	59,451	61,762	105,813	132,385	178,899	98,229	82,198

FTVIPT Templeton Growth Securities, Class 2 (437)
Unit value at beginning of period	$13.66	$10.56	$18.56	$18.38	$15.30	$14.24	$12.45	$10.00	—	—	$10.00
Unit value at end of period	$14.47	$13.66	$10.56	$18.56	$18.38	$15.30	$14.24	$12.45
Units outstanding at end of period	71,865	85,771	121,459	164,803	198,244	214,122	97,800	32,447

	2010	2009	2008	2007	2006	2005	2004	2003	2002	2001	Inception Date and Value

Invesco Van Kampen V.I. Capital Growth, Series II (459)
Unit value at beginning of period	$12.75	$7.80	$15.54	$13.51	$13.34	$12.56	$11.93	$10.00	—	—	$10.00
Unit value at end of period	$15.04	$12.75	$7.80	$15.54	$13.51	$13.34	$12.56	$11.93
Units outstanding at end of period	4,525	5,757	5,952	7,918	10,001	10,651	18,299	7,394

Invesco Van Kampen V.I. Comstock, Series II (429)
Unit value at beginning of period	$12.90	$10.18	$16.08	$16.69	$14.58	$14.20	$12.25	$10.00	—	—	$10.00
Unit value at end of period	$14.73	$12.90	$10.18	$16.08	$16.69	$14.58	$14.20	$12.25
Units outstanding at end of period	15,756	19,249	27,830	44,705	63,602	89,197	62,173	32,215

Invesco Van Kampen V.I. Mid Cap Value, Series II (059)
Unit value at beginning of period	$8.37	$6.10	$10.00	—	—	—	—	—	—	—	$10.00
Unit value at end of period	$10.09	$8.37	$6.10
Units outstanding at end of period	56	0	23,440								5-1-08

Invesco V.I. International Growth, Series II (084)
Unit value at beginning of period	—	—	—	—	—	—	—	—	—	—	$10.00
Unit value at end of period
Units outstanding at end of period											4-29-11

Morgan Stanley UIF Emerging Markets Debt, Class I (449)
Unit value at beginning of period	$20.09	$15.64	$18.64	$17.74	$16.23	$14.65	$13.50	$10.70	$9.93	$9.14	$10.00
Unit value at end of period	$21.75	$20.09	$15.64	$18.64	$17.74	$16.23	$14.65	$13.50	$10.70	$9.93
Units outstanding at end of period	34,823	131,963	49,900	68,372	79,903	124,599	147,431	199,349	201,513	150,281

	2010	2009	2008	2007	2006	2005	2004	2003	2002	2001	Inception Date and Value

Morgan Stanley UIF Emerging Markets Equity, Class II (494)
Unit value at beginning of period	$30.93	$18.43	$43.19	$31.18	$23.04	$17.46	$14.39	$10.00	—	—	$10.00
Unit value at end of period	$36.30	$30.93	$18.43	$43.19	$31.18	$23.04	$17.46	$14.39
Units outstanding at end of period	24,963	26,832	30,485	48,485	39,141	40,938	19,454	14,038

Morgan Stanley UIF U.S. Real Estate, Class I (458)
Unit value at beginning of period	$21.38	$16.88	$27.56	$33.68	$24.73	$21.42	$15.92	$11.73	$11.99	$11.07	$10.00
Unit value at end of period	$27.41	$21.38	$16.88	$27.56	$33.68	$24.73	$21.42	$15.92	$11.73	$11.99
Units outstanding at end of period	55,383	63,451	76,505	113,160	189,675	247,351	322,320	331,092	376,700	339,600

PIMCO VIT All Asset Portfolio, Advisor Class (050)
Unit value at beginning of period	$9.86	$8.23	$10.00	—	—	—	—	—	—	—	$10.00
Unit value at end of period	$10.99	$9.86	$8.23
Units outstanding at end of period	24,911	14,657	16,146								2-25-08

PIMCO VIT CommodityRealReturn Strategy Portfolio, Advisor Class (051)
Unit value at beginning of period	$6.65	$4.76	$10.00	—	—	—	—	—	—	—	$10.00
Unit value at end of period	$8.16	$6.65	$4.76
Units outstanding at end of period	18,570	18,353	9,732								2-25-08

PIMCO VIT Low Duration Portfolio, Advisor Class (052)
Unit value at beginning of period	$10.83	$9.70	$10.00	—	—	—	—	—	—	—	$10.00
Unit value at end of period	$11.24	$10.83	$9.70
Units outstanding at end of period	28,454	21,858	3,040								2-25-08

	2010	2009	2008	2007	2006	2005	2004	2003	2002	2001	Inception Date and Value

PIMCO VIT Real Return, Advisor Class (053)
Unit value at beginning of period	$10.41	$8.92	$10.00	—	—	—	—	—	—	—	$10.00
Unit value at end of period	$11.09	$10.41	$8.92
Units outstanding at end of period	16,689	19,853	22,562								2-25-08

PIMCO VIT Total Return, Advisor Class (054)
Unit value at beginning of period	$11.25	$10.01	$10.00	—	—	—	—	—	—	—	$10.00
Unit value at end of period	$11.99	$11.25	$10.01
Units outstanding at end of period	74,256	133,450	34,839								2-25-08

Rydex|SGI VT Alternative Strategies Allocation Fund (046)
Unit value at beginning of period	$9.85	$9.90	$10.00	—	—	—	—	—	—	—	$10.00
Unit value at end of period	$9.66	$9.85	$9.90
Units outstanding at end of period	331	477	0								11-24-08

Rydex|SGI VT Managed Futures Strategy Fund (048)
Unit value at beginning of period	$9.00	$9.51	$10.00	—	—	—	—	—	—	—	$10.00
Unit value at end of period	$8.57	$9.00	$9.51
Units outstanding at end of period	1,912	8,835	0								11-24-08

Rydex|SGI VT Multi-Hedge Strategies (055)
Unit value at beginning of period	$7.91	$8.29	$10.00	—	—	—	—	—	—	—	$10.00
Unit value at end of period	$8.29	$7.91	$8.29
Units outstanding at end of period	1,185	1,501	1,296								2-25-08

Rydex|SGI VT U.S. Long Short Momentum (057)
Unit value at beginning of period	$8.12	$6.47	$10.00	—	—	—	—	—	—	—	$10.00
Unit value at end of period	$8.91	$8.12	$6.47
Units outstanding at end of period	1,755	2,116	1,322								2-25-08

	2010	2009	2008	2007	2006	2005	2004	2003	2002	2001	Inception Date and Value

Touchstone VST Baron Small Cap Growth (431)
Unit value at beginning of period	$27.26	$20.79	$31.76	$31.33	$26.86	$25.28	$20.05	$15.23	$10.00	—	$10.00
Unit value at end of period	$33.60	$27.26	$20.79	$31.76	$31.33	$26.86	$25.28	$20.05	$15.23
Units outstanding at end of period	59,006	71,116	77,455	100,219	133,758	185,632	185,980	203,229	236,032

Touchstone VST Core Bond (466)
Unit value at beginning of period	$12.63	$11.14	$11.68	$11.22	$10.93	$10.90	$10.70	$10.48	$10.00	—	$10.00
Unit value at end of period	$13.40	$12.63	$11.14	$11.68	$11.22	$10.93	$10.90	$10.70	$10.48
Units outstanding at end of period	51,678	67,124	86,988	106,759	83,827	109,727	109,117	163,286	184,869

Touchstone VST High Yield (463)
Unit value at beginning of period	$15.17	$10.49	$14.03	$13.97	$13.12	$12.88	$11.92	$9.75	$10.00	—	$10.00
Unit value at end of period	$16.86	$15.17	$10.49	$14.03	$13.97	$13.12	$12.88	$11.92	$9.75
Units outstanding at end of period	89,374	107,631	311,323	190,000	246,607	426,79	534,408	1,048,075	723,541

Touchstone VST Large Cap Core Equity (465)
Unit value at beginning of period	$10.71	$8.75	$13.69	$13.18	$10.56	$11.04	$10.64	$8.18	—	—	$10.00
Unit value at end of period	$11.86	$10.71	$8.75	$13.69	$13.18	$10.56	$11.04	$10.64
Units outstanding at end of period	656,872	762,444	917,474	494,720	634,670	1,078,127	1,355,134	1,681,322

Touchstone VST Mid Cap Growth (462)
Unit value at beginning of period	$14.79	$10.79	$18.14	$16.07	$14.02	$12.32	$11.15	$7.67	$10.00	—	$10.00
Unit value at end of period	$17.75	$14.79	$10.79	$18.14	$16.07	$14.02	$12.32	$11.15	$7.67
Units outstanding at end of period	44,357	49,862	59,707	105,395	57,079	73,516	98,578	85,135	39,566

Touchstone VST Money Market (469)
Unit value at beginning of period	$11.01	$11.07	$10.89	$10.50	$10.14	$9.97	$9.97	$10.00	—	—	$10.00
Unit value at end of period	$10.89	$11.01	$11.07	$10.89	$10.50	$10.14	$9.97	$9.97
Units outstanding at end of period	430,303	631,551	997,415	874,576	1,108,687	1,224,340	741,819	1,202,155

	2010	2009	2008	2007	2006	2005	2004	2003	2002	2001	Inception Date and Value

Touchstone VST Third Avenue Value (420)
Unit value at beginning of period	$41.79	$32.24	$53.14	$54.86	$47.99	$41.43	$33.35	$24.11	$29.62	$26.06	$10.00
Unit value at end of period	$49.55	$41.79	$32.24	$53.14	$54.86	$47.99	$41.43	$33.35	$24.11	$29.62
Units outstanding at end of period	164,778	188,735	233,437	334,782	407,462	571,704	656,051	741,076	780,658	934,887

Touchstone VST Aggressive ETF (498)
Unit value at beginning of period	$10.34	$8.61	$12.31	$11.87	$10.60	$10.27	$10.00	—	—	—	$10.00
Unit value at end of period	$11.54	$10.34	$8.61	$12.31	$11.87	$10.60	$10.27
Units outstanding at end of period	49,967	42,168	14,492	25,291	51,120	64,045	23,909

Touchstone VST Conservative ETF (400)
Unit value at beginning of period	$11.35	$10.29	$11.53	$11.05	$10.36	$10.16	$10.00	—	—	—	$10.00
Unit value at end of period	$12.18	$11.35	$10.29	$11.53	$11.05	$10.36	$10.16
Units outstanding at end of period	19,766	33,166	54,426	207,390	125,949	16,880	0

Touchstone VST Enhanced ETF (499)
Unit value at beginning of period	$10.46	$8.68	$12.83	$12.50	$10.98	$10.50	$10.00	—	—	—	$10.00
Unit value at end of period	$11.51	$10.46	$8.68	$12.83	$12.50	$10.98	$10.50
Units outstanding at end of period	24,798	51,982	169,138	357,124	446,813	268,034	193

Touchstone VST Moderate ETF (497)
Unit value at beginning of period	$10.88	$9.39	$11.95	$11.51	$10.51	$10.25	—	—	—	—	$10.00
Unit value at end of period	$11.94	$10.88	$9.39	$11.95	$11.51	$10.51	$10.25
Units outstanding at end of period	57,411	122,512	193,681	159,737	149,406	145,411	2,011

Appendix B – Withdrawal Charge Examples

We allow two ways for you to request withdrawals.  In the first method, you receive the amount requested, and any withdrawal charge is taken from the Account Value.  This reduces your Account Value by the amount of the withdrawal charge in addition to the amount you requested.  This is the method used unless you request otherwise or unless you have elected one of the GLIA Riders.  In the second method, you receive less than you requested if a withdrawal charge applies because the Account Value is reduced by the amount of the requested withdrawal and any withdrawal charge is taken from that amount.

For both methods, withdrawals are attributed to amounts in the following order:

1.               any Free Withdrawal Amount (except in the case of a surrender);

2.               contributions that are no longer subject to a withdrawal charge and have not yet been withdrawn (contributions are withdrawn from oldest to youngest);

3.               contributions subject to a withdrawal charge that have not yet been withdrawn (contributions are withdrawn from oldest to youngest);

4.               any gain, interest or other amount that is not considered a contribution.

Example

Assume one contribution is made, no previous withdrawals have been taken, no MVA applies to the withdrawal and the Account Value at the time of the withdrawal is higher than the Account Value on the most recent Contract Anniversary:

Contribution:	$50,000
Account Value before withdrawal:	$60,000
Requested withdrawal:	$16,000
Withdrawal Charge percentage applicable to the contribution:	6%

Using the First Method

The Free Withdrawal Amount is calculated as:

$6,000 = $60,000 (Account Value on the date of the withdrawal) x 10% (free withdrawal percentage) - $0 (previous partial withdrawals during the current Contract Year).

After first applying the withdrawal to the Free Withdrawal Amount, the amount of the withdrawal still to be applied is:

$10,000 = $16,000 (requested withdrawal) - $6,000 (Free Withdrawal Amount).

There are no contributions that are no longer subject to a withdrawal charge, so the withdrawal is next applied to the contribution subject to a withdrawal charge.  The withdrawal charge for this method is calculated as:

$638.30 = $10,000 (portion of the withdrawal still to be attributed) x (withdrawal charge percentage) divided by (1 – 6%) (one minus the withdrawal charge percentage).

Using this method, you will receive $16,000; however, the total Account Value withdrawn is:

$16,638.30 = $16,000 (requested withdrawal) + $638.30 (withdrawal charge).

The amount of contribution still subject to a withdrawal charge is:

$39,361.70 = $50,000 (contribution) - $10,638.30 (portion of withdrawal attributed to contribution including the withdrawal charge).

Note, the withdrawal charge does not just apply to the contribution withdrawn ($10,000 x 6%).  It also applies to the withdrawal charge itself indicated by the (1- 6%) factor in the withdrawal charge formula.

Using the Second Method

The Free Withdrawal Amount is calculated as:

$6,000 = $60,000 (Account Value on the date of the withdrawal) x 10% (free withdrawal percentage) - $0 (previous partial withdrawals during the current Contract Year).

After first applying the withdrawal to the Free Withdrawal Amount, the amount of the withdrawal still to be attributed is:

$10,000 = $16,000 (requested withdrawal) - $6,000 (Free Withdrawal Amount).

There are no contributions that are no longer subject to a withdrawal charge, so the withdrawal is next applied to the contribution subject to a withdrawal charge.  The withdrawal charge for this method is calculated as:

$600 = $10,000 (portion of the withdrawal still to be attributed) x 6% (withdrawal charge percentage).

Using this method, the total Account Value withdrawn is $16,000; however, you will receive:

$15,400 = $16,000 (requested withdrawal) - $600 (withdrawal charge).

The amount of contribution still subject to a withdrawal charge is:

$40,000 = $50,000 (contribution) - $10,000 (portion of withdrawal attributed to contribution including the withdrawal charge).

Note the second method will produce the same withdrawal charge as the first method if the requested withdrawal under the second method is the same as the total Account Value withdrawn in the first method.  For example, a requested withdrawal of $16,638.30 using the second method produces the same $638.30 withdrawal charge as shown in the first method above.

This example is for illustrative purposes only and does not predict results.

Appendix C

Illustration of a Market Value Adjustment

The following examples illustrate how the MVA and the withdrawal charge may affect the value of a GRO upon a withdrawal.

Assumptions:

•                  Contribution to a GRO -  $50,000

•                  Guarantee Period - 7 Years

•                  Withdrawal -  at the end of year three of the 7-year Guarantee Period

•                  No prior partial withdrawals or transfers

•                  Guaranteed Interest Rate - 5% Annual Effective Rate

The GRO Value for this $50,000 contribution would be $70,355.02 at the end of the Guarantee Period. After three years, the GRO value is $57,881.25.

The MVA will be based on the Guaranteed Interest Rate (A in the MVA formula) and the current rate we are offering at the time of the withdrawal on new contributions to GROs (B in the MVA formula) for the Guarantee Period equal to the time remaining in your Guarantee Period, rounded to the next lower number of complete months (N in the MVA formula).  If we don’t declare a current rate for the exact time remaining, we’ll use a formula to find a rate using Guarantee Periods closest to (next higher and next lower) the remaining period described above.  Three years after the initial contribution, there would have been four years remaining in your GRO Guarantee Period.  These examples also show the withdrawal charge, which would be calculated separately.

Examples of a Downward Market Value Adjustment:

A downward MVA results from a full or partial withdrawal that occurs when interest rates have increased.  Assume interest rates have increased and at the time of the withdrawal, the current rate for the four-year Guarantee Period is 6.25%.

Full Withdrawal

Upon a full withdrawal, the MVA would be:

-0.0551589 = [(1 + .05)48/12 / (1 + .0625 + .0025)48/12] - 1

The MVA is a reduction of $3,192.67 from the GRO Value:  -$3,192.67 = -0.0551589 X $57,881.25

The Adjusted Account Value would be:

$54,688.58 = $57,881.25 - $3,192.67

A withdrawal charge of 6% would be assessed against the $50,000 original contribution:

$3,000.00 = $50,000.00 X .06

Thus, the amount payable on a full withdrawal would be:  $51,688.58 = $57,881.25 - $3,192.67 - $3,000.00

Partial Withdrawal

If instead of a full withdrawal, $20,000 was requested, we would first determine the Free Withdrawal Amount:

$5,788.13= $57,881.25 X 0.10

The amount subject to a 6% withdrawal charge (non-free amount) would be:  $14,211.87 = $20,000.00 - $5,788.13

The MVA, which is only applicable to the non-free amount, and which is subject to the 6% withdrawal charge, would be:

($783.91) = -0.0551589 X $14,211.87

The withdrawal charge would be:  $957.18 = [($14,211.87 (the non-free amount) + $783.91 (the negative MVA))/ (1 - 0.06) a factor used to calculate the 6% withdrawal charge and adjust the withdrawal charge to include a withdrawal charge on itself] - ($14,211.87+ $783.91)

Thus, the total amount of Account Value needed to provide $20,000 after the MVA and withdrawal charge would be:

$21,741.09 = $20,000.00 + $783.91+ $957.18

The value remaining in the GRO after the withdrawal would be:  $36,140.16 = $57,881.25 - $21,741.09

Examples of an Upward Market Value Adjustment:

An upward MVA results from a full or partial withdrawal that occurs when interest rates have decreased. Assume interest rates have decreased and at the time of the withdrawal, the current rate for four-year Guarantee Period is 4%.

Full Withdrawal

Upon a full withdrawal, the MVA would be:

0.0290890 = [(1 + .05)48/12 / (1 + .04 + .0025)48/12] - 1

The MVA is an increase of $1,683.71 to the value in the GRO:  $1,683.71 = .0290890 X $57,881.25

The Adjusted Account Value would be:

$59,564.96 = $57,881.25 + $1,683.71

A withdrawal charge of 6% would be assessed against the $50,000 original contribution:

$3,000.00 = $50,000.00 X .06

Thus, the amount payable on a full withdrawal would be:  $56,564.96 = $57,881.25 + $1,683.71 - $3,000.00

Partial Withdrawal

If instead of a full withdrawal, $20,000 was requested, the Free Withdrawal Amount and non-free amount would first be determined as above:

Free Amount  =  $5,788.13      Non-Free Amount =  $14,211.87

The MVA, which is only applicable to the non-free amount, and which is subject to the 5% withdrawal charge, would be:

$413.41 = 0.0290890 X $14,211.87

The withdrawal charge would be:  $880.75 = [($14,211.87 (the non-free amount) - $413.41 (the positive MVA))/ (1 - 0.06) a factor used to calculate the 6% withdrawal charge and adjust the withdrawal charge to include a withdrawal charge on itself] - ($14,211.87 - $413.41)

Thus, the total amount of Account Value needed to provide $20,000 after the MVA and withdrawal charge would be:

$20,467.34 = $20,000.00 - $413.41 + $880.75

The value remaining in the GRO after the withdrawal would be:  $37,413.91 = $57,881.25 -

$20,467.34

Actual MVAs will have a greater or lesser impact than shown in the examples, depending on the actual change in current interest rate and the timing of the withdrawal in relation to the time remaining in the Guarantee Period.

The MVA operates in a similar manner for transfers, except withdrawal charges don’t apply to transfers.

Appendix D

Parties to the Contract

Owner

•      Chooses parties to the contract.

•      Can change beneficiaries any time before death of owner or annuitant.

•      Has right to withdrawals and annuity payments while the Annuitant is alive and responsibility to pay taxes on such payments.

•      Responsible for any tax penalties for withdrawals taken before age 59½.

•      Responsible for taking required minimum distributions on qualified contracts.

Annuitant

•      Must be a natural person.

•      The measuring life for the Annuity Benefit.

•      The Annuitant’s death triggers the payment of the Death Benefit, unless there is a contingent Annuitant.

•      Has no rights under the contract.

Joint Owner (Optional)

•      Shares in all ownership rights with owner.

•      Will be co-payee on all withdrawals and annuity payments with the owner.

•      Both joint owners must execute all choices and changes to the contract.

•      If either owner or joint owner dies, both are considered to be deceased and a Distribution on Death will be paid to the owner’s beneficiary. The joint owner is not the owner’s beneficiary.

Contingent Annuitant (Optional) • Must be a natural person. If still alive when the primary Annuitant dies, will become the Annuitant under the contract. • Has no rights in the contract.

Owner’s Beneficiary

•      Must be designated by the owner as owner’s beneficiary.

•      Must receive a Distribution on Death of owner if the Annuitant is still alive.

•      Responsible for taxes on distribution.

•      If owner’s beneficiary is not alive at owner’s death, the Distribution on Death of owner is paid to the owner’s estate.

Annuitant’s Beneficiary

•      Must be designated by the owner as the Annuitant’s beneficiary.

•      Is entitled to the Death Benefit under the contract when the Annuitant dies.

•      Is generally responsible for paying any taxes due on the Death Benefit paid.

•      If Annuitant’s beneficiary is not alive at Annuitant’s death, the Death Benefit is paid to the Annuitant’s estate.

Appendix D – continued

Guide to Spousal Continuation

Owner*	Owner’s Beneficiary	Annuitant	Annuitant’s Beneficiary	Spousal Continuation Available When Owner Dies?	Spousal Continuation Available When Annuitant Dies?
Spouse 1	Spouse 2	Spouse 1	Spouse 2	Yes. Enhanced Spousal Continuation available, which includes an increase in Account Value for any enhanced Death Benefit.	Yes. Enhanced Spousal Continuation available, which includes an increase in the Account Value for any enhanced Death Benefit.
Spouse 1	Spouse 2	Spouse 2	Spouse 1	Yes. Standard Spousal Continuation only. No increase in Account Value because Annuitant is still alive.	No. Death benefit is paid to Spouse 1.
Spouse 1	Spouse 2	Spouse 1	Non-spouse	No. Death Benefit is paid to Annuitant’s beneficiary (Non-spouse).	No. Death benefit is paid to Annuitant’s beneficiary (Non-spouse).
Spouse 1	Non-spouse	Spouse 1	Spouse 2	No. Owner’s beneficiary is non-spouse.	No. Death Benefit is paid to Spouse 2.
Spouse 1	Spouse 2	Non-spouse	Non-spouse	Yes. Standard Spousal Continuation only. No increase in Account Value because Annuitant is still alive.	No. Death Benefit is paid to Annuitant’s beneficiary (Non-spouse).
Non-spouse	Non-spouse	Spouse 1	Spouse 2	No.	No. Death Benefit is paid to Spouse 2.

*In the case of joint owners, the distribution requirements are applied at the first death.

The joint owner is not the owner’s beneficiary.

Appendix E

Illustration of Guaranteed Lifetime Income Advantage

The following examples demonstrate how the Rider works, based on the stated assumptions.  These examples are for illustration only, and do not predict future investment results.

Example #1

This example illustrates the Spousal Rider where withdrawals equal to the Lifetime Payout Amount (LPA), as well as Nonguaranteed Withdrawals have been taken, an additional contribution has been made and Bonuses and Step-Ups have been applied.  It also illustrates payments for the life of the Primary and Spousal Annuitant even though the Account Value has been reduced to zero. Rounding of amounts less than $1.00 is used in this example.

Assumptions:

•                  Primary Annuitant’s age on date GLIA Rider is purchased = 55; Spousal Annuitant’s age on date GLIA Rider is purchased = 52

•                  Initial contribution = $100,000; additional contribution = $10,000 in Contract Year 10

•                  Nonguaranteed Withdrawal equal to $5,000 in Contract Year 8; Nonguaranteed Withdrawal of $776 in Contract Year 14

•                  Withdrawals equal to LPA in Contract Years 9-13, and Contract Years 15+

•                  No withdrawals were taken that would result in withdrawal charges under the contract.

•                  The contract is not a Qualified Annuity contract.

•                  The Rider remains in effect during the period covered in this example.

Contract Year	Primary Annuitant’s Age on the APD*	Spousal Annuitant’s Age on the APD	Contributions	LPA		Annual Withdrawal		Adjusted Nonguaranteed Withdrawal		Hypothetical Account Value on APD (A)	Bonus		Bonus Base		Step-Up Base		Payment Base at the end of the APD (B)
1	55	52	$100,000	N/A		$0		$0		$104,500	$4,000	(C)	$104,000	(C)	$104,500	(D)	$104,500
2	56	53		N/A		$0		$0		$107,635	$4,000	(C)	$108,000	(C)	$107,635	(D)	$108,000
3	57	54		N/A		$0		$0		$111,940	$4,000	(C)	$112,000	(C)	$111,940	(D)	$112,000
4	58	55		N/A		$0		$0		$115,310	$4,000	(C)	$116,000	(C)	$115,310	(D)	$116,000
5	59	56		N/A		$0		$0		$113,004	$4,000	(C)	$120,000	(C)	$115,310		$120,000
6	60	57		N/A		$0		$0		$113,004	$4,000	(C)	$124,000	(C)	$115,310		$124,000
7	61	58		N/A		$0		$0		$108,483	$4,000	(C)	$128,000	(C)	$115,310		$128,000
8	62	59		N/A		$5,000	(E)	$5,784	(E)	$105,653	$0		$122,216	(E)	$109,526	(E)	$122,216
9	63	60		$4,889	(F)	$4,889		$0		$100,764	$0		$122,216		$109,526		$122,216

Contract Year		Primary Annuitant’s Age on the APD*	Spousal Annuitant’s Age on the APD	Contributions		LPA		Annual Withdrawal		Adjusted Nonguaranteed Withdrawal		Hypothetical Account Value on APD (A)	Bonus	Bonus Base		Step-Up Base		Payment Base at the end of the APD (B)
10		64	61	$10,000	(G)	$5,289	(G)	$5,289		$0		$103,261	$0	$132,216	(G)	$119,526	(G)	$132,216
11		65	62			$5,289		$5,289		$0		$99,005	$0	$132,216		$119,526		$132,216
12		66	63			$5,289		$5,289		$0		$89,756	$0	$132,216		$119,526		$132,216
13		67	64			$5,289		$5,289		$0		$86,262	$0	$132,216		$119,526		$132,216
14		68	65			$5,289		$6,065	(H)	$1,254	(H)	$81,060	$0	$130,962	(H)	$118,272	(H)	$130,962
15		69	66			$5,238	(H)	$5,238		$0		$76,632	$0	$130,962		$118,272		$130,962
16		70	67			$5,238		$5,238		$0		$74,459	$0	$130,962		$118,272		$130,962
17		71	68			$5,238		$5,238		$0		$69,965	$0	$130,962		$118,272		$130,962
18		72	69			$5,238		$5,238		$0		$63,327	$0	$130,962		$118,272		$130,962
19		73	70			$5,238		$5,238		$0		$54,922	$0	$130,962		$118,272		$130,962
20		74	71			$5,238		$5,238		$0		$51,881	$0	$130,962		$118,272		$130,962
21		75	72			$5,238		$5,238		$0		$46,124	$0	$130,962		$118,272		$130,962
22		76	73			$5,238		$5,238		$0		$42,269	$0	$130,962		$118,272		$130,962
23		77	74			$5,238		$5,238		$0		$38,298	$0	$130,962		$118,272		$130,962
24		78	75			$5,238		$5,238		$0		$31,528	$0	$130,962		$118,272		$130,962
25		79	76			$5,238		$5,238		$0		$24,713	$0	$130,962		$118,272		$130,962
26		80	77			$5,238		$5,238		$0		$18,733	$0	$130,962		$118,272		$130,962
27		81	78			$5,238		$5,238		$0		$14,431	$0	$130,962		$118,272		$130,962
28		82	79			$5,238		$5,238		$0		$9,626	$0	$130,962		$118,272		$130,962
29		83	80			$5,238		$5,238		$0		$4,195	$0	$130,962		$118,272		$130,962
30		84	81			$5,238	(I)	$5,238		$0		$0	$0	$130,962		$118,272		$130,962
31	+	85	82			$5,238		$5,238		$0		$0	$0	$130,962		$118,272		$130,962

*APD = Annual Processing Date

(A)  The hypothetical Account Value includes deduction of all fees and is after any applicable withdrawal.

(B)  The Payment Base is always the greater of the Bonus Base and Step-Up Base.

(C)  A Bonus was added to the Bonus Base in Contract Years 1 - 7 because no withdrawals were taken during those Contract Years.  The Bonus amount is the Bonus Percentage, which is 4.00% in each of these years, times the total contributions minus total withdrawals, which is $100,000 for each year.

For example, the Bonus in Contract Year 1 is calculated as follows:

•                  4.00% (Bonus Percentage) X $100,000 (total contributions) — 4.00% (Bonus Percentage) X $0 (total withdrawals) = $4,000 Bonus amount.  This calculation is the same in each of the 7 years.

The Bonus Base after the Bonus in Contract Year 1 is $100,000+ $4,000 = $104,000; the Bonus Base after the Bonus in Contract Year 2 is $104,000+ $4,000 = $108,000; the Bonus Base after the Bonus in Contract Year 3 is $108,000+ $4,000 = $112,000; the Bonus Base after the Bonus in Contract Year 4 is $112,000+ $4,000 = $116,000; the Bonus Base after the Bonus in Contract Year 5 is $116,000+ $4,000 = $120,000; the Bonus Base after the Bonus in Contract Year 6 is $120,000+ $4,000 = $124,000; the Bonus Base after the Bonus in Contract Year 7 is $124,000+ $4,000 = $128,000.

(D)  In Contract Year 1, the Step-Up Base increases to $104,500 because the hypothetical Account Value ($104,500) is larger than the Step-Up Base in Contract Year 1($100,000).  After the Step-Up, the Step-Up Base ($104,500) is larger than the Bonus Base ($104,000) and therefore the Payment Base is equal to the Step-Up Base of $104,500.  In Contract Years 2-4, the Step-Up Base increases to the Account Value, because the Account Value is larger than the previous years’ Step-Up Base, however the Payment Base is not affected because the Bonus Base is higher than the Step-Up Base in each Contract Year.  In Contract Years 5+, the Step-Up Base is always larger than the Account Value, and thus is not stepped up.

(E)  In Contract Year 8, the younger spouse has not yet reached age 60.  Therefore, the withdrawal in the amount of $5000 is a Nonguaranteed Withdrawal.  The Adjusted Nonguaranteed Withdrawal amount is the Nonguaranteed Withdrawal amount multiplied by the greater of 1 or the ratio of the Payment Base to Account Value, where both values are calculated immediately before the Nonguaranteed Withdrawal.  It is calculated as follows:

•                  $5,000 (Nonguaranteed Withdrawal amount) x 1.1568 ($128,000 Payment Base divided by $110,653 Account Value [$105,653+ $5,000]) = $5,784 (Adjusted Nonguaranteed Withdrawal amount)

The Bonus Base and the Step-Up Base (and therefore the payment Base) are reduced by the amount of the Adjusted Nonguaranteed Withdrawal:

•                  $128,000 Bonus Base — $5,784 Adjusted Nonguaranteed Withdrawal amount = $122,216 Bonus Base after the Nonguaranteed Withdrawal

•                  $115,310 Step-Up Base - $5,784 Adjusted Nonguaranteed Withdrawal amount = $109,526 Step-Up Base after the Nonguaranteed Withdrawal

(F)  In Contract Year 9, the LPA is determined, since this is the first withdrawal on or after the Age 60 Contract Anniversary.  The LPA is the Withdrawal Percentage times the Payment Base:

•                  4.0% (Withdrawal Percentage) X $122,216 (Payment Base) =$4,889 (LPA)

(G)  The $10,000 additional contribution made at the beginning of Contract Year 10 increases the Bonus Base and Step-Up Base (and therefore the Payment Base) dollar-for-dollar.

•                  $122,216 Bonus Base + $10,000 additional contribution amount = $132,216 Bonus Base after the additional contribution.

•                  $109,526 Step-Up Base + $10,000 additional contribution amount = $119,526 Step-Up Base after the additional contribution.

The LPA is recalculated using the Withdrawal Percentage times the Payment Base after the additional contribution:

•                  4.0% (Withdrawal Percentage) X $132,216 (Payment Base) =$5,289 (LPA)

(H)  In Contract Year 14, A Nonguaranteed Withdrawal in the amount of $776 ($6,065 amount withdrawn - $5,289 LPA) is taken.  The Adjusted Nonguaranteed Withdrawal amount is the Nonguaranteed Withdrawal amount multiplied by the greater of 1 or the ratio of the Payment Base to Account Value, where both values are calculated immediately before the Nonguaranteed Withdrawal.  It is calculated as follows:

•                  $776 (Nonguaranteed Withdrawal amount) x  1.6156 ($132,216 Payment Base divided by $81,836 Account Value [$81,060+ $776]) = $1,254 (Adjusted Nonguaranteed Withdrawal amount)

The Bonus Base and Step-Up Base (and therefore the Payment Base) are reduced by the Adjusted Nonguaranteed Withdrawal amount:

•                  $132,216 Bonus Base - $1,254 Adjusted Nonguaranteed Withdrawal amount = $130,962 Bonus Base after the Nonguaranteed Withdrawal.

•                  $119,526 Step-Up Base - $1,254 Adjusted Nonguaranteed Withdrawal amount = $118,272 Step-Up Base after the Nonguaranteed Withdrawal

The LPA is recalculated after the withdrawal as 4.0% of the Payment Base after the withdrawal: $130,962 x 4.0% = $5,238.

(I)  In Contract Year 30, the Account Value is reduced to zero; however the Payment Base is greater than zero.  Therefore, the Rider enters Guaranteed Payment Phase and payments of the LPA continue.

Example #2

This example illustrates the Individual Rider where withdrawals equal to the LPA, as well as Nonguaranteed Withdrawals have been taken, and Bonuses have been applied.  It also illustrates the termination of the rider if the Account Value is reduced to zero by a Nonguaranteed Withdrawal.  Rounding of amounts less than $1.00 is used in this example.

Assumptions:

•                  Annuitant’s age on date GLIA Rider is purchased = 55

•                  Initial contribution = $100,000; no additional contributions

•                  Withdrawals equal to LPA in Contract Years 6-7, 9-13

•                  Nonguaranteed Withdrawal in Contract Year 8 in the amount of $20,200

•                  Full Account Value withdrawn in Contract Year 14

•                  No withdrawals were taken that would result in withdrawal charges under the contract.

•                  The contract is not a Qualified Annuity contract.

•                  The Rider remains in effect during the period covered in this example.

Contract Year	Annuitant’s Age on APD*	Contributions	LPA		Annual Withdrawal		Adjusted Nonguaranteed Withdrawal		Hypothetical Account Value on APD (A)	Bonus		Bonus Base		Step-Up Base		Payment Base at the end of the APD (B)
1	55	$100,000	N/A		$0		$0		$99,000	$4,000	(C)	$104,000	(C)	$100,000	(D)	$104,000
2	56		N/A		$0		$0		$98,010	$4,000	(C)	$108,000	(C)	$100,000		$108,000
3	57		N/A		$0		$0		$95,070	$4,000	(C)	$112,000	(C)	$100,000		$112,000
4	58		N/A		$0		$0		$92,218	$4,000	(C)	$116,000	(C)	$100,000		$116,000
5	59		N/A		$0		$0		$91,295	$4,000	(C)	$120,000	(C)	$100,000		$120,000
6	60		$4,800	(E)	$4,800	(E)	$0		$87,408	$0		$120,000		$100,000		$120,000
7	61		$4,800		$4,800		$0		$83,482	$0		$120,000		$100,000		$120,000
8	62		$4,800		$25,000	(F)	$30,484	(F)	$59,317	$0		$89,516	(F)	$69,516	(F)	$89,516
9	63		$3,581	(F)	$3,581		$0		$55,143	$0		$89,516		$69,516		$89,516
10	64		$3,581		$3,581		$0		$51,011	$0		$89,516		$69,516		$89,516
11	65		$3,581		$3,581		$0		$44,880	$0		$89,516		$69,516		$89,516
12	66		$3,581		$3,581		$0		$41,748	$0		$89,516		$69,516		$89,516
13	67		$3,581		$3,581		$0		$38,168	$0		$89,516		$69,516		$89,516
14	68		$3,581		$38,168	(G)	N/A		$0	$0		$0		$0		$0
15	69		$0		$0		$0		$0	$0		$0		$0		$0

*APD = Annual Processing Date

(A)  The hypothetical Account Value includes deduction of all fees and is after any applicable withdrawal.

(B)  The Payment Base is always the greater of the Bonus Base and Step-Up Base.

(C)  A Bonus was added to the Bonus Base in Contract Years 1 - 5 because no withdrawals were taken during those Contract Years.  The Bonus amount is the Bonus Percentage, which is 4.00% in each of these years, times the total contributions minus total withdrawals, which is $100,000 for each year.

For example, the Bonus in Contract Year 1 is calculated as follows:

•                  4.00% (Bonus Percentage) X $100,000 (total contributions) — 4.00% (Bonus Percentage) X $0 (total withdrawals) = $4,000 Bonus amount. This calculation is the same in each of the 5 years.

The Bonus Base after the Bonus in Contract Year 1 is $100,000+ $4,000 = $104,000; the Bonus Base after the Bonus in Contract Year 2 is $104,000+ $4,000 = $108,000; the Bonus Base after the Bonus in Contract Year 3 is $108,000+ $4,000 = $112,000; the Bonus Base after the Bonus in Contract Year 4 is $112,000+ $4,000 = $116,000; the Bonus Base after the Bonus in Contract Year 5 is $116,000+ $4,000 = $120,000.

(D)  In each Contract Year, the hypothetical Account Value is less than the Step-Up Base and thus, the Step-Up Base is not stepped up.

(E)  In Contract Year 6, the LPA is determined, since this is the first withdrawal on or after the Age 60 Contract Anniversary.  The LPA is the Withdrawal Percentage times the Payment Base:

•                  4.0% (Withdrawal Percentage) X $120,000 (Payment Base) =$4,800 (LPA)

(F) A Nonguaranteed Withdrawal in the amount of $20,200 ($25,000 amount withdrawn - $4,800 LPA) is taken in Contract Year 8.  The Adjusted Nonguaranteed Withdrawal amount is the Nonguaranteed Withdrawal amount multiplied by the greater of 1 or the ratio of the Payment Base to Account Value, where both values are calculated immediately before the Nonguaranteed Withdrawal.  It is calculated as follows:

•                  $20,200 (Nonguaranteed Withdrawal amount) x 1.5091 ($120,000 Payment Base divided by $79,517 Account Value [$59,317+ $20,200]) = $30,484 (Adjusted Nonguaranteed Withdrawal amount)

The Bonus Base and Step-Up Base (and therefore the Payment Base) are reduced by the Adjusted Nonguaranteed Withdrawal amount.

•                  $120,000 Bonus Base - $30,484 Adjusted Nonguaranteed Withdrawal amount = $89,516 Bonus Base after the Nonguaranteed Withdrawal

•                  $100,000 Step-Up Base - $30,484 Adjusted Nonguaranteed Withdrawal amount = $69,516 Step-Up Base after the Nonguaranteed Withdrawal

The LPA is recalculated after the withdrawal as 4.0% of the Payment Base after the withdrawal: $89,516 x 4.0% = $3,851.

(G)  A Nonguaranteed withdrawal reduces the Account Value to zero in Contract Year 14 and the Rider and annuity contract terminate.

Appendix F

Illustration of Enhanced Earnings Benefit

Example #1 - The following is a hypothetical example of how the EEB works:

Assumptions:

•                  Annuitant was age 60 on the Contract Date (40% benefit)

•                  Initial contribution = $100,000

•                  No additional contributions

•                  No withdrawals

•                  Hypothetical Account Value at the time the Death Benefit is calculated = $125,000

Based on these assumptions stated above:

•                  The gain in the contract is = $25,000 ($125,000-$100,000 =$25,000)

•                  Benefit paid would be $10,000 ($25,000 x 40%)

Example #2 - The following is an example of how the EEB will be calculated and paid in conjunction with the standard Death Benefit under this contract.

Assumptions:

•                  Annuitant was age 60 on the Contract Date (40% benefit)

•                  Initial contribution = $50,000

•                  No additional contributions

•                  No withdrawals

•                  Hypothetical Account Value at the time the Death Benefit is calculated = $60,000

•                  Highest anniversary Account Value = $70,000

Based on these assumptions:

•                  the gain in the contract is $10,000 ($60,000 – $50,000);

•                  the EEB is $4,000 (40% x $10,000); and thus

•                  the total payment to the beneficiaries is $74,000 ($70,000 + $4,000)

STATEMENT OF ADDITIONAL INFORMATION

December 30, 2011

Pinnacle (before April 30, 1998)

Pinnacle III (May 1, 1998 to July 16, 2001; only version sold in Oregon)

Pinnacle IV (July 16, 2001 to April 30, 2007)

Pinnacle V (May 1, 2007 to December 31, 2011)

Deferred Flexible Premium Variable Annuities

Issued By Integrity Life Insurance Company

Through Separate Account I of Integrity Life Insurance Company

This Statement of Additional Information (SAI) is not a prospectus.  It should be read in conjunction with the variable annuity prospectus dated December 30, 2011.

A copy of the prospectus to which this SAI relates is available at no charge by writing the Administrative Office at Integrity Life Insurance Company, P.O. Box 5720, Cincinnati, Ohio 45201-5720, or by calling 1-800-325-8583.

General Information and History

Integrity Life Insurance Company (Integrity) is an Ohio life insurance company organized on May 3, 1966. Its principal executive offices are located at 400 Broadway, Cincinnati, Ohio 45202.  Integrity, the depositor of Separate Account I, is a wholly owned subsidiary of The Western and Southern Life Insurance Company (WSLIC), an Ohio life insurance company organized on February 23, 1888.  WSLIC is a wholly owned subsidiary of Western & Southern Financial Group, Inc., an Ohio corporation, which is wholly owned by Western & Southern Mutual Holding Company, an Ohio mutual insurance holding company.

Administration and Distribution of the Contracts

Administration

Integrity has responsibility for administration of Separate Account I (the Separate Account) and the variable annuity contracts issued through the Separate Account (Contracts).  Integrity has entered into Service Agreements with WSLIC and IFS Financial Services, Inc., which is an affiliated company, to provide certain services, including administrative services for the Separate Account and the Contracts.  Compensation for these services, which are paid by Integrity, is based on the charges and expenses incurred by the service provider, and will reflect actual costs to the extent reasonably possible.

Custodian

Integrity is the custodian of the assets of the Separate Account.  The shares are held in book-entry form. Integrity maintains a record of all purchases and redemptions of shares of the underlying portfolios.

Underwriter

Touchstone Securities, Inc. (Touchstone Securities), 303 Broadway, Suite 1100, Cincinnati, Ohio 45202, an indirect subsidiary of WSLIC and an affiliate of Integrity, is the principal underwriter of the Contracts.  Touchstone Securities is registered under the Securities Exchange Act of 1934 as a broker-dealer and is a member in good standing of the Financial Industry Regulatory Authority (FINRA).  The Contracts are offered through Touchstone Securities on a continuous basis.  The amount of distribution allowances paid to Touchstone Securities from Integrity for underwriting its variable annuities was $4,664,599 in 2010, $4,288,346 in 2009 and $5,451,388 in 2008.  Touchstone Securities did not retain distribution allowances during these years.

Sales

The Contracts are sold by insurance agents licensed in the states where the Contracts may be lawfully sold.  The agents are also registered representatives of broker-dealers, which are registered under the Securities Exchange Act of 1934 and are members of FINRA.

We make payments to the broker-dealer firms that distribute our Contracts in the form of commissions and other incentives.  In addition to the commissions described in the prospectus, we pay up to a 1.00% annual trail commission on certain Contracts issued before January 1, 2009 to certain producers who qualify for a program called “Dynasty Trail.”  Currently, active registered representatives who have previously qualified for this program, have at least $4,000,000.00 of business with us and maintain 90% of that business with us and meet both these standards at the end of each quarter will receive this additional commission. Qualifying requirements are higher in years following 2009 and producers not qualified by 2012 will not be eligible to participate. This program may be changed.

We may also make additional payments in the form of expense reimbursements or marketing allowances to the broker-dealers that distribute our Contracts in exchange for privileges, including additional or special access to broker-dealers’ sales staff, opportunities to provide and attend training and other conferences, and marketing enhancements of our Contracts.  The method for calculating any additional compensation may include consideration of the level of sales or assets attributable to the firm.  Not all broker-dealers receive additional compensation and the amount of compensation varies by firm.  These payments could be significant to a firm, and could be a conflict of interest.  We generally choose to compensate broker-dealers that have a strong capability to distribute the Contracts and that are willing to cooperate with our promotional efforts.

The following list includes the names of firms that received expense reimbursement or marketing allowance payments of more than $5,000 with respect to variable annuities sold for Integrity and its wholly owned subsidiary National Integrity Life Insurance Company during the last calendar year.

American Portfolios Financial Services, Inc.	M&T Securities, Inc.
BancWest Investment Services, Inc.	Nationwide Planning Associates, Inc.
Cuso Financial Services, L.P.	Raymond James Financial, Inc.
Cadaret, Grant & Co., Inc.	Securities America, Inc.
Hancock Investment Services, Inc.	Stifel, Nicolaus and Company, Incorporated
LPL Financial Corporation	US Bancorp Investments

Performance Data and Illustrations

We may provide performance information and illustrations using performance information.  Performance information may be based on historical returns of the Variable Account Options.  At any time in the future, performance will likely be higher or lower than in the past.  Historical performance does not predict future results.

Performance Data

In advertisements or in information furnished to you, we may provide the average annual total return and the cumulative total return of the units of the Variable Account Options. The money market option may also from time to time include the yield and effective yield of its units.  Performance information is computed separately for each Variable Account Option in accordance with the formulas described below.

Total return reflects all aspects of the return of a Variable Account Option, including the automatic reinvestment of all distributions and the deduction of all charges that apply on an annual basis.  Performance represents annualized percentage change in net assets of a Variable Account Option, based on a hypothetical $1,000 investment, the performance of the underlying portfolios and the charges that would have been made during the periods shown.  Premium taxes, if applicable, are not reflected.  Returns are not annualized for periods less than one year.

2

Average annual total returns are calculated by determining the growth or decline in value of a hypothetical investment in the Variable Account Option over certain periods, including 1, 3, 5, and 10 years and then calculating the annually compounded percentage rate that would have produced the same result if the rate of growth or decline in value had been constant over the period.

Investors should realize that a Variable Account Option’s performance is not constant over time, but changes from year to year, and that the average annual returns represent the averages of historical periods as opposed to the actual historical performance of a Variable Account Option during any portion of the period shown.  Average annual returns are calculated using this formula:

P (1+T)n = ERV, where P is a hypothetical initial payment of $1,000, T is the average annual total return, n is the number of years, and ERV is the redeemable value at the end of the period.

Standardized returns are average annual total returns calculated from the Variable Account Inception Date which represents the date the Variable Account Option was available in the Contract.  Standardized returns reflect the standard death benefit and the deduction of all Contract expenses, including portfolio level expenses, the annual mortality and expense risk charge, annual administration charge and the withdrawal charge.

Non-standardized returns are calculated from the Fund Inception Date, which represents the inception date of the underlying fund, rather than the date it was included in the Contract.  Performance that predates the inclusion in the Contract is hypothetical and has been adjusted to include Contract expenses. Two sets of non-standardized returns may be presented, each reflecting the standard death benefit and the deduction of portfolio level expenses, the annual mortality and expense risk charge and the annual administration charge.  One set also reflects the withdrawal charge.

Cumulative total returns are unaveraged and reflect the simple percentage change in the value of a hypothetical investment in the Variable Account Option over a stated period of time.  In addition to the period since inception, cumulative total returns may be calculated on a year-to-date basis at the end of each calendar month in the current calendar year.  The last day of the period for year-to-date returns is the last day of the most recent calendar month at the time of publication.

Yields quoted in advertising reflect the change in value of a hypothetical investment in a Variable Account Option over a stated period of time, not taking into account capital gains or losses, or any withdrawal charges.  Yields are annualized and stated as a percentage.

Current yield and effective yield are calculated for the money market option.  Current yield is based on the change in the value of a hypothetical investment (exclusive of capital changes) over a particular 7-day period, less Contract charges that would have applied during the period (the base period), and stated as a percentage of the investment at the start of the base period (the base period return).  The base period return is then annualized by multiplying by 365/7, with the resulting yield figure carried to at least the nearest hundredth of one percent.

Effective yield assumes that all dividends received during an annual period have been reinvested.  This compounding effect causes effective yield to be higher than current yield.  Calculation of effective yield begins with the same base period return used in the calculation of current yield, which is then annualized to reflect weekly compounding pursuant to the following formula:

Effective Yield = [(Base Period Return + 1)365/7] — 1

Individualized Illustrations

Integrity may provide computer-generated illustrations using programs available through third party firms to provide registered representatives and existing or potential Contracts owners with individualized hypothetical illustrations.  The illustrations may include contract values and returns for some or all of the Variable Account Options.  Such illustrations may include graphs, bar charts and other types of formats.

Hypothetical values may be based on: (i) the results of a hypothetical contribution to a Contract invested in a single or multiple Variable Account Options using standardized and non-standardized average annual

3

returns; or (ii) the results of a hypothetical contribution to a Contract using either static or variable assumed rates of return, as allowed by law.

4

Distributions Under Tax-Favored Retirement Programs

Distributions from tax-favored plans are subject to certain restrictions.  Participants in qualified plans (other than IRAs), with the exception of five-percent owners, must begin receiving distributions by April 1 of the calendar year following the later of either (i) the year in which the participant reaches age 70½ or (ii) the calendar year in which the participant retires.  Owners of traditional IRAs and 5% owners of qualified plans must begin receiving distributions by April 1 of the calendar year following the year in which the owner or participant reaches age 70½.  Distribution from certain TSA plans can be deferred until age 75.  Additional distribution rules apply after the participant’s death.  If you do not take mandatory distributions you may owe a 50% penalty tax on any difference between the required distribution amount and the amount distributed.  There are no mandatory distributions by owners from Roth IRAs.

Distributions from qualified plans (other than traditional IRAs) to an employee, surviving spouse, or former spouse who is an alternate payee under a qualified domestic relations order (payee), in the form of a lump sum settlement, partial withdrawal or periodic annuity payments for a fixed period of fewer than 10 years, are subject to mandatory federal income tax withholding of 20% of the taxable amount of the distribution, unless (i) the payee directs the transfer of such amounts to another qualified plan or Traditional IRA; or (ii) the payment is a minimum distribution required under the Internal Revenue Code. The taxable amount is the amount of the distribution less the amount allocable to after-tax contributions.  All other types of taxable distributions are subject to a 10% federal income tax withholding unless the payee elects not to have withholding apply.

We are not permitted to make distributions from a Contract unless a request has been made.  It is therefore your responsibility to comply with the minimum distribution rules.  You should consult your tax adviser regarding these rules and their proper application.

The above description of the minimum distribution requirements and the federal income tax consequences of distributions from tax-favored retirement plans which may be funded by the Contract is only a brief summary and is not intended as tax advice.  The rules governing the provisions of plans are extremely complex and often difficult to comprehend.  If you do not fully comply with all applicable rules, which are subject to change, you may suffer adverse tax consequences.  You should consult a qualified and competent tax adviser prior to adopting a plan or purchasing a Contract in connection with a tax-favored plan.

Financial Statements

The financial statements of Separate Account I of Integrity Life Insurance Company as of December 31, 2010, and for the periods indicated in the financial statements, Separate Account II of Integrity Life Insurance Company as of December 31, 2010, and for the periods indicated in the financial statements, the statutory-basis financial statements of Integrity Life Insurance Company as of December 31, 2010 and 2009 and for each of the three years in the period ended December 31, 2010, and the statutory-basis financial statements of The Western and Southern Life Insurance Company (WSLIC) as of December 31, 2010 and 2009 and for each of the three years in the period ended December 31, 2010, included in this Statement of Additional Information have been audited by Ernst & Young LLP, 312 Walnut Street, Cincinnati, Ohio 45202, independent registered public accounting firm, as set forth in their reports included thereon.  These financial statements are included in this registration statement in reliance on the reports of Ernst & Young LLP given on the authority of such firm as experts in accounting and auditing.

You should distinguish the financial statements of Integrity from the financial statements of the Separate Account and consider the Integrity financial statements only as they relate to the ability of Integrity to meet its obligations under the Contracts.  You should consider the financial statements of WSLIC as bearing only on the ability of WSLIC to meet its obligations under its guarantee to Integrity policy holders dated March 3, 2000.  You should not consider the Integrity or WSLIC financial statements as relating to the investment performance of the assets held in the Separate Account.

5

October 2011

PART C - Other Information

Item 24.                     Financial Statements and Exhibits

(a)          Financial Statements included in Part A:

Condensed Financial Information for the Portfolios

Financial Statements included in Part B: [TO BE FILED BY SUBSEQUENT PRE-EFFECTIVE AMENDMENT PRIOR TO DECEMBER 30, 2011]

Separate Account I of Integrity Life Insurance Company:

Report of Independent Registered Public Accounting Firm

Statements of Assets and Liabilities as of December 31, 2010

Statements of Operations for the Year Ended December 31, 2010

Statements of Changes in Net Assets for the Years Ended December 31, 2010 and 2009

Notes to Financial Statements

Separate Account II of Integrity Life Insurance Company:

Report of Independent Registered Public Accounting Firm

Statements of Assets and Liabilities as of December 31, 2010

Statements of Operations for the Year Ended December 31, 2010

Statements of Changes in Net Assets for the Years Ended December 31, 2010 and 2009

Notes to Financial Statements

Description of Separate Account Merger Impact on Financial Statement Presentation

Integrity Life Insurance Company (Depositor):

Report of Independent Registered Public Accounting Firm

Balance Sheets (Statutory-Basis) as of December 31, 2010 and 2009

Statements of Operations (Statutory-Basis) for the Years Ended December 31, 2010, 2009 and 2008

Statements of Changes in Capital and Surplus (Statutory-Basis) for the Years Ended December 31, 2010, 2009 and 2008

Statements of Cash Flow (Statutory-Basis) for the Years Ended December 31, 2010, 2009 and 2008

Notes to Financial Statements (Statutory-Basis)

The Western and Southern Life Insurance Company (Guarantor):

Report of Independent Registered Public Accounting Firm

Balance Sheets (Statutory-Basis) as of December 31, 2010 and 2009

Statements of Operations (Statutory-Basis) for the Years Ended December 31, 2010, 2009 and 2008

Statements of Changes in Capital and Surplus (Statutory-Basis) for the Years Ended December 31, 2010, 2009 and 2008

Statements of Cash Flow (Statutory-Basis) for the Years Ended December 31, 2010, 2009 and 2008

Notes to Financial Statements (Statutory-Basis)

(b)  Exhibits:

The following exhibits are filed herewith or incorporated by reference as indicated:

1.               Resolutions of the Board of Directors of Integrity Life Insurance Company (Integrity) authorizing the establishment of Separate Account I, the Registrant.  Incorporated by reference to Exhibit 99.1 to Registrant’s Post-Effective Amendment No. 15 to registration statement on Form N-4 (File No. 333-44876), filed November 7, 2008.

2.               Not applicable.

3.

a.         Form of Selling/General Agent Agreement between Integrity, Touchstone Securities, Inc. and broker dealers.  Incorporated by reference to Exhibit 99.3(A) to Registrant’s Post-Effective Amendment No. 11 to

registration statement on Form N-4 (File No. 333-44876), filed July 19, 2006.

b.        Variable Contract Principal Underwriter Agreement with Touchstone Securities, Inc. dated January 1, 2006.  Incorporated by reference to Exhibit 99.3(B) to Registrant’s Post-Effective Amendment No. 27 to registration statement on Form N-4 (File No. 033-51268), filed February 12, 2007.

4.

a.         Form of variable annuity contract.  Incorporated by reference to Exhibit 99.4(A) to Registrant’s initial registration statement on Form N-4 (File No. 333-175480), filed July 12, 2011.

b.        Form of Guaranteed Minimum Accumulation Benefit Rider.  Incorporated by reference to Exhibit 99.4(H) to Registrant’s Post-Effective Amendment No. 25 to registration statement on Form N-4 (File No. 033-51268), filed February 17, 2006.

c.         Form of Guaranteed Minimum Withdrawal Benefit and Schedule Page.  Incorporated by reference to Exhibit 99.4(C) to Registrant’s Post-Effective Amendment No. 27 to registration statement on Form N-4 (File No. 033-51268), filed February 12, 2007.

d.        Form of Individual Guaranteed Lifetime Withdrawal Benefit and Schedule Page.  Incorporated by reference to Exhibit 99.4(D) to Registrant’s Post-Effective Amendment No. 35 to registration statement on Form N-4 (File No. 033-51268), filed April 27, 2011.

e.         Form of Spousal Guaranteed Lifetime Withdrawal Benefit and Schedule Page.  Incorporated by reference to Exhibit 99.4(E) to Registrant’s Post-Effective Amendment No. 35 to registration statement on Form N-4 (File No. 033-51268), filed April 27, 2011.

5.               Form of Application.  Incorporated by reference to Exhibit 99.5 to Registrant’s Post-Effective Amendment No. 34 to registration statement on form N-4 (File No. 033-51268), filed April 23, 2010.

6.

a.               Certificate of Incorporation of Integrity.  Incorporated by reference to Exhibit 99.6(A) to Registrant’s Post-Effective Amendment No. 11 to registration statement on Form N-4 (File No. 333-44876), filed on July 19, 2006.

b.              By-Laws of Integrity.  Incorporated by reference to Exhibit 99.6(B) to Registrant’s Post-Effective Amendment No. 11 to registration statement on Form N-4 (File No. 333-44876), filed July 19, 2006.

7.

a.               Reinsurance Agreement between Integrity and Connecticut General Life Insurance Company effective January 1, 1995.  Incorporated by reference to Exhibit 99.7(A) to Registrant’s Post Effective Amendment No. 5 to registration statement on Form N-4 (File No. 033-56654), filed May 1, 1996.

b.              Amendments dated May 1, 1996, June 12, 1998, September 24, 1999 and May 1, 2000 to Reinsurance Agreement between Integrity and Connecticut General Life Insurance Company effective January 1, 1995.  Incorporated by reference to Exhibit 99.7(B) to Post-Effective Amendment No. 34 on Form N-4 (File No. 033-56654), filed April 24, 2009.

c.               Reinsurance Agreement between Integrity and Connecticut General Life Insurance Company effective January 1, 1997 and amendments dated October 1, 1997, June 12, 1998, September 24, 1999  and May 1, 2000  to that Reinsurance Agreement. Incorporated by reference to Exhibit 99.7(C) to Post-Effective Amendment No. 34 on Form N-4 (File No. 033-56654), filed April 24, 2009.

8.

a.               Amended and Restated Participation Agreement among Variable Insurance Products Funds, Fidelity Distributors Corporation and Integrity dated August 10, 2007.  Incorporated by reference to Exhibit 99.8(A) to Registrant’s Post-Effective Amendment No. 14 to registration statement on Form N-4 (File No. 333-44876), filed April 23, 2008.

b.              Amendment No. 1 to Amended and Restated Participation Agreement among Variable Insurance Products Funds, Fidelity Distributors Corporation and Integrity dated August 10, 2007.  Incorporated by reference to Exhibit 99.8(B) to Registrant’s Post-Effective Amendment No. 14 to registration statement on Form N-4 (File No. 333-44876), filed April 23, 2008.

c.               Service Agreement between Fidelity Investments Institutional Operations Company, Inc. and Integrity dated May 1, 2007.  Incorporated by reference to Exhibit 99.8(C) to Registrant’s Post-Effective Amendment No. 14 to registration statement on Form N-4 (File No. 333-44876), filed April 23, 2008.

d.              Rule 22c-2 Agreement between Fidelity Distributors Corporation and Integrity dated March 26, 2007. Incorporated by reference to Exhibit 99.8(D) to Registrant’s Post-Effective Amendment No. 14 to registration statement on Form N-4 (File No. 333-44876), filed April 23, 2008.

e.               Participation Agreement among Franklin Templeton Variable Insurance Products Trust, Franklin Templeton Distributors, Inc., Touchstone Securities, Inc. and Integrity dated January 6, 2003.  Incorporated by reference to Exhibit 99.8(E) to Registrant’s Post-Effective Amendment No. 25 to registration statement on form N-4 (File No. 033-51268), filed February 17, 2006.

f.                 Amendment No.1 to Participation Agreement among Franklin Templeton Variable Insurance Products Trust, Franklin Templeton Distributors, Inc., Touchstone Securities, Inc. and Integrity dated May 3, 2004.  Incorporated by reference to Exhibit 99.8(F) to Registrant’s Post-Effective Amendment No. 34 to registration statement on form N-4 (File No. 033-51268), filed April 23, 2010.

g.              Amendment No. 3 to Participation Agreement among Franklin Templeton Variable Insurance Products Trust, Franklin Templeton Distributors, Inc., Touchstone Securities, Inc. and Integrity dated May 1, 2007.  Incorporated by reference to Exhibit 99.8(F) to Registrant’s Post-Effective Amendment No. 14 to registration statement on Form N-4 (File No. 333-44876), filed April 23, 2008.

h.              Amendment No. 4 to Participation Agreement among Franklin Templeton Variable Insurance Products Trust, Franklin Templeton Distributors, Inc., Touchstone Securities, Inc. and Integrity dated November 29, 2007.  Incorporated by reference to Exhibit 99.8(G) to Registrant’s Post-Effective Amendment No. 14 to registration statement on Form N-4 (File No. 333-44876), filed on April 23, 2008.

i.                  Amendment No 5 to Participation Agreement among Franklin Templeton Variable Insurance Products Trust, Franklin Templeton Distributors, Inc., Touchstone Securities, Inc. and Integrity dated November 29, 2010.  Incorporated by reference to Exhibit 99.8(I) to Registrant’s Post-Effective Amendment No. 35 to registration statement on Form N-4 (File No. 033-51268), filed April 27, 2011.

j.                  Fund Participation Agreement among JPMorgan Insurance Trust, JPMorgan Investment Advisors Inc., J.P. Morgan Investment Management Inc., JPMorgan Funds Management, Inc. and Integrity dated April 24, 2009.  Incorporated by reference to Exhibit 99.8(H) to Registrant’s Post-Effective Amendment No. 32 to registration statement on Form N-4 (File No. 033-51268), filed April 24, 2009.

k.               Supplemental Payment Agreement between JPMorgan Investment Advisors Inc., J.P. Morgan Investment Management Inc. and Integrity dated April 24, 2009.  Incorporated by reference to Exhibit 99.8(I) to Registrant’s Post-Effective Amendment No. 32 to registration statement on Form N-4 (File No. 033-51268), filed April 24, 2009.

l.                  Participation Agreement among PIMCO Variable Insurance Trust, Allianz Global Investors Distributors LLC and Integrity dated January 1, 2008.  Incorporated by reference to Exhibit 99.8(D) to Registrant’s Post-Effective Amendment No. 30 to registration statement on Form N-4 (File No. 033-56654), filed December 5, 2007.

m.            Novation of and Amendment to Participation Agreement among PIMCO Variable Insurance Trust, Allianz Global Investors Distributors LLC, PIMCO Investments LLC and Integrity dated April 1, 2011. Incorporated by reference to Exhibit 99.8(M) to Registrant’s Post-Effective Amendment No. 35 to registration statement on Form N-4 (File No. 033-51268), filed April 27, 2011.

n.              Selling Agreement between Allianz Global Investors Distributors LLC and Integrity dated January 1, 2008.  Incorporated by reference to Exhibit 99.8(E) to Registrant’s Post-Effective Amendment No. 30 to registration statement on Form N-4 (File No. 033-56654), filed December 5, 2007.

o.              Services Agreement between Pacific Investment Management Company LLC and Integrity dated January 1, 2008.  Incorporated by reference to Exhibit 99.8(F) to Registrant’s Post-Effective Amendment No. 30 to registration statement on Form N-4 (File No. 033-56654), filed December 5, 2007.

p.              Termination, New Agreements and Amendments Relating to Intermediary Agreements for PIMCO Variable Insurance Trust among Allianz Global Investors Distributors LLC, PIMCO Investments LLC and Integrity dated April 1, 2011.  Incorporated by reference to Exhibit 99.8(P) to Registrant’s Post-Effective Amendment No. 35 to registration statement on Form N-4 (File No. 033-51268), filed April 27, 2011.

q.              Participation Agreement among Rydex Variable Trust, Rydex Distributors, Inc. and Integrity dated January 1, 2008.  Incorporated by reference to Exhibit 99.8(G) to Registrant’s Post-Effective Amendment No. 30 to registration statement on Form N-4 (File No. 033-56654), filed December 5, 2007.

r.                 Amendment No. 1 to Participation Agreement among Rydex Variable Trust, Rydex Distributors, Inc. and Integrity dated November 1, 2009.  Incorporated by reference to Exhibit 99.8(R) to Registrant’s Post-Effective Amendment No. 35 to registration statement on Form N-4 (File No. 033-51268), filed April 27, 2011.

s.               Amendment No. 2 to Participation Agreement among Rydex Variable Trust, Rydex Distributors, LLC (formerly Rydex Distributors, Inc.) and Integrity dated December 20, 2010.  Incorporated by reference to Exhibit 99.8(S) to Registrant’s Post-Effective Amendment No. 35 to registration statement on Form N-4 (File No. 033-51268), filed April 27, 2011.

t.                 Variable Product Services Agreement between Rydex Distributors, Inc. and Integrity dated January 1, 2008.  Incorporated by reference to Exhibit 99.8(H) to Registrant’s Post-Effective Amendment No. 30 to registration statement on Form N-4 (File No. 033-56654), filed December 5, 2007.

u.              Amendment No. 1 to Variable Product Services Agreement between Rydex Distributors, LLC (formerly

Rydex Distributors, Inc.) and Integrity dated December 20, 2010.  Incorporated by reference to Exhibit 99.8(U) to Registrant’s Post-Effective Amendment No. 35 to registration statement on Form N-4 (File No. 033-51268), filed April 27, 2011.

v.              Administrative Services Agreement between PADCO Advisors II, Inc. and Integrity dated January 1, 2008.  Incorporated by reference to Exhibit 99.8(I) to Registrant’s Post-Effective Amendment No. 30 to registration statement on Form N-4 (File No. 033-56654), filed December 5, 2007.

w.            Amendment No. 1 to Administrative Services Agreement between Rydex Advisors II, LLC (formerly PADCO Advisors II, Inc.) and Integrity dated December 20, 2010.  Incorporated by reference to Exhibit 99.8(W) to Registrant’s Post-Effective Amendment No. 35 to registration statement on Form N-4 (File No. 033-51268), filed April 27, 2011.

x.                Fund Participation Agreement between Touchstone Variable Series Trust and Integrity dated April 30, 2001.  Incorporated by reference to Exhibit 99.8(H) to Registrant’s Post-Effective Amendment No. 14 to registration statement on Form N-4 (File No. 033-56654), filed October 15, 2001.

y.              Amendment No. 1 to Fund Participation Agreement between Touchstone Variable Series Trust and Integrity dated January 26, 2006.  Incorporated by reference to Exhibit 99.8(R) to Registrant’s Post-Effective Amendment No. 34 to registration statement on form N-4 (File No. 033-51268), filed April 23, 2010.

z.                Amendment No. 2 to Fund Participation Agreement among Touchstone Variable Series Trust, Touchstone Advisors, Inc. and Integrity dated December 31, 2009.  Incorporated by reference to Exhibit 99.8(S) to Registrant’s Post-Effective Amendment No. 34 to registration statement on form N-4 (File No. 033-51268), filed April 23, 2010.

aa.         22c-2 Agreement between Touchstone Variable Series Trust and Integrity dated February 14, 2008.  Incorporated by reference to Exhibit 99.8(Q) to Registrant’s Post-Effective Amendment No. 14 to registration statement on Form N-4 (File No. 333-44876), filed April 23, 2008.

bb.       Shareholder Services Agreement between Touchstone Advisors, Inc. and Integrity dated January 1, 2008.  Incorporated by reference to Exhibit 99.8(R) to Registrant’s Post-Effective Amendment No. 14 to registration statement on Form N-4 (File No. 333-44876), filed April 23, 2008.

cc.                                       Fund Participation Agreement among BT Insurance Funds Trust, Bankers Trust Company and Integrity dated October 2, 1997.  Incorporated by reference to Exhibit 99.8(J) to Registrant’s Post-Effective Amendment No. 25 to registration statement on form N-4 (File No. 033-51268), filed February 17, 2006.

dd.                                     22c-2 Agreement between DWS Scudder Distributors and Integrity dated February 16, 2007.  Incorporated by reference to Exhibit 99.8(T) to Registrant’s Post-Effective Amendment No. 14 to registration statement on Form N-4 (File No. 333-44876), filed April 23, 2008.

ee.                                       Amendment No. 1 to Fund Participation Agreement among Deutsche Asset Management VIT Funds (formerly BT Insurance Funds Trust), Bankers Trust Company and Integrity dated May 1, 2001.  Incorporated by reference to Exhibit 99.8(X) to Registrant’s Post-Effective Amendment No. 34 to registration statement on form N-4 (File No. 033-51268), filed April 23, 2010.

ff.                                           Amendment No. 2 to Fund Participation Agreement among Deutsche Asset Management VIT Funds, Deutsche Asset Management, Inc. (formerly Bankers Trust Company) and Integrity dated May 1, 2002. Incorporated by reference to Exhibit 99.8(Y) to Registrant’s Post-Effective Amendment No. 34 to registration statement on form N-4 (File No. 033-51268), filed April 23, 2010.

gg.                                     Amendment No. 3 to Fund Participation Agreement among Deutsche Asset Management VIT Funds, Deutsche Asset Management, Inc. and Integrity dated May 1, 2004.  Incorporated by reference to Exhibit 99.8(Z) to Registrant’s Post-Effective Amendment No. 34 to registration statement on form N-4 (File No. 033-51268), filed April 23, 2010.

hh.       Amendment No. 4 to Fund Participation Agreement among DWS Investments VIT Funds (formerly Deutsche Asset Management VIT Funds), Deutsche Asset Management, Inc. and Integrity dated July 22, 2006.  Incorporated by reference to Exhibit 99.8(AA) to Registrant’s Post-Effective Amendment No. 34 to registration statement on form N-4 (File No. 033-51268), filed April 23, 2010.

ii.                                             Administrative services letter between Deutsche Investment Management Americas Inc. and Integrity dated January 31, 2007.  Incorporated by reference to Exhibit 99.8(BB) to Registrant’s Post-Effective Amendment No. 34 to registration statement on form N-4 (File No. 033-51268), filed April 23, 2010.

jj.                                             Distribution and Services Agreement between PFPC Distributors, Inc. and Integrity dated May 18, 2004. Incorporated by reference to Exhibit 99.8(CC) to Registrant’s Post-Effective Amendment No. 34 to registration statement on form N-4 (File No. 033-51268), filed April 23, 2010.

kk.         Amendment No. 1 to Distribution and Services Agreement between PFPC Distributors, Inc. (as assigned to DWS Scudder Distributors, Inc.) and Integrity dated January 31, 2007.  Incorporated by reference to Exhibit 99.8(DD) to Registrant’s Post-Effective Amendment No. 34 to registration statement on form N-4 (File No. 033-51268), filed April 23, 2010.

ll.                                             Participation Agreement among The Universal Institutional Funds, Inc.,  Morgan Stanley & Co. Incorporated, Morgan Stanley Investment Management Inc and Integrity dated January 2, 2003. Incorporated by reference to Exhibit 99.8(K) to Registrant’s Post-Effective Amendment No. 25 to registration statement on form N-4 (File No. 033-51268), filed February 17, 2006.

mm.         Amendment No. 1 to Participation Agreement among The Universal Institutional Funds, Inc., Morgan Stanley & Co. Incorporated, Morgan Stanley Investment Management Inc. and Integrity dated January 26, 2006.  Incorporated by reference to Exhibit 99.8(FF) to Registrant’s Post-Effective Amendment No. 34 to registration statement on form N-4 (File No. 033-51268), filed April 23, 2010.

nn.       Amendment No. 2 to Participation Agreement among The Universal Institutional Funds, Inc., Morgan Stanley & Co. Incorporated, Morgan Stanley Investment Management Inc. and Integrity dated May 1, 2008.  Incorporated by reference to Exhibit 99.8(GG) to Registrant’s Post-Effective Amendment No. 34 to registration statement on form N-4 (File No. 033-51268), filed April 23, 2010.

oo.                                     Administrative Services Letter between Morgan Stanley Investment Management Inc. and Integrity dated May 1, 2008.  Incorporated by reference to Exhibit 99.8(HH) to Registrant’s Post-Effective Amendment No. 34 to registration statement on form N-4 (File No. 033-51268), filed April 23, 2010.

pp.                                     22c-2 Agreement among The Universal Institutional Funds, Inc., Morgan Stanley & Co., Incorporated, Morgan Stanley Investment Management, Inc. and Integrity dated February 16, 2007.  Incorporated by reference to Exhibit 99.8(V) to Registrant’s Post-Effective Amendment No. 14 to registration statement on Form N-4 (File No. 333-44876), filed April 23, 2008.

qq.       Administrative Service Agreement between Morgan Stanley Distribution, Inc. (successor to Morgan Stanley & Co. Incorporated) and Integrity dated May 1, 2008.  Incorporated by reference to Exhibit 99.8(W) to Registrant’s Post-Effective Amendment No. 14 to registration statement on Form N-4 (File No. 333-44876), filed April 23, 2008.

rr.                                           Administrative Services Agreement between Morgan Stanley Investment Management Inc. and Integrity dated May 1, 2008.  Incorporated by reference to Exhibit 99.8(X) to Registrant’s Post-Effective Amendment No. 14 to registration statement on Form N-4 (File No. 333-44876), filed April 23, 2008.

ss.         Fund Participation Agreement among Columbia Funds Variable Insurance Trust, Columbia Management Advisors, LLC, Columbia Management Distributors, Inc. and Integrity dated May 1, 2009.  Incorporated by reference to Exhibit 99.8(AA) to Registrant’s Post-Effective Amendment No. 32 to registration statement on Form N-4 (File No. 033-51268), filed April 24, 2009.

tt.             Assignment of Fund Participation Agreement among Columbia Funds Variable Insurance Trust, Columbia Management Advisors, LLC, Columbia Management Distributors, Inc. and Integrity to RiverSource Investments, LLC and RiverSource Fund Distributors, Inc. dated April 12, 2010.  Incorporated by reference to Exhibit 99.8(TT) to Registrant’s Post-Effective Amendment No. 35 to registration statement on Form N-4 (File No. 033-51268), filed April 27, 2011.

uu.       Mutual Fund Sales Agreement between Columbia Management Distributors, Inc. and Touchstone Securities, Inc. dated May 1, 2009.  Incorporated by reference to Exhibit 99.8(BB) to Registrant’s Post-Effective Amendment No. 32 to registration statement on Form N-4 (File No. 033-51268), filed April 24, 2009.

vv.       Agreement between Columbia Management Distributors, Inc. and Integrity dated May 1, 2009.  Incorporated by reference to Exhibit 99.8(CC) to Registrant’s Post-Effective Amendment No. 32 to registration statement on Form N-4 (File No. 033-51268), filed April 24, 2009.

ww. Assignment of Agreement between Columbia Management Distributors, Inc. and Integrity to RiverSource Fund Distributors, Inc. dated March 25, 2010.  Incorporated by reference to Exhibit 99.8(WW) to Registrant’s Post-Effective Amendment No. 35 to registration statement on Form N-4 (File No. 033-51268), filed April 27, 2011.

xx.           Participation Agreement among AIM Variable Insurance Funds (Invesco Variable Insurance Funds), INVESCO Distributors, Inc., Touchstone Securities, Inc. and Integrity dated June 1, 2010.  Incorporated by reference to Exhibit 99.8(XX) to Registrant’s Post-Effective Amendment No. 35 to registration statement on Form N-4 (File No. 033-51268), filed April 27, 2011.

yy.       Administrative Services Agreement between Invesco Advisors, Inc. and Integrity dated June 1, 2010.  Incorporated by reference to Exhibit 99.8(YY) to Registrant’s Post-Effective Amendment No. 35 to registration statement on Form N-4 (File No. 033-51268), filed April 27, 2011.

zz.           Distribution Services Agreement between INVESCO Distributors, Inc and Integrity dated June 1, 2010.  Incorporated by reference to Exhibit 99.8(ZZ) to Registrant’s Post-Effective Amendment No. 35 to

registration statement on Form N-4 (File No. 033-51268), filed April 27, 2011.

aaa. Intermediary Agreement between Invesco Investment Services, Inc. and Integrity dated June 1, 2010.  Incorporated by reference to Exhibit 99.8(AAA) to Registrant’s Post-Effective Amendment No. 35 to registration statement on Form N-4 (File No. 033-51268), filed April 27, 2011.

bbb. Form of Fund Participation Agreement among BlackRock Variable Series Funds, Inc., BlackRock Investments, LLC and Integrity dated April 29, 2011.  Incorporated by reference to Exhibit 99.8(BBB) to Registrant’s Post-Effective Amendment No. 35 to registration statement on Form N-4 (File No. 033-51268), filed April 27, 2011.

ccc. Form of Distribution Sub-Agreement between BlackRock Variable Series Funds, Inc. and Integrity dated April 29, 2011.  Incorporated by reference to Exhibit 99.8(CCC) to Registrant’s Post-Effective Amendment No. 35 to registration statement on Form N-4 (File No. 033-51268), filed April 27, 2011.

ddd. Form of Administrative Services Agreement between BlackRock Advisors, LLC and Integrity dated April 29, 1011.  Incorporated by reference to Exhibit 99.8(DDD) to Registrant’s Post-Effective Amendment No. 35 to registration statement on Form N-4 (File No. 033-51268), filed April 27, 2011.

9.               Opinion and Consent of Rhonda S. Malone, Esq. as to the legality of the securities registered, filed herewith.

10.         Consent of Independent Registered Public Accounting Firm.  [TO BE FILED BY PRE-EFFECTIVE AMENDMENT]

11.         Not applicable.

12.         Not applicable.

13.        Powers of Attorney of each members of the Board of Directors of The Western and Southern Life Insurance Company (WSLIC), specifically John F. Barrett, James N. Clark, Jo Ann Davidson, Eugene P. Ruehlmann, George V. Voinovich, George H. Walker, III and Thomas L. Williams, each dated October 18, 2011, and Donald A Bliss dated October 20, 2011, filed herewith.

14.         Guarantee from WSLIC to the policy holders of Integrity.  Incorporated by reference to Exhibit 99.14 to Registrant’s Post-Effective Amendment No. 27 to registration statement on Form N-4 (File No. 033-51268), filed February 12, 2007.

15.         Cover Letter, filed herewith.

Item 25. Directors and Officers of the Depositor

The names and principal business addresses* of the directors and officers of, and their positions with the Depositor, are as follows:

Directors:
John F. Barrett	Director, Chairman of the Board
Edward J. Babbitt	Director, Secretary
Jill T. McGruder(1)	Director, President and Chief Executive Officer
John R. Lindholm(2)	Director
Robert L. Walker	Director
Donald J. Wuebbling	Director

Officers:
John F. Barrett	Director, Chairman of the Board
Jill T. McGruder	Director, President and Chief Executive Officer
Nicholas P. Sargen(1)	Senior Vice President and Chief Investment Officer
Clint D. Gibler	Senior Vice President and Chief Information Officer
Edward J. Haines(1)	Senior Vice President
Kevin L. Howard	Senior Vice President and General Counsel
Constance M. Maccarone	Senior Vice President
Nora E. Moushey	Senior Vice President and Chief Actuary
Mark Caner	Senior Vice President
Scott W. Edblom(1)	Vice President
Terrie A. Wiedenheft	Vice President
Brian A. Eichhold	Vice President
Daniel W. Harris	Vice President
D. Todd Henderson	Vice President and Chief Risk Officer
Bradley J. Hunkler	Vice President and Chief Accounting Officer
Phillip E. King	Vice President and Auditor

Paul M. Kruth(1)	Vice President
Michael R. Moser	Vice President and Chief Compliance Officer
Denise L. Sparks	Vice President
Richard K. Taulbee	Vice President
James J. Vance	Vice President and Treasurer
Patty J. Wilson(1)	Vice President
Donald P. Myers	Assistant Vice President
Stephen G. Hussey	Assistant Vice President
Andrew P. Shull	Assistant Vice President
Gerald J. Ulland	Assistant Vice President
Marvin J. Cox, Jr.	Manager, New Business
Michael W. Collier	Manager, Financial Services
Edward J. Babbitt	Secretary
Thomas M. Barth	Assistant Treasurer
Douglas B. Perry	Assistant Treasurer
Cheryl J. Stotts	Assistant Treasurer
Timothy D. Speed	Assistant Treasurer
Sharon A. Cummings(1)	Licensing Officer
Brenda L. Elliott(1)	Manager, Licensing

*The principal business address for the above is 400 Broadway, Cincinnati, Ohio 45202, unless otherwise noted.

(1) Principal Business Address: 303 Broadway, Cincinnati, Ohio 45202

(2) Principal Business Address: 5731 Stoll Hill Road, Louisville, KY 40222

Item 26.                     Persons Controlled by or Under Common Control with Integrity or Registrant

Affiliate	State	Entity Type	Ownership	Type of Business
506 Phelps Holdings, LLC	Ohio	LLC	98% owned by WSLIC and 2% owned by Eagle Realty Investments, Inc.	owns real estate
Airport Exchange Hotel Partners	Kentucky	General Partnership	74% owned by WS Airport Exchange GP, LLC; 1% owned by Eagle Realty Investments, Inc. (ERI)	owns/operates real estate
Autumn Village Apartments, LLC	Georgia	LLC	100% owned by Country Place Associates	owns real estate
Axis Perimeter Center GP, LLC	Ohio	LLC	100% owned by Eagle Realty Investments, Inc.	owns real estate
Baton Rouge Cottages Investor, LLC	Ohio	LLC	100% owned by Baton Rouge Housing Holdings, LLC	owns real estate
Baton Rouge Housing Holdings, LLC	Ohio	LLC	98% owned by WSLIC and 2% owned by Eagle Realty Investments, Inc.	owns real estate
Buckeye Venture Partners, LLC	Ohio	LLC	60% owned by Fort Washington Investment Advisors, Inc. (FWIA); 40% owned by Peppertree Partners, LLC	private equity fund management
BVP NEO, LLC	Ohio	LLC	100% owned by Fort Washington Investment Advisors, Inc.	private equity fund management
Capital Analysts Incorporated	Delaware	Corporation	100% owned by Columbus Life Insurance Company (CLIC)	broker-dealer and investment advisor
Carmel Holdings, LLC	Ohio	LLC	49% owned by W&S Real Estate Holdings, LLC; 1% owned by ERI	owns real estate entity
Carmel Hotel Investor, LLC	Ohio	LLC	100% owned by Carmel Holdings, LLC	owns real estate entity
Carmel Hotel, LLC	Indiana	LLC	74% owned by Carmel Hotel Investor, LLC; 1% owned by ERI	owns/operates real estate

Affiliate	State	Entity Type	Ownership	Type of Business
Carthage Senior Housing, Ltd.	Ohio	LLC	98% owned by W&S Real Estate Holdings, LLC; 1% owned by ERI	owns/operates real estate
CDC-Baton Rouge, LLC	Alabama	LLC	59% owned by Baton Rouge Cottages Investor, LLC	owns real estate
Centreport Hotels LLC	Texas	LLC	75% owned by ERI	owns/operates real estate
Centreport Partners LP	Texas	Limited Partnership	25.25% owned by WSLIC; 49% owned by WSLR Dallas LLC, 1% owned by ERI	owns/operates real estate
Cleveland East Hotel, LLC	Ohio	LLC	74% owned by WSALD CEH, LLC; 1% owned by ERI	owns/operates real estate
CLIC Agency, Inc.	Ohio	Corporation	100% owned by Columbus Life Insurance Company	insurance agency
Columbus Life Insurance Company	Ohio	Corporation	100% owned by WSLIC
Country Place Associates	Ohio	General Partnership	90% owned by WS Country Place GP, LLC; 10% owned by ERI	owns/operates real estate
Courtyard Nursing Care, LLC.	Ohio	LLC	100% owned by WSLAC	owns/operates real estate
Day Hill Road Land LLC	Connecticut	LLC	74% owned by W&S Real Estate Holdings, LLC and 1% owned by Eagle Realty Investments, Inc.	owns real estate
Dublin Hotel LLC	Ohio	LLC	25% owned by WSLIC, 49% owned by WSLR Columbus LLC, 1% owned by ERI	owns/operates real estate
Eagle Realty Group, LLC	Ohio	LLC	100% owned by W&S Operating Holdings, LLC	real estate holding company
Eagle Realty Investments, Inc. (ERI)	Ohio	Corporation	100% owned by Eagle Realty Group, LLC	real estate
Fort Washington Active Fixed Income LLC	Delaware	LLC	Managing Member Fort Washington Fixed Income LLC and investors include WSLIC	managing member for private fixed income fund
Fort Washington Capital Partners, LLC (FWCP)	Delaware	LLC	100% owned by FWIA	managing partner for numerous private equity funds
Fort Washington Fixed Income LLC	Delaware	LLC	100% owned by FWIA	private fixed income fund
Fort Washington High Yield Investors II, LLC	Delaware	LLC	managing member is FWCP	private fixed income fund
Fort Washington High Yield Investors LLC	Delaware	LLC	managing member is FWCP	private fixed income fund
Fort Washington Investment Advisors, Inc. (FWIA)	Ohio	Corporation	100% owned by W&S Operating Holdings, LLC	investment adviser
Fort Washington Private Equity Investors II, L.P.	Delaware	Limited Partnership	general partner is FWCP and investors include WSLIC	private equity fund
Fort Washington Private Equity Investors III, L.P.	Delaware	Limited Partnership	general partner is FWCP and investors include WSLIC	private equity fund
Fort Washington Private Equity Investors IV, L.P.	Delaware	Limited Partnership	general partner is FWCP and investors include WSLIC	private equity fund
Fort Washington Private	Delaware	Limited	general partner is FWPEI V GP, LLC and	private equity fund

Affiliate	State	Entity Type	Ownership	Type of Business
Equity Investors V, L.P.		Partnership	investors include WSLIC
Fort Washington Private Equity Investors V-B, L.P.	Delaware	Limited Partnership	general partner is FWPEI V GP, LLC and investors include WSLIC	private equity fund
Fort Washington Private Equity Investors VI, L.P.	Delaware	Limited Partnership	general partner is FWPEI VI GP, LLC and investors include WSLIC	private equity fund
Fort Washington Private Equity Investors VII, L.P.	Delaware	Limited Partnership	general partner is FWPEI VII GP, LLC and investors include WSLIC	private equity fund
Fort Washington Private Equity Investors V-VC, L.P.	Delaware	Limited Partnership	general partner is FWPEI V GP, LLC and investors include WSLIC	private equity fund
Fort Washington Private Equity Opportunities Fund II, L.P.	Delaware	Limited Partnership	General Partner is FWPEO II GP, LLC and WSLIC is an investor	private equity fund
Fort Washington Savings Company	Ohio	Corporation	100% owned by WSLIC	bank
FWPEI V GP, LLC	Delaware	LLC	100% owned by FWIA	three private equity funds’ general partner
FWPEI VI GP, LLC	Delaware	LLC	100% owned by FWIA	private equity fund general partner
FWPEI VII GP, LLC	Delaware	LLC	100% owned by FWIA	private equity fund general partner
FWPEO II GP, LLC	Delaware	LLC	100% owned by Fort Washington Investment Advisors, Inc.	private equity fund management
Galveston Summerbrooke Apts., LLC	Texas	LLC	54% owned by Summerbrooke Apartments Investor, LLC; 1% owned by ERI	owns/operates real estate
Grelot Cody Apartments, LLC	Ohio	LLC	100% owned by Vinings Trace, LLC	owns real estate
GS Beach Club, LLC	Delaware	LLC	76.5% owned by Winkler Extension Apartments Investor, LLC	owns real estate
GS Yorktown Apartments, LP	Delaware	Limited Partnership	59% owned by YT Crossing Apartments Investor, LLC and 1% by Eagle Realty Investments, Inc.	owns real estate
IFS Agency Services, Inc.	Pennsylvania	Corporation	100% owned by IFS Financial Services, Inc.	general insurance agency
IFS Financial Services, Inc. (IFS)	Ohio	Corporation	100% owned by Western-Southern Life Assurance Company (WSLAC)	development and marketing of financial products for distribution
IFS General Agency, Inc.	Pennsylvania	Corporation	100% owned by IFS Financial Services, Inc.	general insurance agency
IFS Insurance Agency, Inc.	Ohio	Corporation	99% owned by IFS	general insurance agency
Insurance Profillment Solutions, LLC	Ohio	LLC	100% owned by WSLIC	insurance marketing services
IR Mall Associates, Ltd.	Florida	Limited Partnership	49.50% owned by WSLIC	owns/operates real estate
IR Mall Company, L.C.	Florida	LLC	50% owned by ERI	owns/operates real estate

Affiliate	State	Entity Type	Ownership	Type of Business
Kentucky Co-Investment Partners, L.P.	Delaware	Limited Partnership	general partner is FWCP	private equity fund
LaFrontera Hotel LLC	Texas	LLC	75% owned by ERI	owns/operates real estate
LaFrontera Lodging Partners LP	Texas	Limited Partnership	74.25% owned by W&S Real Estate Holdings, LLC	owns/operates real estate
LeRoy Glen Investment, LLC	Ohio	LLC		owns real estate
Lookout Corporate Center	Ohio	Joint Venture	50% owned by WS Lookout GP, LLC	owns/operates real estate
Mallard Sherburn Apartments, LLC	Ohio	LLC	100% owned by WSLIC	owns real estate
Meritage Apartments Investors, LLC	Texas	LLC	100% owned by North Braeswood Meritage Holdings, LLC	owns real estate
Mission Club Apartments General Partnership	Florida	General Partnership	95.5% owned by WSLIC, 4.5% owned by ERI	owns/operates real estate
National Integrity Life Insurance Company	New York	Corporation	100% owned by ILIC
NEO Capital Fund, LP	Delaware	Limited Partnership	General Partner is BVP NEO, LLC	private equity fund
New Mexico Co-Investment Partners, L.P.	Delaware	Limited Partnership	general partner is FWCP	private equity fund
North Braeswood Meritage Holdings, LLC	Ohio	LLC	100% owned by WSLAC	owns real estate
North Pittsburgh Hotel LLC	Pennsylvania	LLC	74% owned by WSALD NPH, LLC; 1% owned by ERI	owns/operates real estate
Northeast Cincinnati Hotel LLC	Ohio	LLC	25% owned by WSLIC, 49% owned by WSLR Cincinnati LLC, 1% owned by ERI	owns/operates real estate
OTR Housing Associates, L.P.	Ohio	Limited Partnership	98% owned by WSLIC; 1% owned by ERI	owns/operates real estate
OTR Redevelopment Group, LLC	Ohio	LLC	100% owned by OTR Walnut Housing, Ltd.	owns real estate
OTR Transitional Housing, L.P.	Ohio	Limited Partnership	99% owned by WSLIC	owns/operates real estate
OTR-Walnut Housing, Ltd.	Ohio	LLC	100% owned by ERI	owns/operates real estate
Park Avenue Lofts, LLC	Colorado	LLC	49% owned by Uptown Denver Investor, LLC; 1% owned by ERI	owns/operates real estate
Peppertree Fund II, LP	Delaware	Limited Partnership	General Partner is Peppertree Partners, LLC	private equity fund
Peppertree Fund, LP	Delaware	Limited Partnership	General Partner is Peppertree Partners, LLC	private equity fund
Peppertree Partners, LLC	Ohio	LLC	100% voting interest owned by Fort Washington Investment Advisors, Inc.	private equity fund management
Peppertree Special Venture Fund, LLC	Delaware	LLC	Managing Member is Peppertree Partners, LLC	private equity fund
Prairie Lakes Apartments	Ohio	LLC	100% owned by Prairie Lakes Holdings,	owns real estate

Affiliate	State	Entity Type	Ownership	Type of Business
Investor, LLC			LLC
Prairie Lakes Apartments, LLC	Indiana	LLC	65% total WS affiliated ownership (64% by Prairie Lakes Apartments Investor, LLC and 1% by Eagle Realty Investments, Inc.)	owns real estate
Prairie Lakes Holdings, LLC	Ohio	LLC	98% owned by WSLIC and 2% owned by Eagle Realty Investments, Inc.	owns real estate
Queen City Square Development I, LLC	Ohio	LLC	100% owned by Eagle Realty Group, LLC	operation of real estate
Queen City Square, LLC	Ohio	LLC	100% owned by The Western and Southern Life Insurance Company (WSLIC)	owns/operates real estate
Race Street Development, Ltd.	Ohio	LLC	100% owned by W&S Real Estate Holdings, LLC	owns/operates real estate
Ridgegate Apartments Investor, LLC	Ohio	LLC	100% owned by Ridgegate Holdings, LLC	owns real estate
Ridgegate Commonwealth Apartments, LLC	Colorado	LLC	55% total WS affiliated ownership (44% by Ridgegate Apartments Investor, LLC and 1% by Eagle Realty Investments, Inc.)	owns real estate
Ridgegate Holdings, LLC	Ohio	LLC	98% owned by WSLIC and 2% owned by Eagle Realty Investments, Inc.	owns real estate
Seasons Health Care Limited Partnership	Ohio	Limited Partnership	90% owned by WSLAC, 10% owned by Courtyard Nursing Care, LLC	owns/operates real estate
Sedona Apartments, LP	Texas	Limited Partnership	0.1% owned by Sedona Apts GP, LLC, 58.54% owned by Sedona Apartments Investors, L.P. and 41.36% owned by Meritage Apartments Investors, LLC	owns real estate
Sedona Apts GP, LLC	Texas	LLC	100% owned by North Braeswood Meritage Holdings, LLC	owns real estate
Sedona Apts Investors L.P.	Texas	Limited Partnership	100% owned by North Braeswood Meritage Holdings, LLC	owns real estate
Seventh and Culvert Garage, LLC	Ohio	LLC	100% owned by W&S Real Estate Holdings, LLC	owns real estate
Shelbourne Campus Properties, LLC	Delaware	LLC	54% owned by Shelbourne Housing Investor, LLC; 1% owned by ERI	owns/operates real estate
Shelbourne Holdings, LLC	Ohio	LLC	98% owned by W&S Real Estate Holdings, LLC; 2% owned by ERI	owns real estate entity
Shelbourne Housing Investor, LLC	Ohio	LLC	100% owned by Shelbourne Holdings, LLC	owns real estate entity
Sixth and Race Development, LLC	Ohio	LLC	71% owned by Race Street Development, Ltd., 29% owned by ERI	owns/operates real estate
Skyport Hotel LLC	Kentucky	LLC	25% owned by WSLIC, 49% owned by WSLR Skyport LLC; 1% owned by ERI	owns/operates real estate
SPX Holding LLC	Ohio	LLC	50% owned by W&SFG	Airplane ownership/leasing
SSW Jet Ltd	Ohio	LLC	50% owned by W&SFG	Airplane ownership/leasing
Summerbrooke Apartments Investor, LLC	Ohio	LLC	100% owned by Summerbrooke Holdings, LLC	owns real estate entity
Summerbrooke Holdings,	Ohio	LLC	98% owned by W&S Real Estate Holdings,	owns real estate entity

Affiliate	State	Entity Type	Ownership	Type of Business
LLC			LLC; 2% owned by ERI
Sundance Hotel Investor, LLC	Ohio	LLC	100% owned by Sundance LaFrontera Holdings, LLC	owns real estate
Sundance Hotel, LLC	Texas	LLC	74% by Sundance Hotel Investor, LLC and 1% by Eagle Realty Investments, Inc.	owns real estate
Sundance LaFrontera Holdings, LLC	Ohio	LLC	98% by WSLIC and 2% owned by Eagle Realty Investments, Inc.	owns real estate
The Lafayette Life Insurance Company	Indiana	Corporation	100% owned by Western & Southern Financial Group, Inc. (WSFG)
The Ohio Capital Fund LLC	Ohio	LLC	Managed by Buckeye Venture Partners, LLC	state funded private equity fund
The Western and Southern Life Insurance Company (WSLIC)	Ohio	Corporation	100% owned by WSFG
Touchstone Advisors, Inc.	Ohio	Corporation	100% owned by IFS	registered investment adviser
Touchstone Securities, Inc.	Nebraska	Corporation	100% owned by WSLAC	securities broker-dealer
Tri-State Growth Capital Fund I, L.P.	Delaware	Limited Partnership	general partner is Tri-State Ventures, LLC and investors include WSLIC	private equity fund
Tri-State Growth Capital Fund II, L.P.	Delaware	Limited Partnership	general partner is Tri-State Ventures II, LLC and investors include WSLIC	private equity fund
Tri-State Ventures II, LLC	Delaware	LLC	100% owned by FWIA	private equity fund
Tri-State Ventures, LLC	Delaware	LLC	100% owned by FWIA	private equity fund
Union Centre Hotel LLC	Ohio	LLC	25% owned by WSLIC; 49% owned by WSLR Union LLC; 1% owned by ERI	owns/operates real estate
Uptown Denver Apartment Holdings, LLC	Ohio	LLC	98% owned by W&S Real Estate Holdings, LLC; 2% owned by ERI	owns real estate entity
Uptown Denver Investor, LLC	Ohio	LLC	100% owned by Uptown Denver Apartment Holdings, LLC	owns real estate entity
Vinings Trace, LLC	Indiana	LLC	99% owned by WSLIC, 1% owned by ERI	owns/operates real estate
Vulcan Hotel LLC	Alabama	LLC	25% owned by WSLIC; 49% owned by WSLR Birmingham LLC; 1% owned by ERI	owns/operates real estate
W&S Brokerage Services, Inc.	Ohio	Corporation	100% owned by WSLAC	investment advisor and broker dealer
W&S Financial Group Distributors, Inc.	Ohio	Corporation	100% owned by IFS	general insurance agency
W&S Operating Holdings, LLC	Ohio	LLC	100% owned by WSLIC	ownership of operating entities
W&S Real Estate Holdings, LLC	Ohio	LLC	100% owned by WSLIC	owns real estate entity
WestAd Inc.	Ohio	Corporation	100% owned by WSLIC	advertising, book selling and publishing
Western & Southern Agency, Inc.	Ohio	Corporation	100% owned by WSLIC	general insurance agency

Affiliate	State	Entity Type	Ownership	Type of Business
Western & Southern Financial Fund Inc	Ohio	Non Profit Corporation		charitable giving
Western & Southern Financial Group, Inc. (WSFG)	Ohio	Corporation	100% owned by WSMHC	holding company
Western & Southern Mutual Holding Company (WSMHC)	Ohio	Mutual Insurance Holding Co
Western-Southern Life Assurance Company (WSLAC)	Ohio	Corporation	100% owned by WSLIC
Windsor Hotel LLC	Connecticut	LLC	25% owned by WSLIC; 49% owned by WSLR Hartford LLC; 1% owned by ERI	owns/operates real estate
Winkler Extension Apartments Investor, LLC	Ohio	LLC	100% owned by a trust for Separate Account A	owns real estate
Wright Executive Hotel Limited Partners	Ohio	Limited Partnership	60.50% owned by WSLIC; 0.61% owned by WS Wright Hotel GP, LLC	owns/operates real estate
WS Airport Exchange GP, LLC	Ohio	LLC	100% owned by W&S Real Estate Holdings, LLC	owns/operates real estate
WS Country Place GP, LLC	Ohio	LLC	100% owned by W&S Real Estate Holdings, LLC	owns/operates real estate
WS Lookout JV, LLC	Ohio	LLC	100% owned by WSLIC	owns/operates real estate
WS Wright Hotel GP, LLC	Ohio	LLC	100% owned by WSLIC	owns/operates real estate
WSA Commons, LLC	Georgia	LLC	50% owned by WSLIC	owns/operates real estate
WSALD CEH, LLC	Ohio	LLC	50% owned by WSLIC	owns/operates real estate
WSALD NPH, LLC	Ohio	LLC	50% owned by WSLIC; 1% owned by Eagle	owns/operates real estate
WSL Partners, L.P.	Delaware	Limited Partnership	general partner is FWCP and investors include WSLIC	private equity fund
WSLR Birmingham LLC	Ohio	LLC	100% owned by WSLR LLC	owns real estate
WSLR Cincinnati LLC	Ohio	LLC	100% owned by WSLR LLC	owns real estate
WSLR Columbus LLC	Ohio	LLC	100% owned by WSLR LLC	owns real estate
WSLR Dallas LLC	Ohio	LLC	100% owned by WSLR LLC	owns real estate
WSLR Hartford LLC	Ohio	LLC	100% owned by WSLR LLC	owns real estate
WSLR Holdings LLC	Delaware	LLC	24.49% owned by WSLIC	owns real estate entity
WSLR LLC	Delaware	LLC	100% owned by WSLR Holdings, LLC	owns real estate entity
WSLR Skyport LLC	Ohio	LLC	100% owned by WSLR LLC	owns real estate
WSLR Union LLC	Ohio	LLC	100% owned by WSLR LLC	owns real estate
YT Crossing Apartments Investor, LLC	Ohio	LLC	100% owned by YT Crossing Holdings, LLC	owns real estate
YT Crossing Holdings, LLC	Ohio	LLC	98% by WSLIC and 2% owned by Eagle Realty Investments, Inc.	owns real estate

Item 27.     Number of Contract Owners

As of October 3, 2011, there were 5,236 contract owners of Separate Account I of Integrity, including qualified and non-qualified contracts.

Item 28.     Indemnification

Integrity’s By-Laws provide, in Article V, Section 5.1 provides:

To the extent permitted by the laws of the State of Ohio, subject to all applicable requirements thereof:

(a)       The Corporation shall indemnify or agree to indemnify any person who was or is a party or is threatened to be made a party, to any threatened, pending, or completed action, suit, or proceeding, whether civil, criminal, administrative, or investigative, other than an action by or in the right of the Corporation, by reason of the fact that he is or was a Director, officer, employee, or agent of the Corporation or is or was serving at the request of the Corporation as a Director, trustee, officer, employee, or agent of another corporation, domestic or foreign, non-profit or for profit, partnership, joint venture, trust, or other enterprise, against expenses, including attorney’s fees, judgments, fines, and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit, or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the Corporation, and with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful.  The termination of any action, suit, or proceeding by judgment, order, settlement, or conviction, or upon a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the Corporation and, with respect to any criminal action or proceeding, he had reasonable cause to believe that his conduct was unlawful.

(b)      The Corporation shall indemnify or agree to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending, or completed action or suit by or in the right of the Corporation to procure a judgment in its favor by reason of the fact that he is or was a Director, officer, employee, or agent of the Corporation, or is or was serving at the request of the Corporation as a Director, trustee, officer, employee, or agent of another corporation, domestic or foreign, non-profit or for profit, partnership, joint venture, trust, or other enterprise, against expenses, including attorney’s fees, actually and reasonably incurred by him in connection with the defense or settlement of such action or suit if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the Corporation, except that no indemnification shall be made in respect to any of the following:

(1)    Any claim, issue, or matter as to which such person is adjudged to be liable for negligence or misconduct in the performance of his duty to the Corporation unless, and only to the extent the court of common pleas or the court in which such action or suit was brought determines upon application that, despite the adjudication of liability, but in view of all circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses as the court of common pleas or such other court shall deem proper;

(2)    Any action of suit in which the only liability asserted against a Director is pursuant to Section 1701.95 of the Ohio Revised Code.

(c)     To the extent that a Director, trustee, officer, employee, or agent has been successful in the merits or otherwise in defense of any action, suit, or proceeding referred to in division (a) and (b) of this Article, or in defense of any claim, issue or matter therein, he shall be indemnified against expenses, including attorney’s fees, actually and reasonably incurred by him in connection with the action, suit, or proceeding.

(d)     Any indemnification under divisions (a) and (b) of this Article, unless ordered by a court, shall be made by the Corporation only as authorized in the specific case upon the determination that indemnification of the Director, officer, employee, or agent is proper in the circumstances because he has met the applicable standard of conduct set forth in divisions (a) and (b) of this Article.  Such determination shall be made as follows:

(1)    By a majority vote of a quorum consisting of Directors of the Corporation who were not and are not parties to or threatened with any such action, suit, or proceeding;

(2)    If the quorum described in division (d)(1) of this Article is not obtainable or if a majority vote of a quorum of disinterested Directors so directs, in a written opinion by independent legal counsel other than an attorney, or a firm having associated with it an attorney, who has been retained by or who has performed services for the Corporation or any person to be indemnified within the past five years;

(3)    By the Shareholders; or

(4)    By the court of common pleas or the court in which such action, suit or proceeding was brought.

Any determination made by the disinterested Directors under Article (d)(1) or by independent legal counsel under Article (d)(2) shall be promptly communicated to the person who threatened or brought the action or suit by in the right of the Corporation under (b) of this Article, and within ten days after receipt of such notification, such person shall have the right to petition the court of common pleas or the court in which such action or suit was brought to review the reasonableness of such determination.

(e)       (1)    Expenses, including attorney’s fees, incurred by a Director in defending the action, suit, or proceeding shall be paid by the Corporation as they are incurred, in advance of the final disposition of the action, suit, or proceeding upon receipt of an undertaking by or on behalf of the Director in which he agrees to do both of the following:

(i)      Repay such amount if it is proved by clear and convincing evidence in a court of competent jurisdiction that his action or failure to act involved an act or omission undertaken with deliberate intent to cause injury to the Corporation or undertaken with reckless disregard for the best interests of the Corporation;

(ii)     Reasonably cooperate with the Corporation concerning the action, suit or proceeding.

(2)    Expenses, including attorney’s fees, incurred by a Director, officer, employee, or agent in defending any action, suit, or proceeding referred to in divisions (a) and (b) of this Article, may be paid by the Corporation as they are incurred, in advance of the final disposition of the action, suit, or proceeding as authorized by the Directors in the specific case upon receipt of an undertaking by or on behalf of the Director, officer, employee, or agent to repay such amount, if it ultimately is determined that he is not entitled to be indemnified by the Corporation.

(f)       The indemnification authorized by this section shall not be exclusive of, and shall be in addition to, any other rights granted to those seeking indemnification under the Articles or the Regulations for any agreement, vote of Shareholders or disinterested Directors, or otherwise, both as to action in his official capacity and as to action in another capacity while holding such office, and shall continue as to a person who has ceased to be a Director, officer, employee, or agent and shall inure to the benefit of the heirs, executors, and administrators of such a person.

(g)      The Corporation may purchase and maintain insurance or furnish similar protection, including but not limited to trust funds, letters of credit, or self insurance, on behalf of or for any person who is or was a Director, officer, employee, or agent of the Corporation, or is or was serving at the request of the Corporation as a Director, officer, employee, or agent of another corporation, domestic or foreign, non-profit or for profit, partnership, joint venture, trust, or other enterprise, against any liability asserted against him and incurred by him in any such capacity, or arising out of his status as such, whether or not the Corporation would have the power to indemnify him against such liability under this section.  Insurance may be purchased from or maintained with a person in whom the Corporation has a financial interest.

Insofar as indemnification for liability arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

Item 29.     Principal Underwriters

(a)        Touchstone Securities, Inc. (Touchstone Securities) is the principal underwriter for Separate Account I of Integrity Life Insurance Company.  Touchstone Securities also serves as an underwriter for Separate Accounts II and VUL of Integrity Life Insurance Company, Separate Accounts I and II of National Integrity Life Insurance Company, Western-Southern Life Assurance Company’s Separate Accounts 1 and 2, Columbus Life Insurance Company Separate Account I and for the shares of several series of Touchstone Variable Series Trust, Touchstone Strategic Trust, Touchstone Investment Trust, Touchstone Tax-Free Trust, Touchstone Institutional Funds Trust and Touchstone Funds Group Trust, each of which is affiliated with the Depositor.

(b)        The names and principal business addresses* of the officers and directors of, and their positions with, Touchstone Securities, Inc. are as follows:

Directors:
James N. Clark(1)	Director
Jill T. McGruder	Director
Donald J. Wuebbling(1)	Director

Officers:
Steven M. Graziano	President
Jill T. McGruder	Chief Executive Officer
Sharon L. Karp	Vice President
Richard K. Taulbee(1)	Vice President
Patricia J. Wilson	Vice President
Brian E. Hirsch	Chief Compliance Officer
James J. Vance	Vice President and Treasurer
Terrie A. Wiedenheft	Chief Financial Officer
Douglas B. Perry(1)	Assistant Treasurer
Timothy D. Speed(1)	Assistant Treasurer
Cheryl J. Stotts(1)	Assistant Treasurer
Rhonda S. Malone(1)	Secretary

*The principal business address for the above is 303 Broadway, Cincinnati, Ohio 45202, unless otherwise noted.

(1) Principal Business Address: 400 Broadway, Cincinnati, Ohio 45202

(c)                 Not applicable.

Item 30.       Location of Accounts and Records

The records required to be maintained by Section 31(a) of the Investment Company Act of 1940 and Rules 31a-1 to 31a-3 promulgated thereunder, are maintained by Integrity at 400 Broadway, Cincinnati, Ohio 45202

Item 31.       Management Services

There are currently no management-related services provided to the Registrant.

Item 32.       Undertakings

The Registrant hereby undertakes:

(a)          to file a post-effective amendment to this registration statement as frequently as is necessary to ensure that the audited financial statements of the Registrant, Depositor and Guarantor in the registration statement are never more than 16 months old for so long as payments under the variable annuity contracts may be accepted;

(b)    to include either (1) as part of any application to purchase a contract offered by the prospectus, a space that an applicant can check to request a Statement of Additional Information, or (2) a postcard or similar written communication affixed to or included in the prospectus that the applicant can remove to send for a Statement of Additional Information; and

(c)          to deliver any Statement of Additional Information and any financial statements required to be made available under this Form, including the WSLIC financial statements, promptly upon written or oral request.

(d)         to update the registration statement if WSLIC terminates its guarantee to Integrity policy holders.

During any time there are insurance obligations outstanding and covered by its guarantee (Guarantee) issued by WSLIC, filed as an exhibit to this registration statement, Integrity hereby undertakes to provide notice to contract owners promptly after the happening of significant events related to the Guarantee.  These significant events include: (i) termination of the Guarantee that has a material adverse effect on the contract owner’s rights under the Guarantee; (ii) a default under the Guarantee that has a material adverse effect on the contract owner’s rights under the Guarantee; or (iii) the insolvency of WSLIC.

Pursuant to Section 26(f) of the Investment Company Act of 1940, as amended, the Registrant and Depositor represent that the aggregate charges under variable annuity contracts described in this Registration Statement are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by Integrity.

Integrity represents that it recognizes the requirements of Section 17(h) of the Investment Company Act of 1940, specifically that it shall not protect or purport to protect any director or officer of the Registrant or Depositor against any liability to them or to their security holders to which he would otherwise be subject by reason of willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of his office.

SIGNATURES

As required by the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant, the Depositor and the Guarantor have duly caused this amendment to the Registration Statement to be signed on their behalf, in the City of Cincinnati and State of Ohio on this 12th day of October, 2011.

SEPARATE ACCOUNT I OF
INTEGRITY LIFE INSURANCE COMPANY
(Registrant)

By: Integrity Life Insurance Company
(Depositor)

By:	/s/ Jill T. McGruder
Jill T. McGruder, President and CEO

INTEGRITY LIFE INSURANCE COMPANY
(Depositor)

By:	/s/ Jill T. McGruder
Jill T. McGruder, President and CEO

THE WESTERN AND SOUTHERN LIFE INSURANCE COMPANY
(Guarantor)

By:	/s/ John F. Barrett
John F. Barrett, Chairman, President and CEO

SIGNATURES

As required by the Securities Act of 1933, the Depositor has duly caused this amendment to the Registration Statement to be signed on its behalf, in the City of Cincinnati and State of Ohio on this 12th day of October, 2011.

INTEGRITY LIFE INSURANCE COMPANY

(Depositor)

By:	/s/ Jill T. McGruder
Jill T. McGruder, President and CEO

The following persons, in the capacities and on the dates indicated, have signed this Registration Statement as required by the Securities Act of 1933:

PRINCIPAL EXECUTIVE OFFICER:	/s/ Jill T. McGruder
Jill T. McGruder, President and CEO
October 12, 2011

PRINCIPAL FINANCIAL OFFICER:	/s/ Bradley J. Hunkler
Bradley J. Hunkler, Vice President and Chief Accounting Officer
October 12, 2011

PRINCIPAL ACCOUNTING OFFICER:	/s/ Bradley J. Hunkler
Bradley J. Hunkler, Vice President and Chief Accounting Officer
October 12, 2011

DIRECTORS:

/s/ John F. Barrett	/s/ Robert L. Walker
John F. Barrett	Robert L. Walker
October 12, 2011	October 12, 2011

/s/ Edward J. Babbitt	/s/ Donald J. Wuebbling
Edward J. Babbitt	Donald J. Wuebbling
October 12, 2011	October 12, 2011

/s/ Jill T. McGruder
Jill T. McGruder
October 12, 2011

SIGNATURES

As required by the Securities Act of 1933, the Guarantor has duly caused this amendment to the Registration Statement to be signed on its behalf, in the City of Cincinnati and State of Ohio on this 12th day of October, 2011.

THE WESTERN AND SOUTHERN LIFE INSURANCE COMPANY

(Guarantor)

By:	/s/ John F. Barrett
John F. Barrett, Chairman, President and CEO

PRINCIPAL EXECUTIVE OFFICER:	/s/ John F. Barrett
John F. Barrett, Chairman, President and CEO
October 12, 2011

PRINCIPAL FINANCIAL OFFICER:	/s/ Robert L. Walker
Robert L. Walker, Senior Vice President and Chief Financial Officer
October 12, 2011

PRINCIPAL ACCOUNTING OFFICER:	/s/ Robert L. Walker
Robert L. Walker, Senior Vice President and Chief Financial Officer
October 12, 2011

DIRECTORS:

/s/ John F. Barrett	/s/ Bradley J. Hunkler
John F. Barrett	Bradley J. Hunkler, Attorney-in-Fact for
October 12, 2011	Eugene P. Ruehlmann
October 12, 2011

/s/ Bradley J. Hunkler	/s/ Bradley J. Hunkler
Bradley J. Hunkler, Attorney-in-Fact for	Bradley J. Hunkler, Attorney-in-Fact for
Donald A. Bliss	George H. Walker, III
October 12, 2011	October 12, 2011

/s/ Bradley J. Hunkler	/s/ Bradley J. Hunkler
Bradley J. Hunkler, Attorney-in-Fact for	Bradley J. Hunkler, Attorney-in-Fact for
James N. Clark	Thomas L. Williams
October 12, 2011	October 12, 2011

/s/ Bradley J. Hunkler
Bradley J. Hunkler, Attorney-in-Fact for
Jo Ann Davidson
October 12, 2011